UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                       .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: December 7, 2009

	By:	/S/ ALEXANDER Y. TORBAKHOV
	Name:	Alexander Y. Torbakhov
	Title:	General Director

Exhibit List

99.1	Audited consolidated financial statements and notes and related financial information, as adjusted for SFAS No. 160, as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006.

99.2	Consent of Ernst & Young LLC.

Exhibit 99.1

Open Joint Stock Company “Vimpel-Communications” (VimpelCom) is furnishing on this Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K certain sections of its Annual Report on Form 20-F for the year ended December 31, 2008 (the 2008 Form 20-F), in order to present its audited consolidated financial statements and related financial information as adjusted for VimpelCom’s adoption of SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51. VimpelCom implemented the accounting provisions of SFAS No. 160 on a prospective basis from January 1, 2009, and has applied it on a retrospective basis in accordance with the presentation and disclosure requirements of SFAS No. 160. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, previously referred to as minority interest. Among other matters, SFAS No. 160 requires that noncontrolling interests be reported within the equity section of the balance sheet and that the amounts of consolidated net income or loss and consolidated comprehensive income or loss attributable to the parent company and the noncontrolling interests be clearly presented separately in the consolidated financial statements. Also, pursuant to SFAS No. 160, where appropriate, losses will be allocated to noncontrolling interests even when that allocation may result in a deficit equity balance. Upon adoption of SFAS No. 160, VimpelCom reclassified minority interests in its consolidated balance sheet from accrued expenses to noncontrolling interest in the equity section. In addition, VimpelCom changed the way noncontrolling interests are presented within the consolidated statement of income such that the statement of income reflects results attributable to both VimpelCom’s interests and noncontrolling interests. The results attributable to VimpelCom’s interests did not change upon the adoption of SFAS No. 160.

VimpelCom’s audited consolidated financial statements for each of the years ended December 31, 2008, 2007 and 2006, along with the Report of Independent Registered Public Accounting Firm, as well as the sections entitled “Item 3—Key Information—A. Selected Financial Data” and “Item 5—Operating and Financial Review and Prospects,” have been adjusted in all relevant areas impacted by SFAS No. 160 in order to present the underlying financial information on a consistent basis as if the accounting method had been applied throughout the periods presented. The format of the items presented herein is consistent with that presented in VimpelCom’s 2008 Form 20-F. The information presented is as of December 31, 2008 and does not supersede or modify the information presented by VimpelCom in Reports of Foreign Private Issuer furnished on Form 6-K after December 31, 2008. With respect to the financial statements in the 2008 Form 20-F, the adoption of SFAS No. 160, as reflected in this Report of Foreign Private Issuer on Form 6-K, affects only the manner in which certain financial information was previously reported and does not change the financial results reported in the 2008 Form 20-F. All information in the 2008 Form 20-F remains unchanged and has not been otherwise updated by this Report of Foreign Private Issuer on Form 6-K for events or developments that occurred subsequent to the filing of the 2008 Form 20-F.

		Page #
ITEM 3.	Key Information
	A. Selected Financial Data	1

ITEM 5.	Operating and Financial Review and Prospects	4

ITEM 18.	Financial Statements	34

ITEM 3.	Key Information

A. Selected Financial Data

The following tables set forth selected historical consolidated financial data for VimpelCom, presented in U.S. dollars and prepared in accordance with U.S. GAAP. The selected historical consolidated financial data for the years ended December 31, 2008, 2007 and 2006 and as at December 31, 2008 and 2007 is derived from our audited consolidated financial statements included elsewhere in this Exhibit to our Report of Foreign Private Issuer on Form 6-K. The selected historical consolidated financial data for the years ended December 31, 2005 and 2004 and as at December 31, 2006, 2005 and 2004 is derived from our audited consolidated financial statements not included in this Exhibit to our Report of Foreign Private Issuer on Form 6-K. The selected financial data set forth below should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this Exhibit to our Report of Foreign Private Issuer on Form 6-K and the section of this Exhibit to our Report of Foreign Private Issuer on Form 6-K entitled “Item 5—Operating and Financial Review and Prospects.”

	Years Ended December 31,
	2008		2007		2006		2005		2004
	(In thousands of U.S. dollars, except per share and per ADS amounts)
Operating revenues:
Service revenues	US$	9,999,850	US$	7,161,833	US$	4,847,661	US$	3,175,221	US$	2,070,720
Sales of equipment and accessories		107,946		6,519		19,265		30,478		38,711

	Years Ended December 31,
	2008		2007		2006		2005		2004
	(In thousands of U.S. dollars, except per share and per ADS amounts)
Other revenues		17,190		6,528		2,931		5,419		3,571

Total operating revenues		10,124,986		7,174,880		4,869,857		3,211,118		2,113,002
Revenue based taxes		(8,054)		(3,782)		(1,879)		—		—
Net operating revenues		10,116,932		7,171,098		4,867,978		3,211,118		2,113,002
Operating expenses:
Service costs		2,262,570		1,309,287		872,388		514,124		327,403
Cost of equipment and accessories		101,282		5,827		18,344		28,294		30,585
Selling, general and administrative expenses		2,838,508		2,206,322		1,503,615		1,085,807		720,127
Depreciation		1,520,184		1,171,834		874,618		451,152		281,129
Amortization		360,980		218,719		179,846		142,126		64,072
Impairment loss		442,747		—		—		—		7,354
Provision for doubtful accounts		54,711		52,919		21,848		11,583		8,166

Total operating expenses		7,580,982		4,964,908		3,470,659		2,233,086		1,438,836

Operating income		2,535,950		2,206,190		1,397,319		978,032		674,166
Other income and expenses:
Interest income		71,618		33,021		15,471		8,658		5,712
Net foreign exchange (loss) gain		(1,142,276)		72,955		24,596		7,041		3,563

Interest expense		(495,634)		(194,839)		(186,404)		(147,448)		(85,6630)
Other (expenses) income, net		(17,404)		3,240		(38,844)		(5,853)		(12,153)
Equity in net loss of associates		(61,020)		(211)

Total other income and expenses		(1,644,716)		(85,834)		(185,181)		(137,602)		(88,541)

Income before income taxes and cumulative effect of change in accounting principle		891,234		2,120,356		1,212,138		840,430		585,625
Income tax expense		303,934		593,928		390,663		221,901		155,000
Income before cumulative effect of change in accounting principle		587,300		1,526,428		821,475		618,529		430,625

Cumulative effect of change in accounting principle		—		—		(1,882)		—		—

Net income		587,300		1,526,428		819,593		618,529		430,625

Net income attributable to the noncontrolling interest		62,966		63,722		8,104		3,398		80,229
Net income attributable to VimpelCom	US$	524,334	US$	1,462,706	US$	811,489	US$	615,131	US$	350,396

Weighted average common shares outstanding (thousands)		50,700		50,818		50,911		51,066		41,224
Income before cumulative effect of change in accounting principle attributable to VimpelCom per common share	US$	10.34	US$	28.78	US$	15.98	US$	12.05	US$	8.50
Income before cumulative effect of change in accounting principle attributable to VimpelCom per ADS equivalent (2)	US$	0.52	US$	1.44	US$	0.80	US$	0.60	US$	0.43
Net income attributable to VimpelCom per common share	US$	10.34	US$	28.78	US$	15.94	US$	12.05	US$	8.50
Net income attributable to VimpelCom per ADS equivalent(1)	US$	0.52	US$	1.44	US$	0.80	US$	0.60	US$	0.43
Weighted average diluted shares		50,703		50,818		50,947		51,085		41,272
Diluted income before cumulative effect of change in accounting principle attributable to VimpelCom per common share (2)	US$	10.34	US$	28.78	US$	15.97	US$	12.04	US$	8.49
Diluted income before cumulative effect of change in accounting principle attributable to VimpelCom per ADS equivalent (1)	US$	0.52	US$	1.44	US$	0.80	US$	0.60	US$	0.42
Diluted net income attributable to VimpelCom per common share(2)	US$	10.34	US$	28.78	US$	15.93	US$	12.04	US$	8.49
Diluted net income attributable to VimpelCom per ADS equivalent(2)	US$	0.52	US$	1.44	US$	0.79	US$	0.60	US$	0.42
Dividends per share	US$	11.46	US$	6.47		—		—		—
Dividends per ADS equivalent	US$	0.57	US$	0.32		—		—		—

(1)

Each ADS is equivalent to one-twentieth of one share of common stock. On November 22, 2004, we changed the ratio of our ADSs traded on The New York Stock Exchange (“NYSE”) from four ADSs for three common shares to four ADSs for one common share. VimpelCom ADS holders as of record at the close of business on November 19, 2004 received two additional ADSs for every ADS held. On August 8, 2007, we changed the ratio of our ADSs traded on the NYSE from four ADSs for one common share to twenty ADSs for one common share. VimpelCom ADS holders as of record at the close of business on August 17, 2007 received four additional ADSs for every ADS held. All share information presented herein reflects the change in the ratio. There were no changes to our underlying common shares.

(2)	Diluted income before cumulative effect of change in accounting principle attributable to VimpelCom and diluted net income attributable to VimpelCom per common share and ADS equivalent includes dilution for employee stock options for 2008, 2007, 2006, 2005 and 2004.

	At December 31,
	2008		2007		2006		2005		2004
	(In thousands of U.S. dollars)
Consolidated balance sheets data:
Cash and cash equivalents	US$	914,683	US$	1,003,711	US$	344,494	US$	363,646	US$	305,857
Working capital (deficit)(1)		(1,407,795)		(272,784)		(487,420)		(457,927)		(127,903)
Property and equipment, net		6,425,873		5,497,819		4,615,675		3,211,112		2,314,405
Telecommunications licenses and allocations of frequencies, goodwill and other intangible assets, net		5,124,555		2,217,529		1,957,949		1,500,799		1,338,305
Total assets		15,725,153		10,568,884		8,436,546		6,307,036		4,780,241
Total debt, including current portion(2)		8,442,926		2,766,609		2,489,432		1,998,166		1,581,138
Total liabilities		11,115,307		4,868,688		4,235,777		3,377,861		2,620,728
Total equity	US$	4,609,846	US$	5,700,196	US$	4,200,769	US$	2,929,175	US$	2,159,513

(1)	Working capital is calculated as current assets less current liabilities.
(2)	Includes bank loans, Russian ruble denominated bonds, equipment financing and capital lease obligations for all periods presented. Subsequent to December 31, 2008, there have been a number of additional changes in certain of our outstanding indebtedness. For information regarding these changes, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities.”

ITEM 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Exhibit to our Report of Foreign Private Issuer on Form 6-K. This discussion contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward looking statements as a result of numerous factors, including the risks discussed in the section of our Annual Report on Form 20-F for the year ended December 31, 2008 entitled “Item 3—Key Information—D. Risk Factors,” elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2008 and elsewhere in this Exhibit to our Report of Foreign Private Issuer on Form 6-K.

Overview

We are a telecommunications operator, providing voice and data services through a range of mobile, fixed and broadband technologies. The VimpelCom group of companies includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Armenia, Tajikistan and Georgia as well as in the Socialist Republic of Vietnam and the Kingdom of Cambodia, covering territory with a total population of approximately 340.0 million. With our acquisition of Golden Telecom, a leading provider of fixed-line telecommunications and Internet services in Russia, we have transformed VimpelCom into a leading integrated telecommunications provider in Russia and the CIS. We intend, wherever possible, to offer all of our integrated telecommunication services under the “Beeline” brand name, although, some services still carry local brands because of recent acquisitions.

Our net operating revenues were US$10,116.9 million for the year ended December 31, 2008, compared to US$7,171.1 million for the year ended December 31, 2007. Our operating income was US$ 2,536.0 million for the year ended December 31, 2008, compared to US$2,206.2 million for the year ended December 31, 2007. Net income attributable to VimpelCom was US$524.3 million for the year ended December 31, 2008, compared to US$1,462.7 million for the year ended December 31, 2007.

Our selected financial data, consolidated financial statements and related notes included elsewhere in this Exhibit to our Report of Foreign Private Issuer on Form 6-K and the following discussion and analysis reflect the contribution of the operators we acquired from their respective dates of acquisition, and, as a result, include only 11 months of operating results for Uzbekistan for the fiscal year ended December 31, 2006, less than two months of operating results for Armenia for the fiscal year ended December 31, 2006, six months of operating results for Georgia for fiscal year ended December 31, 2006 and ten months of operating results for Golden Telecom for fiscal year ended December 31, 2008.

Reportable Segments

Historically, we reflected our reportable segments on a geographical basis. Starting from the date of acquisition of Golden Telecom, we identified Russia mobile, Russia fixed, CIS mobile and CIS fixed reporting segments based on the business activities in different geographical areas. Russia mobile includes the operating results of all mobile operations in Russia. Russia fixed includes wireline telecommunication services, broadband and consumer Internet. CIS mobile includes the operating results of all mobile operations in Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Georgia and Armenia. CIS fixed includes fixed line operations in Kazakhstan, Ukraine, Armenia and Uzbekistan. Our management analyzes the reportable segments separately because of the different economic environments and the different stages of development in different geographical areas, requiring different investment and marketing strategies. For more information on our reportable segments, please see Note 20 to our audited consolidated financial statements included elsewhere in this Exhibit to our Report of Foreign Private Issuer on Form 6-K.

Because our company’s operations in the fixed line business were not significant prior to our acquisition of Golden Telecom in 2008, this discussion and analysis does not include information for our Russia fixed and CIS fixed reportable segments for periods prior to 2008.

Recent Developments

On February 11, 2009 VimpelCom submitted to the Russian Federal Financial Markets Service documentation required for the potential issuance of Russian ruble-denominated bonds through LLC VimpelCom-Invest, a wholly owned subsidiary of VimpelCom. The bonds may be issued depending on VimpelCom’s funding needs within a period of one year from the date on which the Russian Federal Financial Markets Service registers the submitted documentation. The proposed amount of the issue is up to 30,000.0 million Russian rubles, which is the equivalent of approximately US$835.0 million at the Central Bank of Russia exchange rate as of February 11, 2009. The bonds will be guaranteed by VimpelCom.

The proposed maturity period is five years. The coupons are to be paid semiannually. Bond holders will have the right to sell their bonds to VimpelCom-Invest earlier under conditions which will be determined prior to the public placement. The bonds may be issued in three series with face values of 10,000.0 million Russian rubles for each, and the coupon rate for each series will be determined for the period prior to exercise of the put-option or redemption, depending on market conditions. The annual interest rate will be defined as the result of a public placement.

VimpelCom intends to use the proceeds from the bonds for refinancing of its existing indebtedness denominated in foreign currency and the development of VimpelCom’s core business. There is no assurance that VimpelCom will be able to issue these bonds or that if it does issue the bonds, that it will be able to issue bonds for the full amount intended.

On March 10, 2009, VimpelCom signed a three year loan agreement with Sberbank in the amount of 8,000.0 million Russian rubles, which is the equivalent of approximately US$223.9 million at the Central Bank of Russia exchange rate as of March 10, 2009.

The loan bears an annual interest rate of up to 19.0% and matures on December 27, 2011. The indebtedness under this loan agreement is secured by the pledge of telecommunications equipment with a Russian ruble value equivalent to US$235.5 million at the Central Bank of Russia exchange rate as of March 10, 2009.

On March 10, 2009, VimpelCom signed a four year loan agreement with Sberbank in the amount of US$250.0 million. The loan bears an annual interest rate of up to 13.0% and matures on December 27, 2012. The indebtedness under this loan agreement will be secured by the pledge of telecommunications equipment with a value of US$257.5 million.

On March 24, 2009, VimpelCom signed a seven year loan agreement with HVB in the amount of US$160.2 million. The facility is guaranteed by EKN export credit agency. The facility is to finance equipment and services provided to VimpelCom by Ericsson on a reimbursement basis. The principal amount will be repaid in 14 equal semi-annual payments plus interest equal to 6-month LIBOR + 1.95% per annum. The maturity date of the loan is 2016.

Trends in Operating Results

We have significantly expanded both the scale and scope of our business in recent years which has resulted in considerable growth in our net operating revenues. In 2008 we increased both our mobile and fixed business in Russian Federation and CIS, added through the acquisition of Golden Telecom.

In 2008, the organic growth in our net operating revenues came predominantly from Russia mobile reporting segment, which represented 72.3% of our net consolidated operating revenue, as compared to 84.9% for 2007. We have increased our net operating revenues primarily by increasing our total mobile subscriber base, as well as by extracting additional revenues from our existing mobile subscribers. Our mobile subscriber base in Russia increased to 47.7 million as of December 31, 2008, from 42.2 million as of December 31, 2007. As the mobile market in Russia has approached saturation, we are focusing less on subscriber market share growth and more on revenue growth in Russia, as a result our ARPU in our Russia mobile segment increased to US$13.9 in 2008 from US$12.6 in 2007. In the future, our key components of the growth strategy in our mobile business in Russia will be to increase our share of the high value subscriber market and to improve subscriber loyalty.

Net operating revenue from Russia fixed operating segment, appearing first in 2008, comprised US$1,286.7 million excluding intercompany transactions, and comprised 12.7% of our net operating revenue. Our traffic volume in Russian fixed line business was increasing over the year, predominantly from the business and corporate services and interconnect services using our fiber optic and satellite-based networks. Although our revenue growth is strong, our overall margins continue to be impacted by costs increases for services received from monopolistic incumbent operators and price competition from other carriers. In the future we expect that our growth in fixed line business will come primarily from broadband and business and corporate services.

In our CIS mobile segment, we will focus on strengthening our commercial operations, in order to provide increased levels of coverage and service for our customers, and on subscriber growth. Most of the mobile markets in the CIS are still in a phase of rapid subscriber growth with penetration rates substantially lower than in Russia, including Kazakhstan (92.7%), Uzbekistan (45.3%), Tajikistan (47.5%), Georgia (83.5%) and Armenia (79.3%) As the infrastructure for mobile networks improves and the use of mobile devices becomes more widely-accepted, we expect substantial increases in the number of new subscribers using mobile services and we believe we are well-positioned to capitalize on this growth. Going forward, we expect the contribution of our mobile operations in these countries to our financial results to increase at a higher proportionate rate than our mobile operations in Russia. Like Russia, the mobile penetration rate in Ukraine is over 120.8% and accordingly, the opportunity for subscriber growth in Ukraine is less than the opportunity in other countries of the CIS in which we operate. In the future, we expect our mobile subscriber growth will come primarily from our operations in countries where the mobile markets have not reached saturation, specifically Uzbekistan, Tajikistan and Georgia.

In 2007 our revenue from the fixed line business was only from our Armenian operations, while in 2008 our fixed line revenue significantly increased after the acquisition of Golden Telecom. In 2008 fixed line revenue in the CIS comprised US$225.1 million excluding intersegment transactions or 2.2% of total net operating revenues and was derived from operations in Armenia (US$148.3 million), Ukraine (US$96.1 million), Kazakhstan (US$19.1 million) and Uzbekistan (US$9.3 million (all amounts presented including intersegment revenues)).

In 2008 because of the consolidation of Golden Telecom’s business, we experienced a somewhat dilutive effect on our gross margins due to the generally lower margins associated with fixed-line telecommunications businesses as compared to mobile businesses. Traditionally, our mobile gross margin varied between 80-82%. Gross margins for fixed business depend on the dynamics of its business services, wholesale services and, residential operations, since their gross margins are different (around 55%, 25% and 30-40% respectively). We expect that our future gross margin will be affected by the development of each service and its share in total revenue. Currently, the low margin wholesale operation is about 40% of revenue from fixed operations.

Certain Performance Indicators

The following discussion analyzes certain operating data, such as mobile and broadband subscriber data, mobile and broadband ARPU, total average monthly minutes of use per mobile subscriber, or mobile MOU, and churn rate of our mobile subscribers that are not included in our financial statements but are included in our Annual Report on Form 20-F for the year ended December 31, 2008. We provide this operating data because it is regularly reviewed by management and because management believes it is useful in evaluating our performance from period to period as set out below. We believe that presenting such information about mobile and broadband subscriber data and ARPU and mobile MOU is useful in assessing the usage and acceptance of our mobile and broadband products and services, and that presenting our mobile churn rate is useful in assessing our ability to retain mobile subscribers.

Mobile Subscriber Data

We offer both contract and prepaid services to our mobile subscribers. As of December 31, 2008, we had approximately 61.0 million mobile subscribers.

The following table indicates our mobile subscriber figures, as well as our prepaid mobile subscribers as a percentage of our total mobile subscriber base, for the periods indicated:

	As of December 31,
	2008	2007	2006
Russia	47,676,844	42,221,252	39,782,690
Kazakhstan	6,269,927	4,603,300	3,052,878
Ukraine	2,052,493	1,941,251	1,523,682
Tajikistan	624,624	339,393	72,028
Uzbekistan	3,636,243	2,119,612	700,470
Armenia	544,271	442,484	415,965
Georgia	225,055	72,655	—
Total number of subscribers	61,029,457	51,739,947	45,547,713
Percentage of prepaid subscribers	95.9%	95.9%	96.2%

Russia. As of December 31, 2008, we had approximately 47.7 million mobile subscribers in Russia, representing an increase of approximately 12.9% over the approximately 42.2 million mobile subscribers as of December 31, 2007. According to independent estimates, as of December 31, 2008 we had a 25.4%1 share of the Russian mobile market as compared to 29.9% as of December 31, 2007 (please also refer to Selected Operating Information in Item 3). Most of our subscriber growth in Russia in 2008 came from the regions outside the Moscow license area, where our subscriber base increased to 38.1 million as of December 31, 2008, from 34.0 million as of December 31, 2007. At the same time, our Moscow subscriber base grew from 8.2 million in December 2007 to 9.6 million in December 2008.

Kazakhstan. As of December 31, 2008, we had approximately 6.3 million mobile subscribers in Kazakhstan, representing an increase of approximately 36.2% over the approximately 4.6 million mobile subscribers as of December 31, 2007. According to independent estimates, as of December 31, 2008, we had a 43.4% share of the Kazakh mobile market. Our increase in subscriber base in Kazakhstan was primarily due to the continuing growth of mobile coverage in the country and focus on new sales.

Ukraine. As of December 31, 2008, we had approximately 2.1 million mobile subscribers in Ukraine, representing an increase of approximately 5.7% over the approximately 1.9 million mobile subscribers as of December 31, 2007. According to independent estimates, as of December 31, 2008, we had a 3.6% share of the Ukrainian mobile market. The increase in our subscriber base in Ukraine was primarily due to the significant improvement of our network coverage and the accelerated roll-out of our services that enabled us to attract additional subscribers nationwide.

Tajikistan. As of December 31, 2008, we had approximately 625,000 mobile subscribers in Tajikistan, representing an increase of approximately 84.4% over the approximately 339,000 mobile subscribers as of December 31, 2007. According to independent estimates, as of December 31, 2008, we had an 18.3% share of the Tajik mobile market. The increase in our subscriber base in Tajikistan was primarily due to our increased coverage and attractive tariffs offers at competitive prices.

Uzbekistan. As of December 31, 2008, we had approximately 3.6 million mobile subscribers in Uzbekistan, representing an increase of approximately 71.5% over the approximately 2.1 million mobile subscribers as of December 31, 2007. According to independent estimates, as of December 31, 2008, we had a 29.6% share of the Uzbek mobile market. The increase in our subscriber base in Uzbekistan was primarily due to our network development and active sales strategy. Mobile penetration in Uzbekistan remains low at 45.3%, so we are focusing our efforts on network rollout and active marketing to rapidly grow our mobile subscriber base.

Armenia. As of December 31, 2008, we had approximately 544,000 mobile subscribers in Armenia, representing an increase of approximately 23.0% over the approximately 443,000 mobile subscribers as of December 31, 2007. According to independent estimates, as of December 31, 2007, we had a 21.2% share of the Armenian mobile market. The increase in our subscriber base in Armenia was primarily due to growth in mobile coverage.

Georgia. We launched commercial operations in Georgia in March 2007 and as of December 31, 2008 we had approximately 225,000 mobile subscribers in Georgia, representing an increase of approximately 208.2% over the approximately 73,000 mobile

[1]	Source: All market shares in Russian and CIS countries are provided by AC&M Consulting.

subscribers as of December 31, 2007. According to independent estimates, as of December 31, 2008, we had a 6.0% share of the Georgian mobile market. We are continuing to build the network and develop our sales and distributions channels in Georgia.

Mobile MOU

MOU is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.

The following tables show our MOU for our mobile subscribers for the periods indicated:

	Year ended December 31,
	2008	2007	2006
Russia	219.1	192.1	145.9
Kazakhstan	104.3	94.6	70.4
Ukraine	231.8	163.2	149.7
Tajikistan	238.9	220.6	121.1
Uzbekistan	287.8	274.0	320.5
Armenia	152.1	169.9	178.0
Georgia	113.6	102.5	—

Russia. In 2008, our MOU in Russia increased by 14.1% to 219.1 from 192.1 in 2007. The increase in MOU in Russia was primarily attributable to national marketing campaigns aimed at increasing local traffic, which offered discounts and attractive prices on outgoing traffic to our subscribers.

Kazakhstan. In 2008, our MOU in Kazakhstan increased by 10.3% to 104.3 from 94.6 in 2007. The increase in MOU was attributable to growth in our subscriber base and an increase in and improvement of our network coverage. The launch of new price plans on the mass market and the launch of a campaign offering off-peak discounts also resulted in MOU growth.

Ukraine. In 2008, our MOU in Ukraine increased by 42.0% to 231.8 from 163.2 in 2007. We attribute the increase to network development throughout Ukraine, improved service quality and marketing campaigns offering special tariff packages with unlimited minutes of usage to subscribers.

Tajikistan. In 2008, our MOU in Tajikistan increased by 8.3% to 238.9 from 220.6 in 2007, mainly because of traffic growth due to the expansion throughout the country.

Uzbekistan. In 2008, our MOU in Uzbekistan increased by 5.0% to 287.8 from 274.0 in 2007. Our MOU increased due to extension of network coverage that led to usage growth.

Armenia. In 2008, our MOU in Armenia decreased by 10.5% to 152.1 from 169.9 in 2007. Our MOU decreased due to a growing portion of our mobile subscriber base being comprised of mass market subscribers with lower usage.

Georgia. In 2008, our MOU in Georgia increased by 10.8% to 113.6 from 102.5 in 2007. Our MOU increased due to growth of traffic in 2008 and extension of network coverage on the territory of Georgia.

Mobile ARPU

We calculate ARPU by dividing our service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our active mobile subscribers during the period and dividing by the number of months in that period.

The following table shows our ARPU for the periods indicated:

	Year ended December 31,
	2008		2007		2006
Russia	US$	13.9	US$	12.6	US$	9.6
Kazakhstan	US$	11.7	US$	13.1	US$	12.6
Ukraine	US$	7.6	US$	4.7	US$	5.0
Tajikistan	US$	9.5	US$	9.7	US$	6.8
Uzbekistan	US$	6.4	US$	7.1	US$	11.9
Armenia	US$	14.6	US$	16.7	US$	17.0
Georgia	US$	9.0	US$	7.4		—

Russia. In 2008, our ARPU in Russia increased by 10.3% to US$13.9 from US$12.6 in 2007. The increase in ARPU in 2008 was primarily attributable to the increased traffic on our network due to increased MOU (that was stimulated by new tariffs), increase of ARPU for value added services (VAS) services and improved quality of our mobile subscriber base.

Kazakhstan. In 2008, our ARPU in Kazakhstan decreased by 10.7% to US$11.7 from US$13.1 in 2007. Kazakhstan was the first CIS country to face the current crisis when a liquidity squeeze hit the local economy in September 2007 and that resulted in an ARPU decline.

Ukraine. In 2008, our ARPU in Ukraine increased by 61.7% to US$7.6 from US$4.7 in 2007. The increase in 2008 was the result of significant improvement of our network coverage and the launch of new tariffs with unlimited usage that attracted new subscribers with higher ARPU.

Tajikistan. In 2008, our ARPU in Tajikistan decreased by 2.1% to US$9.5 from US$9.7 in 2007. The decline in ARPU in 2008 was primarily attributable to penetration growth with the addition of new subscribers with lower levels of income.

Uzbekistan. In 2008, our ARPU in Uzbekistan decreased by 9.9% to US$6.4 from US$7.1 in 2007 mainly due to the rapid growth of our subscriber base and the geographic expansion of our mobile operations within Uzbekistan, as we increased coverage of regions with lower income mass market subscribers.

Armenia. In 2008, our ARPU in Armenia decreased by 12.6% to US$14.6 from US$16.7 in 2007 as a result of lower MOU due to a growing portion of our mobile subscriber base being comprised of mass market subscribers with lower usage.

Mobile churn rate

The churn rate for 2008 is based on active subscribers while churn for previous years was reported on the basis of registered subscribers. We define our churn of active subscribers as the number of active subscribers who left the active base over the reported period expressed as a percentage of the midpoint of the active base at the beginning and at the end of the period. The total number of churned subscribers is calculated as the difference between sales in the reported period and the change in active base for the reported period.

For periods prior to 2008, we define our churn rate as the total number of registered subscribers disconnected from our network within a given period expressed as a percentage of the midpoint of registered subscribers in our network at the beginning and end of that period. Contract subscribers were disconnected if they had not paid their bills for up to two months. Prepaid subscribers were disconnected in two cases: (1) an account has been blocked after the balance dropped to US$0 or below for up to six months or (2) an account showed no chargeable transaction for up to ten months. The exact number of months prior to disconnection varied by country and depended on the legislation and market specifics. Policies regarding the calculation of churn differ among operators.

Migration between prepaid and contract forms of payment is technically recorded as churn, which contributes to our churn rate even though we do not lose those subscribers. Similarly, prepaid customers who change tariff plans by purchasing a new SIM card with our company are also counted as churn.

The following table shows our churn rates for the periods indicated:

	Year ended December 31,
	2008	2007	2006
Russia	34.6%	32.9%	35.4%
Kazakhstan	31.5%	23.5%	32.8%
Ukraine	84.0%	61.8%	18.6%
Tajikistan	42.8%	4.6%	95.1%
Uzbekistan	55.6%	61.7%	44.9%
Armenia	106.2%	49.7%	9.1%
Georgia	47.2%	1.0%	—
Total Churn	38.2%	34.1%	35.1%

One of the reasons for increase of churn level in most of the CIS regions was a change in the methodology in 2008 to reporting churn of active subscribers instead of registered subscribers. In Ukraine, increase of churn level in 2008 compared to 2007 was also due to high price pressure during the year from our competitors. In Armenia, short-term sales promotion campaigns in second and third quarters of 2008 resulted in high churn at the end of a year. In Georgia, we began operations in the first half of 2007 and had almost no churn by the end of 2007; we believe we reached normal churn level of approximately 50% in 2008 in Georgia.

The reduction in our churn rate in Kazakhstan in 2007 compared to 2006 was due to improved network quality and reduced tariffs. The high churn rates in Ukraine and Uzbekistan in 2007 were due to a change in our subscriber calculation policy in each country, pursuant to which we decreased the period of subscriber registration in the total base from six to three months, in order to be consistent with our policy in Russia. We believe the increase in our churn rate in Armenia in 2007 compared to 2006 was due to switching to a new billing system for prepaid subscribers that better monitored those subscribers that should have been disconnected from our network due to lack of activity for three months. This resulted in a significant one-time churn of subscribers. The relatively high churn rate in Tajikistan in 2006 was due to the large number of subscribers disconnected and counted as churn following the application of our churn policy to our subsidiary Tacom following our acquisition.

Broadband subscribers

As of December 31, 2008, our total number of broadband subscribers in Russia and the CIS was approximately 1,206,000 representing those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months. Such activities include monthly internet access using FTTB, xDSL and WiFi technologies as well as mobile home internet service via USB modems.

As of December 31, 2008 we had approximately 1,182,000 broadband subscribers in Russia and 24,000 broadband subscribers in CIS.

Broadband ARPU

We calculate broadband ARPU as service revenue generated by broadband subscribers during the relevant period by the average number of the Company’s broadband subscribers during the period and dividing by the number of months in that period.

As of December 31, 2008 blended broadband services ARPU in Russia was US$15.2. As of December 31, 2008 in CIS countries we had broadband subscribers primarily in Ukraine and Ukraine broadband subscribers ARPU was US$15.3.

Acquisitions

Our significant acquisitions from 2006, 2007 and 2008 are summarized below. The financial results of the companies acquired as set out below have been consolidated into our financial statements since the first date of acquisition. For more information on our significant acquisitions and dispositions, see “—Liquidity and Capital Resources—Investing activities.”

Company(1)	License Area	Date	Total Purchase Price	Total Stake Acquired	Approximate Number of Subscribers on Date of Acquisition
Buztel(1)	Uzbekistan	January 2006	US$60.0 million plus the assumption of approximately US$2.4 million in debt	100.0%	2,500

Unitel(3)	Uzbekistan	February 2006	US$200.0 million plus the assumption of approximately US$7.7 million in debt	100.0%	364,000

Mobitel(4)	Georgia	July 2006	US$12.6 million plus the assumption of US$0.2 million in debt	51.0%	—

ArmenTel	Armenia	November 2006 and April 2007	US$501.0 million	100.0%	400,000 mobile 600,000 fixed-line

Dominanta(5)	Russia-Moscow	December 2006	US$10.5 million	75.0%	—

Teta Telecom	Kazakhstan	December 2006 –September 2007	US$10.1 million	100.0%	—

Corporation Severnaya Korona	Russia-Irkutsk Region (Far East super-region)	August 2007	US$234.2 million	100.0%	571,000

Golden Telecom	Russia, Ukraine, Kazakhstan, Uzbekistan, USA	February 2008	US$4,316.2 million	100.0%	—

Corbina Telecom	Russia	June 2008	US$408.3 million	49.0%	—

Morefront Holdings Ltd, a holding company of Euroset(6)	Russia	October 2008	US$226.0 million	49.9%	—

GTEL-Mobile	Vietnam	July 2008	US$267.0 million as equity contribution	40.0%	—

Sotelco Ltd.	Cambodia	July 2008	US$28.0 million	90.0%	—

(1)	For information about the licenses held by these companies at the time we acquired them, please see “—Liquidity and Capital Resources—Investing activities—Acquisitions and dispositions” below. For more information about how we accounted for each acquisition, please see Note 3 to our audited consolidated financial statements included elsewhere in this Exhibit to our Report of Foreign Private Issuer on Form 6-K.
(2)	Buztel was merged into Unitel in July 2006.
(3)	In April 2007, we entered into an agreement to sell a 33.3% ownership interest in our wholly-owned subsidiary, Freevale for a sale price of US$20.0 million. Freevale owns 21.0% of Unitel. The sale effectively represents 7.0% of Unitel. The transaction was finalized on June 14, 2007. In connection with this agreement, the purchaser granted to us an option to acquire the entire remaining interest held by the purchaser and, simultaneously, we granted to the purchaser an option to sell to us the entire remaining interest held by the purchaser. The future price is based on a prescribed formula; however in no event will the future price be less than US$57.5 million or more than US$60.0-million. Following the provisions of EITF No. 00-4, Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary, the sale consideration was accounted for as a secured borrowing of US$20.0 million. The borrowing will be accreted to the minimum purchase price of the put and call arrangement up to August 31, 2009, which is the date at which the put and call options first become exercisable. As of December 31, 2008, principal amount of debt outstanding under this agreement was US$41.9 million.
(4)	We entered into a shareholders agreement with the remaining shareholder of Mobitel that grants us an option to acquire its entire interest under certain circumstances for a price specified in a prescribed formula.
(5)	We entered into a shareholders agreement with the remaining shareholder of Dominanta that granted us an option to acquire the entire remaining interest held by the shareholder and, simultaneously, we granted the remaining shareholder an option to sell to us its entire remaining interest under certain circumstances for a price to be determined based on a prescribed procedure.
(6)	We entered into a put and call arrangements, exercisable after three years, with respect to a further 25% of the shares of Morefront Holdings Ltd. owned by Rambert Management Ltd.

Impairment of Goodwill and Long-Lived Assets

Goodwill

We have the following reporting units for which the change in the carrying amount of goodwill for the year ended December 31, 2008 is presented below (thousands US$):

Reporting units	Balance as of December 31, 2007	Acquisition	Finalization of Purchase Price	Impairment	Translation adjustment	Balance as of December 31, 2008
Kazakhstan mobile	180,481	309,490	(7,045)	—	(3,220)	479,706
Kazakhstan fixed	12,911	—	(12,870)	—	(41)	(0)
Ukraine mobile	81,999	—	—	(53,778)	(28,221)	0
Tadjikistan mobile	13,063	—	—	—	—	13,063
Uzbekistan mobile	154,061	—	—	—	—	154,061
Armentel mobile	135,662	—	—	—	(1,110)	134,552
Armentel fixed	10,211	—	—	—	(84)	10,127
Russia mobile	451,428	453,684	—	—	(155,134)	749,978
Russia fixed	—	2,753,883	—	(315,049)	(503,379)	1,935,455

TOTAL	1,039,816	3,517,057	(19,915)	(368,827)	(691,189)	3,476,942

Under provisions of SFAS 142, goodwill is tested annually for impairment as of December 31 or upon the occurrence of certain events or substantive changes in circumstances. In performing the first step (“Step 1”) of the goodwill impairment test in accordance with FAS 142, we compared the net book values of its reporting units to their estimated fair values. In determining the estimated fair values of the reporting units, we employed a Discounted Cash Flow (“DCF”) analysis. Determining estimated fair values requires the application of significant judgment. As a result of the significant economic downturn in the last few months of 2008, determining the fair value of our reporting units required more judgment than in the past. In particular, the global economic recession has resulted in, among other things, increased unemployment, lower consumer confidence and reduced business and consumer spending. These factors dampened our expectations of future business performance.

The basis for our cash flow assumptions includes historical and forecasted revenue, operating costs and other relevant factors including estimated capital expenditures. Assumptions under this method have been adjusted to reflect increased risk due to current economic volatility.

	2008	2007
Discount rate	16.6% - 21.9%	11.8% - 18.8%

Terminal growth rate	3% - 3.5%	3%

Start of terminal growth period	7 years - 10 years	7 years

We estimate revenue growth rates for each reporting unit and each future year. These rates vary based on numerous factors, including size of market in particular country, GDP and foreign currency projections, traffic growth, market share and others. In 2008, the Compound Annual Growth Rates ranged from zero to growth by 18.0%; these rates are lower than those used in 2007. Operating income margin is less dependent on those factors, however, the Company expects lower margins than in 2007. In 2008 the average operating income margins ranged from negative 11.2 % to positive 34.8%.

The results of the DCF analyses were corroborated with other value indicators where available, such our market capitalization, comparable company earnings multiples and research analyst estimates. Management bases its fair value estimates on assumptions it believes to be reasonable, but which are unpredictable and inherently uncertain.

The results of this Step 1 process indicated that there was a potential impairment of goodwill in the Russia Fixed and Ukraine Mobile reporting units, as the carrying values of the net assets of the reporting units exceeded their estimated fair values. As a result, the second step (“Step 2”) of the goodwill impairment test was performed for these reporting units. The implied fair value of goodwill determined in the Step 2 analyses was determined by allocating the fair value of the reporting units to all its the assets and liabilities (including any unrecognized intangible assets and related deferred taxes) as if the reporting unit had been acquired in a business combination. As a result of these Step 2 analyses, we recorded goodwill impairments of US$315.0 million and US$53.8 million at the Russia Fixed and Ukraine Mobile reporting units, respectively. As a result of the goodwill impairment taken as of December 31, 2008, the carrying values of goodwill in these reporting units were reset to their implied fair values as of December 31, 2008.

The aggregate impairment charge for the Ukraine Mobile reporting unit was attributable to (a) the use of higher discount rate of 21.9% in 2008 as compared to 12.0% in 2007 and (b) decrease in forecasted cash flows.

The impairment charge for the Russia Fixed reporting unit was attributable to (a) the use of a higher discount rate of 17.0% for Ruble denominated cash flows as compared to 12.8% used in the original valuation of Golden Telecom as of the acquisition date and (b) lower projected future cash flows due to negative effect of current crisis. These assumptions reflect an expected increase in the risks inherent in the estimated future cash flows attributable to the current economic volatility, which became more pronounced during the fourth quarter of 2008.

Although only the Russia Fixed and Ukraine Mobile reporting units failed Step 1 of the goodwill impairment test and, thus, recorded goodwill impairment, the overall economic crisis caused a decrease in the estimated fair values of all VimpelCom’s other reporting units during 2008. Consequently, any further decline in estimated fair values could result in additional goodwill impairments. To illustrate the magnitude of potential goodwill impairments relative to future changes in estimated fair values, had the fair values of the following material reporting units been hypothetically lower by the percentages listed below, the reporting unit book value would have exceeded fair value by approximately the amounts set forth in the table.

(in US$ million)	10%	20%	30%

Armenia Fixed	24.2	57.2	90.1

Armenia Mobile	7.5	37.7	67.9

Kazakhstan Mobile	—	34.3	152.8

If any of these cases were to occur, Step 2 of the goodwill impairment test would be required to be performed to determine the ultimate amount of impairment loss to record.

Additionally, if the fair value of the Russia Fixed reporting unit were to decrease by 10.0%, an additional impairment charge of $246.1 million would be recorded.

As for the other reporting units, a change in fair value of 30% would not cause the reporting unit to fail Step 1.

An increase in the discount rate by one percentage point or a reduction in revenue growth by 10.0% would result in a decrease in the combined fair value of the reporting units of approximately US$1,492.7 million and US$1,101.3 million respectively. For the reporting units discussed above, the relative decreases in fair value of reporting unit would be:

	1% age Point Increase In Discount Rate	10% Decrease in Revenue Growth
Russia Fixed	8.5%	10.3%

Armenia Fixed	6.4%	6.0%

Armenia Mobile	7.5%	7.5%

Kazakhstan Mobile	6.8%	7.1%

Long Lived Assets

As a result of the goodwill impairments at these reporting units, we also tested the finite-lived intangible assets for impairment pursuant to FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. For the Russia Fixed reporting unit, the undiscounted future cash flows associated with the long-lived assets exceeded the carrying value of those assets, and thus there was no impairment. However, for the Ukraine Mobile reporting unit, we concluded such assets were impaired, and an asset impairment of US$36.3 million was recognized.

In addition, we recorded other asset impairments of US$37.6 million in 2008.

As a result of the asset impairments taken in 2008, the carrying values of the impaired assets were reset to their estimated fair values at December 31, 2008.

Any further decline in the estimated fair values could result in impairments to long-lived assets or goodwill. It is possible that such impairments, if required, could be material and may need to be recorded prior to the fourth quarter of 2009 (i.e., during an interim period) if our results of operations or other factors require such assets to be tested for impairment at an interim date.

Comparison to Market Capitalization

The fair value of the Company as of December 31, 2008 was $15.004 billion based on an aggregation of the fair values of the Company’s reporting units from the DCF analyses used in the goodwill impairment tests. As discussed above, the Company has performed sensitivity analyses of the assumptions associated with these fair values and believes that this aggregate fair value is an appropriate reflection of the fair value of the Company as of December 31, 2008. Some of the factors that the Company has taken into consideration in making this assessment include (a) the market capitalization of the Company which has ranged between $21.341 billion and $7.172 billion during the period from October 1, 2008 to December 31, 2008; (b) an estimate of the control premium associated with the Company; (c) a belief that the market capitalization for many publicly traded companies is distressed because of the illiquidity in the current market, as well as other factors impacting the overall stock market; (d) a belief that the market capitalization for publicly traded companies in Russia has been negatively impacted more than the stock market as a whole because of an overreaction to the risks associated with the Russian market, partly caused by the recent devaluation of the Ruble; and (e) reports obtained from third parties who estimate the value of the Company as well as similar companies. The market capitalization of the Company as of May 6, 2009 was US$10.81 billion.

Revenues

During the three years ended December 31, 2008, we generated revenues from providing voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment and accessories. Our primary sources of revenues consisted of:

Service Revenues

Our service revenues included revenues from airtime charges from contract and prepaid subscribers, monthly contract fees, time charges from subscribers online using Internet services, interconnect fees from other mobile and fixed-line operators, roaming charges and charges for value added services (VAS) such as messaging, mobile internet, and “infotainment.”

Sales of Handsets and Accessories and Other Revenues

We sold mobile handsets, equipment and accessories to our subscribers. Our other revenues included, among other things, rental of base station sites.

Expenses

During the three years ended December 31, 2008 we had two categories of expenses directly attributable to our revenues: service costs and the costs of handsets and accessories.

Service Costs

Service costs included interconnection and traffic costs, channel rental costs, telephone line rental costs, roaming expenses and charges for connection to special lines for emergencies.

Costs of Equipment and Accessories

Our costs of equipment and accessories sold represented the amount that was payable for these goods, net of VAT. We purchased handsets, equipment and accessories from third party manufacturers for resale to our subscribers for use on our networks.

Operating Expenses

In addition to service costs and the costs of handsets, equipment and accessories, during the three years ended December 31, 2008 our operating expenses included:

Selling, general and administrative expenses. Our selling, general and administrative expenses include:

•	dealers’ commissions;

•	salaries and outsourcing costs, including related social contributions required by Russian law;

•	marketing and advertising expenses;

•	repair and maintenance expenses;

•	rent, including lease payments for base station sites;

•	utilities;

•	stock price-based compensation expenses; and

•	other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

Depreciation and amortization expense. We depreciated the capitalized costs of our tangible assets, which consisted mainly of telecommunications equipment and buildings owned by us. We amortized our intangible assets, which consisted primarily of telecommunications licenses and frequency allocations, telephone line capacity for local numbers in Russia and the CIS and customer relations acquired in business combinations.

Write offs and impairments. We included in our operating expenses written off long lived assets and goodwill in the amounts of the excess of their carrying values over their fair values.

Provision for doubtful accounts. We included in our operating expenses an estimate of the amount of our accounts receivable net of VAT that we believe will ultimately be uncollectible. We based the estimate on historical data and other relevant factors, such as a change in tariff plans from pre-paid to post-paid.

Interest expense. We incurred interest expense on our vendor financing agreements, loans from banks, capital leases and other borrowings. Our interest bearing liabilities carry both fixed and floating interest rates. On our borrowings with a floating interest rate, the interest rate is linked either to LIBOR or to EURIBOR. Our interest expense depends on a combination of prevailing interest rates and the amount of our outstanding interest bearing liabilities.

Income tax expense. Income tax expense included both current and deferred tax expense. The statutory income tax rate in Russia in 2008 was 24.0%. The statutory income tax rate in Kazakhstan was 30.0%. Starting 2009, the statutory income tax rate for Russia and Kazakhstan changed to 20.0%. The statutory income tax rate in Ukraine and Tajikistan was 25.0%. The statutory income tax rate in Armenia and Georgia was 15.0%. In Uzbekistan there was a complex income tax regime that resulted in an effective income tax rate of approximately 18.0%.

Results of Operations

The table below shows, for the periods indicated, the following consolidated statement of operations data expressed as a percentage of consolidated net operating revenues.

	Year ended December 31,
	2008	2007	2006
Consolidated statements of income
Operating revenues:
Service revenues	98.8%	99.9%	99.6%
Sales of equipment and accessories	1.1%	0.1%	0.3%
Other revenues	0.2%	0.1%	0.1%
Total operating revenues	100.1%	100.1%	100.0%
Less revenue based taxes	(0.1)%	(0.1)%	—
Net operating revenues	100.0%	100.0%	100.0%
Operating expenses:
Service costs	22.4%	18.3%	17.9%
Cost of equipment and accessories	1.0%	0.1%	0.4%
Selling, general and administrative expenses	28.0%	30.8%	30.9%
Depreciation	15.0%	16.3%	18.0%
Amortization	3.6%	3.1%	3.7%
Impairment loss	4.4%	—	—
Provision for doubtful accounts	0.5%	0.6%	0.4%
Total operating expenses	74.9%	69.2%	71.3%
Operating income	25.1%	30.8%	28.7%
Other income and expenses:
Interest income	0.7%	0.5%	0.3%
Net foreign exchange gain (loss)	(11.3)%	1.0%	0.5%
Interest expense	(4.9)%	(2.7)%	(3.8)%
Equity in net loss of associates	(0.6)%	0.0%	0.0%
Other income (expenses)	(0.2)%	0.04%	(0.8)%

	Year ended December 31,
	2008	2007	2006
Total other income and expenses	(16.3)%	(1.2)%	(3.8)%
Income before income taxes and cumulative effect of change in accounting principle	8.8%	29.6%	24.9%
Income tax expense	3.0%	8.3%	8.0%
Income before cumulative effect of change in accounting principle	5.2%	20.4%	16.7%
Cumulative effect of change in accounting principle -	—	—	0.04%
Net income	5.8%	21.3%	16.8%
Net income attributable to the noncontrolling interest	0.6%	0.9%	0.2%
Net income attributable to VimpelCom	5.2%	20.4%	16.7%

The tables below show for the periods indicated, selected information about the results of operations in each of our geographic segments. For more information regarding our segments, see Note 16 to our audited consolidated financial statements included elsewhere in this Exhibit to our Report of Foreign Private Issuer on Form 6-K.

Russia Mobile

	Years Ended December 31,
	2008	2007	% change	2007	2006	% change
	(In millions of U.S. dollars, except % change)
Total operating revenues excluding intragroup transaction	7,310.5	6,090.3	20.0%	6,090.3	4,400.3	38.4%
Intersegment revenues	61.3	3.4	nm	3.4	1.5	126.7%
Depreciation and amortization	1,204.7	1,109.0	8.6	1,109.0	900.3	23.2%
Operating income	2,667.4	1,991.8	33.9%	1,991.8	1,403.2	41.9%
Income before income taxes	1,463.3	1,937.1	-24.5	1,937.1	1,231.3	57.3%
Income tax expense/ (benefit)	316.9	514.8	-38.4	514.8	373.7	37.8%
Net income	1,146.4	1,422.3	-19.4	1,422.3	857.6	65.8%

Russia Fixed

	Years Ended December 31,
	2008	2007
	(In millions of U.S. dollars)
Total operating revenues excluding intragroup transaction	1,286.7	n/a
Intersegment revenues	142.8
Depreciation and amortization	219.4	n/a
Impairment loss	315.0	n/a
Operating income/(loss)	(191.2)	n/a
Income/(loss) before income taxes	(268.0)	n/a
Income tax expense/ (benefit)	(1.9)	n/a
Net income	(266.1)	n/a

CIS Mobile

	Years Ended December 31,
	2008	2007	% change	2007	2006	% change
	(In millions of U.S. dollars, except % change)
Total operating revenues excluding intragroup transaction	1,294.7	937.4	38.1%	937.4	450.8	107.9%
Intersegment revenues	20.3	10.4	95.2%	10.4	3.6	188.9%
Depreciation and amortization	368.3	220.3	67.2%	220.3	145.9	51.0%
Impairment loss	90.1	0.0	n/a	0.0	0.0	n/a
Operating income	81.8	198.6	-58.8%	198.6	(4.7)	n/a
Income before income taxes	(196.6)	169.7	n/a	169.7	(19.0)	n/a
Income tax expense/ (benefit)	(1.4)	76.4	n/a	76.4	16.5	363.0%
Net income	(195.2)	93.3	n/a	93.3	(35.5)	n/a

CIS Fixed

	Years Ended December 31,
	2008	2007	% change	2007	2006	% change
	(In millions of U.S. dollars, except % change)
Total operating revenues excluding intragroup transaction	225.1	143.4	57.0%	143.4	16.9	748.5%
Intersegment revenues	47.7	0.0	n/a	0.0	0.0	n/a
Depreciation and amortization	88.5	61.2	44.6%	61.2	8.2	646.3%
Operating income	23.9	15.8	51.3%	15.8	(1.3)	n/a
Income before income taxes	0.3	13.6	-97.8%	13.6	(0.2)	n/a
Income tax expense/ (benefit)	(5.1)	2.8	n/a	2.8	0.5	460.0%
Net income	5.4	10.8	-50.0	10.8	(0.7)	n/a

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Operating Revenues

Our consolidated net operating revenues increased by 41.1% to US$10,116.9 million during 2008 from US$7,171.1 million during 2007. We increased our net operating revenues in 2008 primarily as a result of consolidation of the results of Golden Telecom, which was acquired in February 2008, and also due to increase in mobile operations because of increased traffic on our network and improved ARPU.

Net operating revenues from our mobile operations in Russia, excluding intersegment revenues, increased by 20.0% to US$7,310.5 million during 2008 from US$6,090.3 million during 2007. Net operating revenues from our mobile operations in CIS, excluding intersegment eliminations, increased by 38.1% to US$1,294.7 million during 2008 from US$937.4 million during 2007.

Net operating revenues from our fixed operations in Russia, excluding intersegment revenues, were US$1,286.7 million in 2008. Net operating revenues from our fixed operations in CIS, excluding intersegment eliminations, were US$225.1 million during 2008, representing an increase of 57.0% from US$143.4 million in 2007.

Mobile service revenues in Russia

Our mobile service revenues in Russia increased by 19.4% to US$7,264.3 million during 2008 from US$6,082.5 million during 2007. These revenues include revenue from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect fees from other mobile and fixed-line operators, charges from value added services and roaming charges.

During 2008, we generated US$4,842.7.million of our services revenues from airtime charges from mobile contract and prepaid subscribers and monthly contract fees, or 65.7% of net operating revenues in mobile Russia, compared to US$4,124.0 million, or 67.7% of net operating revenues in mobile Russia operations in 2007. The increase was primarily related to increased traffic on our mobile network.

During 2008, we generated US$1,074.0 million of our service revenues from interconnect revenues, or 14.6% of net operating revenues in mobile Russia, compared to US$851.3 million, or 14.0% of net operating revenues in mobile Russia operations in 2007. The increase in our interconnect revenues in 2008 was also due to increased inbound traffic on our network.

During 2008, we generated US$898.9 million of our mobile service revenues from VAS, or 12.2% of total net operating revenues in mobile Russia, compared to US$736.4 million, or 12.1% of net operating revenues in 2007. The increase in our mobile VAS revenues was primarily due to launch of Ring Back Tone and traffic sharing and also due to increased revenue from SMS.

During 2008, we generated US$428.2 million of our service revenues from roaming fees generated by our Russian subscribers and roaming fees received from other mobile services operators for providing roaming services to their subscribers, or 5.8% of Russia mobile net operating revenues, compared to US$340.2 million and 5.6%, respectively, for 2007. These increases were primarily due to improved and expanded network coverage and increased roaming activity due to increased travel by our subscribers and persons roaming on our network.

Mobile service revenues in CIS

Our mobile service revenues in CIS increased by 38.3% to US$1,316.4 million during 2008 from US$951.6 million during 2007. These revenues include revenue from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect fees from other mobile and fixed-line operators, charges from value added services and roaming charges.

During 2008, we generated US$891.7 million of our services revenues from airtime charges in CIS from mobile contract and prepaid subscribers and monthly contract fees, which represented 67.7% of our CIS mobile net operating revenues, compared to US$648.2 million, or 69.9% of net operating revenues in 2007. The increase was primarily related to revenue growth in Kazakhstan, Uzbekistan and Ukraine due to increased traffic on our mobile network.

During 2008, we generated US$230.3 million of our service revenues from interconnect revenues, or 17.5% of net operating revenues in CIS mobile, compared to US$161.9 million, or 17.0% of net operating revenues in CIS mobile in 2007. The increase in our interconnect revenues in 2008 was also due to increased subscriber base and volume of inbound traffic terminated on our network in CIS.

Our revenues from value added services in the CIS increased by 43.1% in 2008 compared to 2007. During 2008, we generated US$140.2 million of our mobile service revenues from VAS in CIS, or 10.7% of our CIS mobile net operating revenues, compared to US$98.0 million and 10.6%, respectively, for 2007. The increase is primarily attributable to increased consumption of VAS in Kazakhstan and Uzbekistan.

During 2008, we generated US$51.5 million of our service revenues from roaming revenues generated by our subscribers and subscribers roaming fees received from other mobile services operators for providing roaming services to their subscribers or 3.9% of in CIS mobile net operating revenues, compared to US$41.5 million and 4.3%, respectively, for 2007. These increases were primarily due to improved and expanded network coverage, an increase roaming activity due to an increased travel by our subscribers and persons roaming on our network.

Revenues from sales of equipment and accessories

In Russia mobile our revenues from sales of equipment and accessories during 2008 increased by 1,452.3% to US$100.9 million from US$6.5 million during 2007, primarily as a result of sales of iPhones in the fourth quarter of 2008 and USB modems in the second half of the year.

We did not derive a significant amount of revenue from sales of equipment and accessories in the CIS during 2008 and 2007.

Fixed revenues

In 2008 fixed net operating revenues in Russia, including intersegment revenues, amounted to US$1,429.5 million. US$688.0 million of fixed revenues were generated from our business operations, US$586.6 million from wholesale operations and US$154.7 million from residential operations.

Our fixed net operating revenues in CIS, including intersegment revenues, increased by 90.2% to US$272.7 million in 2008 from US$143.4 million in 2007. The increase was due to acquisition of Golden Telecom companies in Ukraine, Kazakhstan and Uzbekistan.

Operating Expenses

Our consolidated total operating expenses increased by 52.7% to US$7,581.0 million during 2008 from US$4,964.9 million during 2007 mainly due to addition of operating expenses of Golden Telecom which was acquired in February 2008.

Total operating expenses in our mobile operations in Russia increased by 14.7% to US$4,704.4 million during 2008 from US$4,101.8 million during 2007 in line with revenue growth. The increase related to growth in service cost, more intensive marketing and sales activities applied in 2008, and costs of 3G handsets sales launched during the fourth quarter.

Operating expenses in our mobile operations in CIS increased by 64.6% to US$1,233.2 million during 2008 from US$749.2 million during 2007. This increase is higher than the operating revenue increase of 38.1% primarily due to the increased expenses in Ukraine resulting from recognition of one-off impairment charges of goodwill and certain long-lived assets and increased service costs in 2008.

Total operating expenses in our fixed operations in Russia amounted to US$1,620.7 million in 2008. Operating expenses in our fixed operations in the CIS increased by 95.0% to US$248.8 million during 2008, from US$127.6 million in 2007. The increase was caused by integrating Golden Telecom’s fixed operations in CIS countries.

Service costs.

Our service costs increased by 72.8% to US$2,262.6 million during 2008 from US$1,309.3 million during 2007. As a percentage of net operating revenues, our service costs increased to 22.4% during 2008 from 18.3% during 2007.

Service costs in Russia mobile operations increased by 33.1% to US$1,385.8 million in 2008 from US$1,040.9 million in 2007. The increase was caused by growth in interconnect cost due to growth in international traffic.

Service costs in CIS mobile were US$390.6 million in 2008, which was 57.3% higher than US$248.3 million in 2007. This is higher than service revenue increase of 38.3% primarily due to increased service costs in Ukraine resulting from active sales of new tariffs with unlimited minutes of usage. Service costs in Russia fixed operations were US$663.0 million and amounted to 29.3% of Company’s consolidated service costs in 2008. Service costs in CIS fixed operations were US$87.2 million in 2008, which was US$55.1 million higher than US$32.1 million in 2007. The increase in CIS service costs was caused by integration of Golden Telecom operations in 2008.

Cost of equipment and accessories. Our consolidated cost of equipment and accessories increased by 1,646.6% to US$101.3 million during 2008 from US$5.8 million during 2007. This increase was primarily due to sales of iPhones and USB modems in the second half of 2008 and sales of fixed equipment due to consolidation of Golden Telecom results. Our cost of equipment and accessories as a percentage of net operating revenues increased to 1.0 % during 2008 compared to 0.1% during 2007.

Cost of equipment and accessories in Russia mobile operations reached US$95.2 million in 2008, which represented 94.0% of consolidated costs of equipment and accessories. Cost of equipment and accessories in CIS mobile was US$0.1 million in 2008 and immaterial in 2007.

Cost of equipment and accessories in Russia fixed operations reached US$5.5 million in 2008 or 5.4% of consolidated costs of handsets and accessories. Cost of equipment and accessories in CIS fixed operations was US$0.6 million in 2008. The cost of equipment and accessories in CIS fixed segment in 2007 was immaterial.

Selling, general and administrative expenses. Our consolidated selling, general and administrative expenses increased by US$632.2 million or by 28.7% to US$2,838.5 million during 2008 from US$2,206.3 million during 2007 mainly due to the consolidation of Golden Telecom results.

Selling, general and administrative expenses in Russia mobile operations increased by US$74.2 million or by 3.9% to US$1,977.6 million in 2008 from US$1,903.4 million in 2007. However, as a percentage of net operating revenues they declined to 26.8% in 2008 from 31.2% in 2007. General and administrative expenses declined by US$176.3 million in 2008. The reduction is explained mainly by a reversal in stock–price based compensation plans expenses which resulted in US$123.7 million gain in 2008 compared to US$208.3 million expense in 2007. Without these expenses selling, general and administrative expenses in Russia mobile grew mostly in line with revenue growth.

Selling, general and administrative expenses in CIS mobile operations were US$377.4 million in 2008, which was 39.4% higher than US$270.7 million in 2007. In 2008 US$166.1 million were general and administrative expenses, US$73.7 million were spent on technical support and US$137.6 million were spent on sales and marketing.

Selling, general and administrative expenses in Russia fixed operations were US$412.5 million in 2008, which represented 14.5% of consolidated SG&A expenses in 2008. Of this amount US$336.5 million were general and administrative expenses, US$47.7 million were spent on technical support and US$28.3 million were spent on sales and marketing.

In CIS fixed operations selling, general and administrative expenses amounted to US$70.9 million in 2008, an increase of US$37.0 million compared to US$33.9 million in 2007. In 2008 US$56.4 million were general and administrative expenses, US$9.7 million were spent for technical support and US$4.7 million were spent on sales and marketing.

Depreciation and amortization expense. Our consolidated depreciation and amortization expense increased by 35.3% to US$1,881.2 million in 2008 from US$1,390.6 million during 2007. The overall increase in depreciation and amortization expense was due primarily to continuing capital expenditures in Russia and CIS coupled with the consolidation of Golden Telecom.

Depreciation and amortization expense in Russia mobile operations increased by 8.6% to US$1,204.7 million in 2008 from US$1,109.0 million in 2007. In CIS mobile operations they were US$368.3 million in 2008, which was 67.2% higher than US$220.3 million in 2007. The increase was connected with significant capital expenditures in 2008 and second half of 2007 and recognition of assets revaluation in Kazakhstan as a result of purchase price allocation on acquisition of additional share in KaR-Tel in July 2008.

Depreciation and amortization expense in fixed operations in Russia was US$219.4 million in 2008. It was US$88.5 million in CIS fixed operations in 2008, which was 44.6% higher than US$61.2 million in 2007.

Write offs and impairments. In 2008 we wrote down US$37.6 million related to DVB-H and DVB-T licenses and recognized a US$90.1 million mobile goodwill and long lived assets impairment loss for Ukraine, and US$315.0 million fixed goodwill impairment loss for Russia.

Provision for doubtful accounts. Our consolidated provision for doubtful accounts increased by 3.4% to US$54.7 million during 2008 from US$52.9 million during 2007. As a percentage of net operating revenues, provision for doubtful accounts decreased to 0.5% in 2008 compared to 0.6% in 2007 due to the reduction in negative balances of prepaid subscribers.

In 2008 provisions for doubtful accounts in Russia mobile declined by 4.0% to US$41.1 million from US$42.8 million in 2007 and also declined in CIS mobile by 31.6% to US$ 6.7 million from US$9.8 million in 2007.

In Russia fixed segment provisions for doubtful accounts were US$5.3 million in 2008. In CIS fixed operations they were US$1.6 million in 2008 compared to US$0.4 million in 2007.

Operating Income

Primarily as a result of the foregoing, our consolidated operating income increased by 14.9% to US$2,536.0 million during 2008 from US$2,206.2 million during 2007. Partly this increase is due to a reversal in stock–price based compensation plans expenses which resulted in US$119.3 million gain in 2008 compared to US$208.3 million expense in 2007. Other than that our total operating income in 2008 stayed stable despite the negative effect of impairment loss in the fourth quarter 2008 in amount of US$442.7 million.

During 2008, our operating income in Russia mobile operations grew by 33.9% to US$2,667.4 million compared to US$1,991.8 million during 2007. This growth in Russia was partly helped by ESOP reversal and also was the result of the increase in revenues as well as management’s efforts to control costs.

Our operating income in CIS mobile operations declined by 58.8% to US$81.8 million in 2008 from 198.6 million in 2007. The decline was mainly due to an operating loss of US$176.0 million in Ukraine in 2008, caused primarily by the impairment charges recorded in 2008 and expenses associated with significant growth of advertising expenses due to active sales and subscriber base growth.

During 2008 we had an operating loss in our fixed operations in Russia which amounted to US$191.2 million due to impairment charge of US$315.0 million. Operating income in CIS fixed was US$23.9 million, an increase of 51.3% from US$15.8 million in 2007 primarily due to acquisition of Golden Telecom companies in CIS.

Other Income and Expenses

Consolidated interest expense. Our interest expense increased 154.4% to US$495.6 million during 2008 from US$194.8 million during 2007. The increase in our interest expense during this period was primarily attributable to an increase in the overall amount of our debt during 2008 from US$2,766.6 million to US$8,442.9 million.

Consolidated Foreign currency exchange gain/loss. We recorded a US$1,142.3 million foreign currency exchange loss during 2008 as compared to a US$73.0 million foreign currency exchange gain during 2007. The depreciation of the Russian ruble against the U.S. dollar during 2008 resulted in a significant foreign exchange loss during 2008 from a corresponding revaluation of our U.S. dollar denominated financial liabilities under our loan agreements.

In order to reduce our foreign currency risk, in November 2006, we entered into a series of forward agreements to acquire US$972.7 million in Russian rubles to hedge our U.S. dollar denominated liabilities due in 2007 and the first quarter of 2008 (including a swap agreement in the principal amount of US$236.1 million).

In March and August 2007, we entered into a series of forward agreements to acquire US$173.6 million in Russian rubles to hedge our short-term US dollar denominated liabilities due in the first and second quarters of 2008 (including a zero-cost collar agreement in the principal amount of US$120.6 million).

In August 2006, we entered into a forward agreement to acquire US$110.0 million in Kazakh tenge to hedge financial liabilities of KaR-Tel. In October 2006, the forward agreement was restructured into a swap agreement in a principal amount of US$100.0 million to purchase U.S. dollars for Kazakh tenge at the fixed rate of 122.64 Kazakh tenge per U.S. dollar and transfer our floating U.S. dollar interest rate loans to a fixed Kazakh tenge loan with an interest rate of 9.9%. As of December 31, 2007, we had a swap agreement to purchase U.S. dollars for Kazakh tenge with principal amount of US$90.3 million. In March 2008 these swap agreements were terminated due to changes in Kartel-EBRD loan agreement.

In March and October 2008 we entered into a series of zero-cost collar agreements to acquire US$1,495.4 million in Russian rubles to hedge our U.S. dollar denominated liabilities due in 2008 and the first, second and third quarters of 2009.

In March 2009, we entered into a series of forward agreements to acquire US$166.7 million in Russian rubles to hedge our short-term US dollar denominated liabilities due in the fourth quarter of 2009.

The net foreign exchange gains of US$120.1 million and US$39.3 million, for the years ended December 31, 2008 and 2007, respectively, net other losses of US$5.5 million and US$2.2 million for the years ended December 31, 2008 and 2007, respectively, were included in the accompanying consolidated statements of income and related to the change in fair value of derivatives.

Consolidated Income tax expense. Our income tax expense decreased 48.8% to US$303.9 million during 2008 from US$593.9 million during 2007. The decrease in income taxes was primarily due to lower income before taxes in 2008 and the benefit of the change in the Russian and Kazakh income tax rates as it relates to deferred income taxes. Our effective income tax rate of 34.1% during 2008 was higher than our effective income tax rate of 28.0% in 2007 primarily due to tax non-deductible impairment loss and loss from associates.

Net income attributable to VimpelCom and net income attributable to VimpelCom per share. In 2008, our net income attributable to VimpelCom was US$524.3 million, or US$10.34 per common share (US$0.52 per ADS), compared to US$1,462.7 million or US$28.78 per common share (US$1.44 per ADS) during 2007. In 2008, we reported diluted net income attributable to VimpelCom of US$10.34 per common share (US$0.52 per ADS), compared to diluted net income attributable to VimpelCom of US$28.78 per common share (US$1.44 per ADS) during 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Operating Revenues

Our net operating revenues increased by 47.3% to US$7,171.1 million during 2007 from US$4,868.0 million during 2006. Net operating revenues from our operations in Russia, excluding intragroup transactions, increased by 38.4% to US$6,090.3 million during 2007 from US$4,400.3 million during 2006. Net operating revenues from our operations in Russia constituted 84.9% of our total net operating revenues during 2007 compared to 90.4% in 2006.

We increased our net operating revenues in 2007 primarily as a result of increased traffic on our network, improved ARPU, an increase in interconnect fees between mobile operators and a full year of consolidation of the results of our Armenian operations, which we acquired in November 2006.

Service revenues. Our service revenues increased by 47.7% to US$7,161.8 million during 2007 from US$4,847.7 million during 2006. Service revenues constituted approximately 99.9% and 99.6% of our net operating revenues for the years ended December 31,

2007 and 2006, respectively. Our service revenues include revenue from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect fees from other mobile and fixed-line operators, charges from value added services and roaming charges.

During 2007, we generated US$4,886.8 million of our services revenues from airtime charges from contract and prepaid subscribers and monthly contract fees, or 68.1% of net operating revenues, compared to US$3,415.4 million, or 70.1% of net operating revenues in 2006. The increase was primarily related to increased traffic on our network.

During 2007, we generated US$1,053.5 million of our service revenues from interconnect revenues, or 14.7% of net operating revenues, compared to US$503.9 million, or 10.3% of net operating revenues in 2006.

This increase was primarily related to the introduction of CPP in Russia in July 2006. Specifically, in response to the introduction of CPP in Russia we began to charge fixed-line operators rather than our subscribers for incoming calls, we increased interconnect fees with other mobile operators and we increased pricing on some tariff plans. The increase in our interconnect revenues in 2007 was also due to increased traffic on our network.

During 2007, we generated US$834.3 million of our service revenues from value added services, or 11.6% of net operating revenues, compared to US$641.2 million, or 13.2% of net operating revenues in 2006. In Russia, we generated US$736.4 million of revenues from value added services, or 88.3% of our revenues from value added services, in 2007, compared with US$603.3 million of revenues from value added services, or 94.1% of our revenues from value added services, in 2006. We did not derive a significant amount of revenue from value added services in the CIS. The increase in our value added services revenues was primarily due to increased consumption of value added services in Russia during 2007 compared to 2006 as a result of our promotional and marketing campaigns.

During 2007, we generated US$241.4 million of our service revenues from roaming revenues generated by our subscribers, or 3.4% of net operating revenues, compared to US$149.5 million, or 3.0% of net operating revenues in 2006. During 2007, we generated US$133.8 million of our service revenues from roaming revenues received from other mobile services operators for providing roaming services to their subscribers, or 1.9% of net operating revenues, compared to US$126.8 million, or 2.6% of net operating revenues in 2006. These increases were primarily due to improved and expanded network coverage and an increase roaming activity due to an increase travel by our subscribers and persons roaming on our network.

Revenues from sales of handsets and accessories. Revenues from sales of handsets and accessories during 2007 decreased by 66.3% to US$6.5 million from US$19.3 million during 2006, primarily as a result of a decrease in the price of handsets and an increase in dealer sales (as opposed to sales from our company). We are shifting away from the sale of handsets.

Operating Expenses

Our total operating expenses increased by 43.0% to US$4,964.9 million during 2007 from US$3,470.7 million during 2006. Total operating expenses from our operations in Russia increased by 36.8% to US$4,101.8 million during 2007 from US$2,998.6 million during 2006. Total operating expenses from our operations in Russia constituted 82.6% of our total operating expenses during 2007 compared to 86.4% in 2006.

Service costs. Our service costs increased by 50.1% to US$1,309.3 million during 2007 from US$872.4 million during 2006. As a percentage of total operating expenses, our service costs increased to 26.4% during 2007 from 25.1% during 2006. Our gross margin percentage remained stable at 81.7% during 2007, the same as in 2006. Gross margin is defined as net operating revenues less selected operating costs (specifically, service costs and costs of handsets and accessories).

Our service costs increased slightly relative to the growth in operating revenues primarily due to the introduction of CPP as the interconnect fees per minute charged to our company increased due to revised payment terms with other mobile and fixed-line operators. As a percentage of net operating revenues, our service costs increased to 18.3% during 2007 from 17.9% during 2006.

Cost of handsets and accessories. Our cost of handsets and accessories decreased by 68.3% to US$5.8 million during 2007 from US$18.3 million during 2006. This decrease was primarily due to the decreased volume of sales of handsets. Our cost of handsets and accessories as a percentage of net operating revenues declined to 0.1% during 2007 compared to 0.4% during 2006.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 46.7% to US$2,206.3 million during 2007 from US$1,503.6 million during 2006. The increase in selling, general and administrative expenses during 2007 resulted primarily from: (1) a US$159.1 million increase in stock price based compensation expenses due to new options granted under our stock based compensation plans in 2007 and rapid appreciation of VimpelCom’s share price in 2007; (2) a US$144.3 million increase in salaries and bonuses due to the launch of new bonus programs for our employees; (3) a US$127.3 million increase in dealers’ commissions and advertising expenses relating to the acquisition of new subscribers; (4) a US$88.4 million increase in technical support and maintenance expenses due to increased equipment-related costs and payments for licenses, frequencies and permissions; (5) an approximately US$41.1 million increase in rent, utilities and repair of offices due to annual increase in fees for services and opening of new offices; (6) an approximately US$27.9 million increase in software support; (7) a US$23.4 million increase in property and other taxes due to our overall growth in 2007; (8) a US$22.9 million increase in dealer commissions for the sale of prepaid subscriber cards and payment commissions relating to existing subscribers; (9) a US$17.5 million increase in required payments to the “universal services fund”; and (10) a US$50.8 million increase in other expenses due to increase business activity in both Russia and the CIS.

As a percentage of net operating revenues, our selling, general and administrative expenses remained level at 30.8% during 2007 compared to 30.9% during 2006.

Depreciation and amortization expense. Our depreciation and amortization expense increased by 31.9% to US$1,390.6 million in 2007 from US$1,054.5 million during 2006. The overall increase in depreciation and amortization expense was due primarily to continuing capital expenditures in Russia, Kazakhstan, Ukraine and Tajikistan, coupled with the first full year consolidation of the amortization expenses of Unitel, Mobitel and ArmenTel, all of which we acquired in 2006.

Provision for doubtful accounts. Our provision for doubtful accounts increased by 142.2% to US$52.9 million during 2007 from US$21.8 million during 2006. As a percentage of net operating revenues, provision for doubtful accounts increased to 0.6% in 2007 compared to 0.4% in 2006 due to the increase in negative balances of prepaid subscribers, the extension of post-paid tariff plans and recent acquisitions in the CIS.

Operating Income

Primarily as a result of the foregoing, our operating income increased by 57.9% to US$2,206.2 million during 2007 from US$1,397.3 million during 2006. During 2007, our operating income in Russia grew by 41.9% to US$1,991.8 million compared to US$1,403.2 million during 2006. This growth in Russia was primarily attributable to increased traffic on our networks, an increase in interconnect charges between mobile operators, as well as management’s efforts to control costs. In 2007, our operating income in Kazakhstan grew by 355.5% to US$216.8 million compared to US$47.6 million in 2006 primarily due to an increase in our subscriber base, along with a stable ARPU. In 2007, we had an operating loss of US$43.2 million in Ukraine compared with US$61.7 million operating loss in 2006. The improvement in our operating loss was primarily due to the costs associated with launching our re-branded commercial operations in April 2006 and significant growth of advertising expenses due to active sales and subscriber base growth and the opening of branches countrywide, which resulted in technical and administrative expense growth in 2006. In 2007, our operating income in Uzbekistan grew by 114.3% to US$25.5 million compared to US$11.9 million during 2006 primarily due to significant growth in our subscriber base which lead to an increase of net operating revenues. We believe that the increase in our total operating income in 2007 was primarily attributable to our focus on revenue growth and increasing ARPU, which, when combined with our efforts to control costs relative to growth, resulted in an increase in our operating income during 2007.

Other Income and Expenses

Interest expense. Our interest expense increased 4.5% to US$194.8 million during 2007 from US$186.4 million during 2006. The increase in our interest expense during this period was primarily attributable to an increase in the overall amount of our debt during 2007.

Foreign currency exchange gain/loss. We recorded a US$73.0 million foreign currency exchange gain during 2007 as compared to a US$24.6 million foreign currency exchange gain during 2006. The appreciation of the Russian ruble against the U.S. dollar during 2007 resulted in a significant foreign exchange gain during 2007 from a corresponding revaluation of our U.S. dollar denominated financial liabilities under our loan agreements. In order to reduce our foreign currency risk, in November 2006, we entered into a series of forward agreements to acquire US$972.7 million in Russian rubles to hedge our U.S. dollar denominated liabilities due in 2007 and the first quarter of 2008 (including a swap agreement in the principal amount of US$236.1 million). In March and August 2007, we entered into a series of forward agreements to acquire US$173.6 million in Russian rubles to hedge our short-term US dollar denominated liabilities due in the first and second quarters of 2008 (including a zero-cost collar agreement in the principal amount of US$120.6 million). As of December 31, 2007, we had swap and forward agreements to purchase U.S. dollars for Russian rubles in an aggregate amount of US$220.8 million. In August 2006, we entered into a forward agreement to acquire US$110.0 million in Kazakh tenge to hedge financial liabilities of KaR-Tel. In October 2006, the forward agreement was restructured into a swap agreement in a principal amount of US$100.0 million to purchase U.S. dollars for Kazakh tenge at the fixed rate of 122.64 Kazakh tenge per U.S. dollar and transfer our floating U.S. dollar interest rate loans to a fixed Kazakh tenge loan with an interest rate of 9.9%. As of December 31, 2007, we had a swap agreement to purchase U.S. dollars for Kazakh tenge with principal amount of US$90.3 million.

Income tax expense. Our income tax expense increased 52.0% to US$593.9 million during 2007 from US$390.7 million during 2006. This income tax expense consisted of current and deferred taxes. The increase was primarily due to the increase in our taxable income. Our effective income tax rate of 28.0% during 2007 was lower than our effective income tax rate of 32.2% in 2006.

Net income attributable to VimpelCom and net income attributable to VimpelCom per share. In 2007, our net income attributable to VimpelCom was US$1,462.7 million, or US$28.78 per common share (US$1.44 per ADS), compared to US$811.5 million or US$15.94 per common share (US$0.80 per ADS) during 2006. In 2007, we reported diluted net income attributable to VimpelCom of US$28.78 per common share (US$1.44 per ADS), compared to diluted net income attributable to VimpelCom of US$15.93 per common share (US$0.79 per ADS) during 2006.

Liquidity and Capital Resources

Consolidated Cash Flow Summary

The following table shows our cash flows for the years ended December 31, 2008, 2007 and 2006 (in millions of U.S. dollars):

	Year ended December 31,
	2008		2007		2006
Consolidated Cash Flow
Net cash flow provided by operating activities	US$	3,421.9	US$	3,037.7	US$	1,971.3
Net cash flow (used in) provided by financing activities		3,750.9		(193.7)		292.9
Net cash flow used in investing activities		(7,177.2)		(2,234.6)		(2,287.0)
Effect of exchange rate changes on cash and cash equivalents		(84.6)		49.8		3.7
Net cash flow		(89.0)		659.2		(19.2)

During the years ended December 31, 2008, 2007 and 2006, we generated positive cash flows from our operating activities and negative cash flows from investing activities. During the year ended December 31, 2008, we recorded a positive free cash flow (before acquisitions) of US$851.1 million. Free cash flow (before acquisitions) is a non-U.S. GAAP financial measure and we calculate it as net cash provided by our operating activities (in the amount of US$3,421.9 million), less capital expenditures (excluding acquisitions) (in the amount of US$2,570.8 million). We believe that free cash flow provides useful information to investors because it is an indicator of our company’s operational and financial performance and represents our ability to generate cash after accruals required to maintain or expand our asset base. Cash flow from financing activities was positive during the year ended December 31, 2008, negative during the year ended December 31, 2007 and positive during the year ended December 31, 2006. The positive cash flow from financing activities during the year ended December 31, 2008 was mostly due to the receipt of proceeds from a US$1,500.0 million bridge term loan facility entered into on 8 February 2008 and further refinanced by the issuance of US$2,000.0 million limited-recourse loan participation notes by VIP Finance Ireland Limited on April 30, 2008, US$2,000.0 million syndicated term loan facility entered into on 8 February 2008, US$750.0 million loan facility signed with Sberbank on 14 February 2008 and the receipt of proceeds from a syndicated loan facility in the aggregate amount of EUR551.0 million entered into on 15 October 2008. The negative cash flow from financing activities during the year ended December 31, 2007 was primarily the result of our payment of cash dividends of US$587.3 million (including related withholding tax), as well as purchase of minority interest in consolidated subsidiaries in the amount of US$992.8 million. The positive cash flow from financing activities during December 31, 2006 was mostly due to the receipt of proceeds from a US$367.2 million loan to our company by UBS (Luxembourg) S.A. in connection with the sale of an aggregate of US$600.0 million 8.25% loan participation notes issued by, but without recourse to, UBS (Luxembourg) S.A. (US$232.8 million of these loan participation notes was used to exchange loan participation notes issued in June and July 2004).

As of December 31, 2008, we had negative working capital of US$1,407.8 million, compared to negative working capital of US$272.8 million as of December 31, 2007. Working capital is defined as current assets less current liabilities. Further increase in working capital deficit as of December 31, 2008 was mainly attributed to short-term debt. As of December 31, 2008, short-term debt amounted to US$1,909.2 million compared to US$526.5 million as of December 31, 2007. The growth in total debt as well as short term debt was linked primary to significant acquisitions done in 2008. Increase in total debt derived the consequent increase in accrued interests payable from US$24.7 million as of December 31, 2007 to US$84.6 million as of December 31, 2008.

Our cash and cash equivalents balance changed insignificantly year on year. As of December 31, 2008, it was US$914.7 million (primarily held in U.S. dollars and Russian rubles), compared to US$1,003.7 million as of December 31, 2007.

As of December 31, 2008, our customer advances amounted to US$454.7 million compared to US$386.9 million as of December 31, 2007. The turnover of customer advances is approximately one month, and the growth in our customer advances as of December 31, 2008 was primarily due to an increase in subscriber base and the total volume of operations.

Other factors that impacted working capital decrease were: increase in receivables due from related parties by US$162.8 mainly attributable to advance for future services; increase in other current assets linked to advance payment of income tax in amount of US$154.8 million as of December 31, 2008 and forwards of US$109.8 million, and other less significant movements in total amount of US$40.1 million.

The working capital is monitored on regular basis by the management. We expect to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Short term borrowing payments are split during the year, the major part of short term borrowings become due in the first and third quarters 2009. As of now the first quarter payment amounted US$571.0 million, was made and we expect to make the remaining payments as they become due. We believe that our working capital is sufficient to meet our present requirements and will provide us with adequate funds for our present and future obligations.

Operating activities

During 2008, net cash provided by operating activities was US$ 3,421.9 million, a 12.6% increase over the US$3,037.7 million of net cash provided by operating activities during 2007, which, in turn, was a 54.1% increase over the US$1,971.3 million of net cash provided by operating activities during 2006. The improvement in net cash provided by operating activities during 2008 as compared to 2007 and 2006 was primarily due to the increase in the volume of operations, which, in turn, was primarily the result of an increase in the number of subscribers and an increase in the usage of our services by existing subscribers during each of these periods. The decrease in our net income in 2008 as compared to 2007 did not affect our operating cash flows as the decrease in net income was primarily the result of depreciation and amortization, foreign exchange losses and write offs and impairments, all of which are non-cash in nature.

Financing activities

The following table provides a summary of VimpelCom’s outstanding indebtedness with an outstanding principal balance exceeding US$10.0 million as of December 31, 2008. Many of the agreements relating to this indebtedness contain various restrictive covenants, including change of control restrictions and financial covenants. In addition, certain of these agreements subject our subsidiaries to restrictions on their ability to pay dividends or repay debts to VimpelCom. For additional information on this indebtedness, please refer to the notes to VimpelCom’s consolidated financial statements contained elsewhere in this Exhibit to our Report of Foreign Private Issuer on Form 6-K. For information regarding changes in certain of our outstanding indebtedness subsequent to December 31, 2008, see “—2009” below. For a description of some of the risks associated with certain of our indebtedness, please refer to the section of our Annual Report on Form 20-F for the year ended December 31, 2008 entitled “Item 3—Key Information—D. Risk Factors.”

Borrower	Type of debt/lender	Interest rate	Outstanding debt (In millions)	Maturity date	Guarantor	Security

VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.25%	US$600.0	May 22, 2016	None	None

VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.375%	US$300.0	October 22, 2011	None	None

VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.0%	US$300.0	February 11, 2010	None	None

VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	8.375%	US$1,000.0	April 30, 2013	None	None

VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.125%	US$1,000.0	July 19, 2018	None	None

VimpelCom	Loan from Sberbank	9.75%	US$204.2 (RUR 6,000.0)	August 30, 2009	None	Promissory notes

VimpelCom	Loan from VC-Invest (funded by the RUR denominated bonds by VC-Invest)	9.05%	340.4	July 19, 2013	VimpelCom	None

VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	10.0%	US$217.2(1)	June 16, 2009	None	None

URS	Loan arranged by Standard Bank Plc, SMBCE and VTB Bank Europe plc	LIBOR plus 1.15%	US$100.0	March 26, 2010	VimpelCom	None

KaR-Tel	Loan from European Bank of Reconstruction and Development	LIBOR plus 2.05% (A) and 1.85% (B)	US$128.0	December 18, 2014 (A) and December 18, 2012(B)	VimpelCom for up to US$20.0 million	None

VimpelCom	Loan from HSBC Bank plc	6 month MOSPRIME plus 0.08%	US$58.4	March 28, 2014	EKN	None

VimpelCom	Loan arranged by Citibank, N.A.	LIBOR plus 0.1%	US$61.2	November 7, 2012	Euler Hermes Kreditver- sicherungs (Hermes)	None

VimpelCom	Loan from Svenska Handelsbanken	LIBOR plus 0.325%	US$57.0	November 30, 2012	Swedish Export Credits Guarantee Board (EKN)	None

Borrower	Type of debt/lender	Interest rate	Outstanding debt (In millions)	Maturity date	Guarantor	Security

VimpelCom	Loan from Sberbank	9.25%	US$16.2	April 14, 2009	None	Common stock of RTI and promissory notes

VimpelCom	Loan from Sberbank	13.0%	US$608.8	February 13, 2013	None	None

VimpelCom	Loan from Syndicate of Banks Syndicated loan from the Bank of Tokyo-Mitsubishi UFJ, LTD., Barclays Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Standard Bank PLC, Sumitomo Mitsui Banking Corporation Europe Limited, WestLB AG, London Branch, EDC, Nordea Bank AB, ZAO Citibank	EURIBOR plus 2.3%*	US$777.2	October 15, 2011	None	None

VimpelCom	Syndicated loan from ABN AMRO Bank N.V., Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited	LIBOR plus 1.5%*	US$2,000.0	February 8, 2011	None	None

VimpelCom	Promissory Notes (3)	—	US$72.1	November, 2009	None	None

Sovintel

Syndicated loan from

Citibank N.A., Bahrain

ING BANK (EURASIA) ZAO

ZAO Banca Intesa

Bayerische Landesbank

Commerzbank (Eurasija) SAO

Export Development Canada

HSBC Bank Plc

HVB Banque Luxembourg Société Anonyme

Bank Austria Creditanstalt AG

KfW, Frankfurt

Skandinaviska Enskilda Banlen AB

Bank WestLB Vostok (ZAO)

BNP Paribas

IKB Deutsche Industriebank AG

Closed Joint Stock Company International Moscow Bank

VTB Bank (Deutschland) AG

		Libor plus 2.0%	US$275.0	January 25, 2012	None	None

VimpelCom	Loans from Bayerische Hypo- und Vereinsbank and Nordea Bank AG	LIBOR plus 0.35%	US$25.0	May 6, 2010 and May 17, 2010	Hermes	None

URS	Loan from Raiffeisen Zentralbank Österreich AG	LIBOR plus 1.25%	US$32.0	October 19, 2009	VimpelCom	None

URS	Loan from Bayerische Landesbank	LIBOR plus 1.0%	US$32.0	December 12, 2009	VimpelCom	None

VimpelCom	Loan from Svenska Handelsbanken	LIBOR plus 0.325%	US$24.9	May 20, 2011	EKN	None

*	Interest rate was increased by 1.00% p.a. for 12 months period starting from effective date of the Amendment Agreements, (May 6, 2009 and May 5, 2009 respectively).

Borrower	Type of debt/lender	Interest rate	Outstanding debt (In millions)	Maturity date	Guarantor	Security

KaR-Tel	Loan from Bayerische Hypo- und Vereinsbank AG	LIBOR plus 0.4%	US$15.6	May 4, 2011	Hermes and ATF Bank (for up to US$20.0 million)	ATF Bank guarantee secured by network equipment

Armentel	Equipment financing agreement with Intracom S.A. Telecom Solutions	Various rates	US$14.7 (€9.5)	Various dates through 2012	None	None

KaR-Tel	Loan from Citibank International plc	LIBOR plus 0.3%	US$19.3	August 28, 2011	British Export Credits	None

KaR-Tel	Loan arranged by Citibank, N.A.	LIBOR plus 0.25%	US$10.2	January 24, 2010 and July 24, 2010	Guarantee Department (ECGD) and VimpelCom up to an aggregate of US$30.0 million (for both loans)	None

Unitel	Equipment financing agreement with Huawei	8.0%	US$30.8	Various dates through 2009	None	Network equipment

KaR-Tel	Loan from Bayerische Landesbank	LIBOR plus 0.38%	US$37.8	December 27, 2012	Hermes Export Credit Agency	None

KaR-Tel	Loan from und Vereinsbank AG	LIBOR plus	US$8.8	December 21,	EKN	None

Armentel	Loan from BNP Paribas	6 month EURIBOR plus 0.9%	US$10.0 (€10.4)	Various dates through 2012	None	None

Freevale Enterprises Inc(2)		61.0%	US$41.9	August 31, 2009	None	None

URS	Loan from OTP Bank	LIBOR plus 3.0%	US$10.0	November 9, 2009	VimpelCom	None

Other loans, equipment financing and capital lease obligations			US$23.0	—	—	—

(1)	In connection with the exchange offer by our company completed in May 2006, the outstanding principal amount due under this loan was reduced from US$450.0 million to US$217.2 million.
(2)	In April 2007, we entered into an agreement to sell a 33.3% ownership interest in its wholly-owned subsidiary, Freevale for a sale price of US$20.0 million. Freevale owns 21.0% of Unitel. The sale effectively represents 7.0% of Unitel. The transaction was finalized on June 14, 2007. In connection with this agreement, the purchaser granted us an option to acquire the entire remaining interest held by the purchaser and, simultaneously, we granted the purchaser an option to sell to us the entire remaining interest held by the purchaser. The future price is based on a prescribed formula; however in no event will the future price be less than US$57.5 million or more than US$60.0 million. Following the provisions of EITF No. 00-4, Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary, the sale consideration was accounted for as a secured borrowing of US$20.0 million. The borrowing will be accreted to the minimum purchase price of the put and call arrangement up to August 31, 2009, which is the date at which the put and call options first become exercisable. As of December 31, 2008, principal amount of debt outstanding under this agreement was US$41.9 million.
(3)	In November and December 2008, VimpelCom issued promissory notes in the amount equivalent to US$81.6 million as of December 31, 2008. The promissory notes were issued as an advance payment to secure future services. The promissory notes are ruble-denominated and bear no interest. They mature at weekly intervals within the period up to November, 2009. As of December 31, 2008 the outstanding debt under promissory notes was US$72.1 million.

2009.

On 11 February, 2009 VimpelCom submitted to the Russian Federal Financial Markets Service documentation required for the potential issuance of Russian ruble-denominated bonds through LLC VimpelCom-Invest, a wholly owned subsidiary of VimpelCom. The bonds may be issued depending on VimpelCom’s funding needs within a period of one year from the date on which the Russian Federal Financial Markets Service registers the submitted documentation. The proposed amount of the issue is up to 30 billion Russian rubles, which is the equivalent of approximately US$834.9 million at Central Bank of Russia exchange rate as of 11 February 2009. The bonds will be guaranteed by VimpelCom.

The proposed maturity period is five years. The coupons are to be paid semiannually. Bond holders will have the right to sell their bonds to VimpelCom-Invest earlier under conditions which will be determined prior to the public placement. The bonds may be issued in three series with face values of 10 billion rubles for each, and the coupon rate for each series will be determined for the period prior to exercise of the put-option or redemption, depending on market conditions. The annual interest rate will be defined as the result of a public placement.

VimpelCom intends to use the proceeds from the bonds for refinancing of its existing indebtedness denominated in foreign currency and the development of VimpelCom’s core business. There is no assurance that VimpelCom will be able to issue these bonds or that if it does issue the bonds, that it will be able to issue bonds for the full amount intended.

On March 10, 2009, VimpelCom signed a three year loan agreement with Sberbank in the amount of RUR 8,000.0 million. The loan agreement bears annual maximum interest at a rate of 19.0% and matures on December 27, 2011. The indebtedness under this loan agreement will be secured by the pledge of the telecommunication equipment in the Ruble amount equivalent to US$235.5 million as of March 10, 2009.

On March 10, 2009, VimpelCom signed a four year loan agreement with Sberbank in the amount of US$250.0 million. The loan agreement bears annual maximum interest at a rate of 13.0% and matures on December 27, 2012. The indebtedness under this loan agreement will be secured by the pledge of the telecommunication equipment in the amount of US$257.5 million.

On March 24, 2009, VimpelCom signed a seven year loan agreement with HVB in the amount of US$160.2 million. The facility is guaranteed by EKN export credit agency. The facility is to finance equipment and services provided to VimpelCom by Ericsson on a reimbursement basis. The principal amount will be repaid in 14 equal semi-annual payments plus interest equal to 6-month LIBOR plus 1.95% per annum. The maturity date of the loan is 2016.

In March 2009, we entered into a series of forward agreements to acquire US$166.0 million in Russian rubles to hedge our short-term US dollar denominated liabilities due in the fourth quarter of 2009.

In accordance with terms of the US$275.0 million facility agreement dated 25 January 2007 among Golden Telecom, Inc., EDN Sovintel LLC, GTS Finance, Inc. and syndicate of banks, Golden Telecom, Inc. must provide its audited consolidated financial statements. An event of default occurs in case annual consolidated financial statements are not provided within 120 days after the end of the financial year and this breach is not remedied within 21 subsequent business days. On April 30, 2009 we have received a waiver from lenders with an extension of financial statements delivery period until May 29, 2009. The Company intends to sign an amendment to the loan facility in order to exclude the requirement to submit consolidated financial statements of Golden Telecom, Inc. or make prepayment of the full amount of the facility in case signing of the amendment is not possible.

On April 28, 2009 we signed an Amendment Agreement in relation to a US$3,500.0 million Facility Agreement dated February 8, 2008 and as amended by an amendment and transfer agreement dated March 28, 2008 arranged by ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc., ING Bank N.V. and UBS Limited as Mandated Lead Arrangers and Bookrunners with Citibank International plc acting as Agent. In accordance with the terms of the Amendment Agreement certain financial covenants and general undertakings were changed, including, among others, decrease of the required minimum level of the Total Shareholders Equity from US$3,000.0 million to US$2,000.0 million which will be applicable to the financial statements for the first three quarters of 2009 and for the 2009 financial year. Starting from the financial statements for the first quarter of 2010 and thereafter, the minimum required level of the Total Shareholders Equity will be returned to the level of US$3,000.0 million. The interest rate was increased by 1.00% p.a. for 12 months period starting from May 6, 2006 when the Amendment Agreement becomes effective.

On April 28, 2009 we signed an Amendment Agreement relating to a EUR 600.0 million Term Loan Facility Agreement dated October 15, 2008, as amended and restated by a first amendment agreement dated November 12, 2008 and further amended by a second amendment agreement dated February 11, 2009 arranged by the Bank of Tokyo-Mitsubishi UFJ, Ltd., Barclays Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Standard Bank Plc., Sumitomo Mitsui Banking Corporation Europe Limited and Westlb AG, London Branch as Mandated Lead Arrangers and Bookrunners with Standard Bank Plc acting as Agent. In accordance with the terms of the Amendment Agreement certain financial covenants and general undertakings were changed, including, among others, decrease of the required minimum level of the Total Shareholders Equity from US$3,000.0 million to US$2,000.0 million which will be applicable to the financial statements for the first three quarters of 2009 and for the 2009 financial year. Starting from the financial statements for the first quarter of 2010 and thereafter the required minimum level of the Total Shareholders Equity will be returned to the level of US$3,000.0 million. The interest rate was increased by 1.00% p.a. for 12 months period starting from May 5, 2009 when the Amendment Agreement becomes effective.

On February 13, 2008, VimpelCom advanced to Crowell Investments Limited (“Crowell”), under a loan agreement as of February 11, 2008, (the “Loan Agreement”), a loan in the principal amount of US$ 350.0. million and at the interest rate of 10.0%.

The loan is secured by 25.0% of the shares of Limnotex Developments Ltd., the parent company of KaR-Tel. The loan agreement was entered into after Crowell acquired the entire issued share capital of Menacrest Limited (“Menacrest”), which is the parent company of LLC Sky Mobile (“Sky Mobile”), a mobile operator in Kyrgyzstan. Crowell granted the Company two call options over the entire issued share capital of Menacrest. The loan has been recorded in long-term loans receivable and related accrued interest of US$26.7 million in other current assets.

We may from time to time seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for new debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Investing activities

Our investing activities included capital expenditures on the purchase of equipment, telephone line capacity, frequency allocations, buildings and other assets as a part of the ongoing development of our mobile networks and acquisitions of businesses. In 2008, our total payments for purchases of equipment, intangible assets, software and other non-current assets were approximately US$2,444.6 million (compared to US$1,690.7 million and US$1,607.2 million during 2007 and 2006, respectively). In 2008, our total payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$4,134.6 million (compared to US$301.3 million and US$679.8 million during 2007 and 2006, respectively).

Acquisitions and dispositions

Our significant acquisitions and disposals from 2006, 2007 and 2008 are described below.

On January 18, 2006, we acquired 100.0% of Buztel for a purchase price of US$60.0 million plus the assumption of approximately US$2.4 million in debt. On February 9, 2006, we acquired 100.0% of Unitel for a purchase price of US$200.0 million plus the assumption of approximately US$7.7 million in debt. Buztel and Unitel held national GSM-900 and GSM-1800 licenses. At the time of their acquisitions, Buztel and Unitel had approximately 2,500 and 364,000 subscribers, respectively. In July 2006, we merged Buztel into Unitel.

On July 11, 2006, we acquired 51.0% of Mobitel and a call option for the remaining 49.0% for a purchase price of US$12.6 million plus the assumption of approximately US$0.2 million in net debt of Mobitel. Mobitel held a national GSM-1800 license that covers the entire territory of Georgia. At the time of its acquisition, Mobitel had no subscribers.

On November 16, 2006 we acquired 90.0% of ArmenTel, which held a GSM-900 license and had fixed line operations in Armenia, for a purchase price of approximately US$445.0 million. At the time of its acquisition, ArmenTel had approximately 400,000 mobile subscribers and 600,000 fixed line subscribers.

On December 14, 2006, we acquired 75.0% of “Dominanta,” a mobile digital television services company in the DVB-H standard in Moscow and the Moscow region, for a purchase price of approximately US$10.5 million. At the time of its acquisition, Dominanta had no subscribers. In connection with this transaction, the seller granted us an option to acquire the entire interest held by the seller and we granted the seller an option to sell to us its entire interest under certain circumstances for a price to be determined based on a prescribed procedure.

From December 2006 through September 2007, KaR-Tel acquired 100.0% of “Teta Telecom,” a holding company which holds 100.0% of “KZ-Trans,” a fiber-optic operator in Kazakhstan, and a minority interest in Limited Liability Partnership “TNS-Plus,” which holds a license for long-distance operations, for an aggregate purchase price of approximately US$10.1 million. Teta Telecom increased its stake in TNS-Plus from 2.0% to 49.0%, for an aggregate consideration of approximately US$4.5 million. Teta Telecom also has the right to acquire an additional 2.0% interest in TNS-Plus (bringing its total shareholding to 51.0%) upon a change in Kazakh legislation allowing foreign entities to control long-distance operators.

In April 2007, we entered into an agreement to sell a 33.3% ownership interest in its wholly-owned subsidiary, Freevale for a sale price of US$20.0 million. Freevale Enterprises owns 21.0% of Unitel. The sale effectively represents 7.0% of Unitel. The transaction was finalized on June 14, 2007. In connection with this agreement, the purchaser granted us an option to acquire the entire remaining interest held by the purchaser and, simultaneously, we granted the purchaser an option to sell to us the entire remaining interest held by the purchaser.

On April 18, 2007, we acquired the remaining 10.0% of ArmenTel that the Government of Armenia had owned. The purchase price of the additional 10.0% was US$55.9 million, which constitutes approximately  1/9th of the final price paid by us for the 90.0% of the shares of ArmenTel when we acquired ArmenTel in November 2006. In addition, in the third quarter of 2007 we paid a purchase price adjustment of approximately US$0.7 million representing 10.0% of the undistributed net profit of ArmenTel for the period from December 1, 2006 to March 31, 2007.

On August 13, 2007, we acquired Closed Joint Stock Company CSK, which holds GSM 900/1800 and D-AMPS licenses covering the Irkutsk Region. We acquired 100.0% of the shares of CSK for approximately US$235.5 million. At the time of its acquisition, CSK had approximately 571,000 subscribers.

Golden Telecom. On December 21, 2007, two of our subsidiaries and Golden Telecom, a leading provider of fixed-line telecommunications and Internet services in major population centers throughout Russia and other countries in the CIS, signed a definitive merger agreement pursuant to which an indirect wholly-owned subsidiary of our company commenced a tender offer on January 18, 2008, to acquire 100.0% of the outstanding shares of Golden Telecom’s common stock at a price of US$105.0 per share in cash. The initial tender offer period and subsequent tender offer period closed on February 26, 2008 with 94.4% of the outstanding shares of Golden Telecom’s common stock being tendered. On February 28, 2008, our indirect wholly owned subsidiary was merged with and into Golden Telecom and Golden Telecom became our indirect wholly owned subsidiary. The total purchase price for 100.0% of the shares of Golden Telecom was US$4,316.2 million. In connection with the merger, the outstanding and unvested employee stock options and stock appreciation rights relating to Golden Telecom’s common stock were converted into the right to receive US$105.0 in cash less the exercise price relating to such options and US$53.8 in cash less the exercise price relating to such rights, respectively. The right to receive such payments continues to vest in accordance with the original vesting schedules for such options and rights respectively.

On June 11, 2008 VimpelCom increased its share of ownership in Closed Joint Stock Company Cortec (“Corbina Telecom”), 51.0% subsidiary of Golden Telecom by acquiring the remaining 49% from Inure Enterprises Ltd. for US$404.0 million and US$4.2 million of costs related to acquisition. As a result of this transaction, VimpelCom and its subsidiary together now own 100% of the shares of Corbina Telecom. The step acquisition was recorded under purchase method of accounting. The Company’s financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned US$68.1 million to intangible assets which will be amortized over a weighted average period of approximately 12 years, recording of a deferred tax liability in the amount of US$17.3 million and adjusted minority interest by US$40.4 million. The total fair value of identifiable net assets acquired amounted to US$95.3 million. The excess of the acquisition cost over the fair value of identifiable net assets of Corbina Telecom amounted to US$312.9 million and assigned to Russia fixed reporting unit.

On July 8, 2008 VimpelCom and its 100% owned direct subsidiary Ararima Enterprises Limited (Cyprus) (“Ararima”) signed a Joint Venture and Shareholders Agreement (the “Agreement”) to establish a mobile telecommunications joint venture in Vietnam under the name of GTEL-Mobile Joint Stock Company (the “GTEL-Mobile”). The other participants in the Joint Venture Company are Global Telecommunications Corporation (“GTEL”), a Vietnamese state-owned enterprise and GTEL TSC, a subsidiary of GTEL. Subject to the conditions contained in the Agreement and in accordance with the Vietnamese investment laws, Ararima received a 40.0% voting and economic interest in the Joint Venture Company in consideration for an equity investment of US$266.6 million that has been paid in full. GTEL and GTEL TSC have equity interests in the Joint Venture Company of 51.0% and 9.0%, respectively. GTEL-Mobile has received all of the regulatory approvals required under the Agreement, including the registration of the GTEL-Mobile, GSM license and related frequencies.

On July 16, 2008, VimpelCom through Ararima acquired an indirect 90.0% voting and economic interest in the Cambodian company Sotelco Ltd. (“Sotelco”), which holds a GSM 900/1800 license and related frequencies for the territory of Cambodia. The transaction was made through the purchase of 90.0% of Sotelco’s parent company, Atlas Trade Limited (BVI) (“Atlas”), for US$28.0 million from Altimo Holdings and Investments Limited (“Altimo”), a related party of VimpelCom. The remaining 10.0% of Atlas are owned by a local partner, a Cambodian entrepreneur. VimpelCom has also acquired a call option to purchase the 10.0% interest of the local partner. The acquisition of Sotelco was accounted for as an asset purchase of the telecom license through a variable interest entity. On acquisition, the Company allocated approximately $41.6 million to license, $8.3 million to deferred tax liability and $5.1 million to noncontrolling interest.

Other Acquisitions

On July 1, 2008 VimpelCom exercised its option to acquire an additional 25.0% less one share of Limnotex Developments Limited (“Limnotex”) for US$561.8 million. Limnotex is the parent company of KaR-Tel, VimpelCom’s operating subsidiary in Kazakhstan. As a result of the exercise, VimpelCom’s overall direct and indirect share stake in Limnotex increased from 50.0% plus one share to 75.0%. The acquisition was recorded as step acquisition under the purchase method of accounting. The Company’s financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned US$147.7 million to intangible assets which will be amortized over a weighted average period of approximately 7 years, recording of a deferred tax liability in the amount of US$42.8 million and adjusted minority interest by US$153.9 million. The fair value of acquired identifiable net assets amounted to US$99.9 million. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$309.4 million. This amount was recorded as goodwill, was assigned to the Kazakhstan reporting unit and is subject to annual impairment tests. To ensure a path to complete ownership over KaR-Tel, VimpelCom has agreed on put and call option arrangements with respect to the remaining 25.0% share in Limnotex which is held by Crowell Investments Limited.

During the year 2008 the Company completed several small acquisitions of fixed line telecommunication operators in different regions of Russia with the total consideration of US$32.2 million. The acquisitions were recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of the acquired companies amounted to US$21.9 million and adjusted minority interest by US$11.7 million. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$10.3 million. This amount was recorded as goodwill, was mainly assigned to the Russia fixed reporting unit and is subject to annual impairment tests.

Future liquidity and capital requirements

Telecommunications service providers require significant amounts of capital to construct networks and attract subscribers. In the foreseeable future, our further expansion will require significant investment activity, including the acquisition of equipment and possibly the acquisition of other companies.

Our capital expenditures for 2008 were approximately US$2,570.8 million for the purchase of property and other long-lived assets and for 2007 were approximately US$1,772.8 million. Our capital expenditures in 2009 will mainly consist of maintenance expenditures, with the exception of rollover of network in Cambodia and necessary investments to meet 3G license capital requirements in Russia. The actual amount of our capital expenditures for 2009 will depend on market development and our performance.

On April 24, 2009, the Board of Directors of the Company has decided unanimously to recommend to the Annual General Shareholders meeting that the Company not pay dividends on its common stock based on 2008 results.

We anticipate that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future (including with respect to any possible acquisitions) will come from:

•	cash currently held by our company;

•	operating cash flows;

•	Export Credit Agency guaranteed financing;

•	borrowings under bank financings, including credit lines currently available to us;

•	syndicated loan facilities; and

•	debt financings from Russian and international capital markets.

We believe that funds from a number of these sources, coupled with cash on hand, will be sufficient to meet our projected capital requirements for the next 12 months.

We expect positive cash flows from operations will continue to provide us with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, or ECAs, the financial position of international and Russian banks, the willingness of international banks to lend to Russian companies and the liquidity of international and Russian capital markets. The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU. For the risks associated with our ability to meet our financing needs, see the section of our Annual Report on Form 20-F for the year ended December 31, 2008 entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We anticipate that we will need additional capital and we may not be able to raise it.”

Contractual Obligations

As of December 31, 2008, we had the following contractual obligations, including long-term debt arrangements, equipment financing, capital leases, and commitments for future payments under non-cancelable lease arrangements and purchase obligations. We expect to meet our payment requirements under these obligations with cash flows from our operations and other financing arrangements. Subsequent to December 31, 2008, there have been a number of additional changes in certain of our outstanding indebtedness. For more information regarding these changes, see “—Financing activities—2009.”

	Payments due by period (in millions of U.S. dollars)(1)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations(2)
Long-term debt(3)	8,225.4	1,819.8	3,401.8	1,391.9	1,611.9
Equipment financing	216.5	88.7	91.9	30.7	5.2
Capital lease obligations	1.2	0.8	0.4	—	—
Non-cancelable lease obligations	201.1	86.0	28.2	21.5	65.3
Purchase obligations(4)	173.1	83.6	88.5	0.2	0.9
Other long-term liabilities	6.8	4.1	2.7	—	—
Total	8,824.1	2,083.0	3,613.5	1,444.3	1,683.3

(1)	Amounts include interest.
(2)	Debt payments could be accelerated upon violation of debt covenants.

(3)	Includes loans from UBS (Luxembourg) S.A. and VIP Finance Ireland Ltd. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A. and VIP Finance Ireland Ltd., respectively).
(4)	Purchase obligations primarily include our material contractual legal obligations for the future purchase of equipment and services. On August 13, 2008 the Company entered into an agreement with Apple Sales International (“Apple”) to purchase 1.5 million iPhone handsets under the quarterly purchase installments over a two year period beginning with commercial launch in the fourth quarter 2008. The Company made 12% of its quarterly purchase installment of iPhones in 2008 but did not purchase the iPhone handsets in the first quarter of 2009. The amounts do not include our obligation to purchase iPhones under our agreement with Apple as we are unable to estimate the amount of such obligation.

Basis of Presentation of Financial Results

We maintain our records and prepare our statutory financial statements in accordance with Russian accounting principles and tax legislation and in accordance with U.S. GAAP. Our subsidiaries outside of Russia record and prepare their statutory financial statements in accordance with local accounting principles and tax legislation and in accordance with U.S. GAAP. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. They differ from our financial statements issued for statutory purposes. The principal differences relate to:

•	revenue recognition;

•	recognition of interest expense and other operating expenses;

•	valuation and depreciation of property and equipment;

•	foreign currency translation;

•	deferred income taxes;

•	capitalization and amortization of telephone line capacity;

•	valuation allowances for unrecoverable assets;

•	stock based compensations;

•	business combinations; and

•	consolidation and accounting for subsidiaries.

Our company’s consolidated financial statements set forth elsewhere in this Exhibit to our Report of Foreign Private Issuer on Form 6-K include the accounts of our company and our consolidated subsidiaries. All inter-company accounts and transactions have been eliminated. We have used the equity method of accounting for companies in which our company has significant influence. Generally, this represents voting stock ownership of at least 20.0% and not more than 50.0%.

We and our subsidiaries paid taxes computed on income reported for local statutory tax purposes. We based this computation on local statutory tax rules, which differ substantially from U.S. GAAP. Certain items that are capitalized under U.S. GAAP are recognized under local statutory accounting principles as an expense in the year paid. In contrast, numerous expenses reported in the financial statements prepared under U.S. GAAP are not tax deductible under local legislation. As a consequence, our effective tax charge was different under local tax rules and under U.S. GAAP.

Certain Factors Affecting our Financial Position and Results of Operations

Our financial position and results of operations as reflected in our consolidated financial statements included elsewhere in this Exhibit to our Report of Foreign Private Issuer on Form 6-K have been influenced by the following additional factors:

Inflation

Russia has experienced periods of high levels of inflation since the early 1990s. In 2006, we introduced a number of Russian ruble denominated tariff plans, which could expose us to additional inflationary risk. Please also see the section of our Annual Report on Form 20-F for the year ended December 31, 2008 entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Sustained periods of high inflation may materially adversely affect our business.” Inflation affects the purchasing power of our mass market subscribers. For the years ended December 31, 2008, 2007 and 2006, Russia’s inflation rates were 13.3%, 11.9% and 9.0%. For the year ended December 31, 2008, inflation rates in Ukraine, Kazakhstan, Uzbekistan and Armenia were 22.3%, 9.5%, 7.8% and 5.5% respectively.

Foreign Currency Translation

Russia. Until June 30, 2006, the functional currency of a substantial majority of our operations was the U.S. dollar because the majority of our revenues, costs, property and equipment purchased, debt and trade liabilities were either priced, incurred, payable or otherwise measured in U.S. dollars. During the second quarter of 2006, we announced the introduction of a fixed exchange rate for subscriber’s payments which are denominated in U.S. dollars or unit equivalents. The exchange rate was fixed at 28.7 Russian rubles to 1 unit. The change to a fixed exchange rate was effective for prepaid subscribers from June 1, 2006 and for other subscribers from July 1, 2006. We retain the right to amend the fixed exchange rate at our discretion. While this change was partially implemented during the second quarter of 2006, the primary economic impact from this policy change was realized in the third quarter of 2006. Accordingly, we changed our functional currency from U.S. dollars to Russian rubles beginning July 1, 2006. Pursuant to the provisions of U.S. Statement of Financial Accounting Standards, or SFAS, No. 52, “Foreign Currency Translation,” previously issued financial statements should not be restated, and the change in functional currency should be reported prospectively. The impact of the change in functional currency on the financial statements was an increase in the opening translated carrying values of the following non-monetary assets and liabilities as of July 1, 2006 (in thousands of U.S. dollars):

Property and equipment, net	242,169
Software, net	30,350
Telecommunications licenses and allocations of frequencies, net	21,206
Goodwill	11,856
Other non-current assets	4,862
Other	7,786
Deferred taxes	(12,529)

Total	305,700

This increase in the opening carrying amount of non-monetary assets and liabilities has been reflected in shareholder’s equity as part of other comprehensive income.

We have retained the U.S. dollar as our reporting currency. Therefore, the financial statements, after the change of the functional currency date, were translated into the reporting currency in accordance with SFAS No. 52 using the current rate method. On December 31, 2008, 2007 and 2006, the official Russian ruble-U.S. dollar exchange rate was 29.3804 Russian rubles per U.S. dollar, 24.5462 Russian rubles per U.S. dollar and 26.3311 Russian rubles per U.S. dollar, respectively. During the first quarter of 2009 Russian ruble has devalued more than 15.0% against U.S. dollar due to financial crisis.

We have implemented a number of risk management activities to minimize currency risk and exposure in Russia and certain of the other countries in which we operate. For information regarding these risk management activities, see the section of our Annual Report on Form 20-F for the year ended December 31, 2008 entitled “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

Kazakhstan. The national currency of the Republic of Kazakhstan is the Kazakh tenge. Management has determined KaR-Tel’s functional currency to be the Kazakh tenge as it reflects the economic substance of the underlying events and circumstances of the company. The Kazakh tenge is not a convertible currency outside Kazakhstan. The Kazakh tenge has seen a steady appreciation against the U.S. dollar since 2003, but during the first quarter of 2009 the Kazakh tenge has devalued more than 25.0% due to financial crisis. At December 31, 2008 and 2007 the official Kazakh tenge-U.S. dollar exchange rate was 120.77 and 120.55 tenges, respectively, per U.S. dollar.

Ukraine. The national currency of the Ukraine is the Ukrainian hryvnia. Management has determined URS’s functional currency to be the Ukrainian hryvnia as it reflects the economic substance of the underlying events and circumstances of the company. The Ukrainian hryvnia is not a convertible currency outside Ukraine. At December 31, 2008 and December 31, 2007, the official Ukrainian hryvnia-U.S. dollar exchange rate was 7.70 and 5.05 per U.S. dollar, respectively.

Tajikistan. The national currency of the Tajikistan is the Tajik somoni. Management has determined Tacom’s functional currency to be the U.S. dollar as it reflects the economic substance of the underlying events and circumstances of the company. The Tajik somoni is not a convertible currency outside Tajikistan. At December 31, 2008, the official Tajik somoni-U.S. dollar exchange rate was 3.4519 per U.S. dollar. At December 31, 2007, the official Tajik somoni-U.S. dollar exchange rate was 3.4645 per U.S. dollar.

Uzbekistan. The national currency of the Uzbekistan is the Uzbek sum. Management has determined Unitel’s functional currency to be the U.S. dollars as it reflects the economic substance of the underlying events and circumstances of the company. The Uzbek sum is not a convertible currency outside Uzbekistan. At December 31, 2008 the official Uzbek sum-U.S. dollar exchange rate was 1,393.00 per U.S. dollar. At December 31, 2007 the official Uzbek sum-U.S. dollar exchange rate was 1,290.00 per U.S. dollar.

Armenia. The national currency of the Republic of Armenia is the Armenian dram. Management has determined Armentel’s functional currency to be the Armenian dram as it reflects the economic substance of the underlying events and circumstances of the company. The Armenian dram is not a convertible currency outside Armenia. At December 31, 2008 the official Armenian dram-U.S. dollar exchange rate was 306.73 drams per U.S. dollar. At December 31, 2007 the official Armenian dram-U.S. dollar exchange rate was 304.57 drams per U.S. dollar. During the first quarter of 2009 Armenian dram has devaluated more than 20% against U.S. dollar due to financial crisis.

Georgia. The national currency of the Republic of Georgia is the Georgian lari. Management has determined Mobitel’s functional currency to be the Georgian lari as it reflects the economic substance of the underlying events and circumstances of the company. The Georgian lari is not a convertible currency outside Georgia. At December 31, 2008 the official Georgian lari-U.S. dollar exchange rate was 1.6670 per U.S. dollar. At December 31, 2007 the official Georgian lari-U.S. dollar exchange rate was 1.5916 per U.S. dollar.

Conversion of foreign currencies which are not convertible outside the applicable country to U.S. dollars or other foreign currency should not be construed as a representation that such currency amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual amounts may differ from these estimates. The following critical accounting policies require significant judgments, assumptions and estimates and should be read in conjunction with our consolidated financial statements included elsewhere in this Exhibit to our Report of Foreign Private Issuer on Form 6-K.

In an effort to more accurately reflect the underlying operational performance the Company decided to change the reporting currency to the Russian ruble, which is the functional currency of core market operations. The changes become effective starting from the first quarter of 2009.

Revenue Recognition

We earn service revenues for usage of our cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect fees from other mobile and fixed-line operators, roaming charges and charges for value added services. Interconnect revenue include revenues from mobile and fixed-line operators that was earned from the services rendered for traffic termination from other operators. Roaming revenues include revenues from our customers who roam outside their selected home coverage area and revenues from other mobile carriers for roaming by their customers on our network. Value added services include SMS, MMS, caller number identification, voice mail, call waiting, data transmission, mobile Internet, music downloads and other services. The cost of content revenue relating to VAS is presented net of related costs when the Company acts as an agent of the content providers. Generally, these features generate additional revenues through monthly subscription fees or increased mobile usage through utilization of the features. Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. Prepaid cards, used as a method of cash collection, are accounted as customer advances for future services. Prepaid cards do not have expiration dates but are subject to statutory expiration periods, and unused balances are added to service revenue when cards expire. Also we use E-commerce systems, retail offices and agent locations as channels for receiving customer payments. Revenue from Internet services is measured primarily by the time spent by subscribers online using Internet services. Revenue from service contracts is accounted for when the services are provided. Payments from customers for equipment are not recognized as revenue until installation and testing are completed and accepted by the customer. Domestic Long Distance/International Long Distance (“DLD/ILD”) and zonal revenues are recorded gross or net depending on the contractual arrangements with the end-users. We recognize DLD/ILD and zonal revenues from local operators net of payments to these operators for interconnection and agency fees when local operators establish end-user tariffs and assume credit risk. Revenues are stated net of value-added tax and sales tax charged to customers.

Our billing cycles’ cut-off times require us to estimate the amount of service revenue earned but not yet billed at the end of each accounting period. We estimate our unbilled service revenue by reviewing the amounts subsequently billed and estimating the amounts relating to the previous accounting period based on the number of days covered by invoices and other relevant factors. Actual service revenues could be greater or lower than the amounts estimated due to the different usage of airtime in different days. We have analyzed the potential differences and believe that historically they have not been material.

In line with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements,” we defer telecommunications connection fees. Deferred revenues are subsequently recognized over the estimated average customer lives under tariff plans, which provide for payment of connection fees and which are periodically reassessed by us, and such reassessment may impact our future operating results.

Long Lived Assets and Impairments

We state our property and equipment at historical cost. We depreciate our telecommunications equipment, including equipment acquired under capital leases, using the straight-line method over its estimated useful life of seven to nine years or the lease term, whichever is shorter. Fixed-line telecommunication equipment is depreciated using the straight-line method over its estimated useful life from three to twelve years. We depreciate capitalized leasehold improvement expenses for base station positions using the straight-line method over the estimated useful life of seven years, or the lease term, whichever is shorter. We depreciate buildings using the straight-line method over estimated useful lives of twenty years. Office and measuring equipment, vehicles and furniture are depreciated using the straightline method over estimated useful lives ranging from five to ten years. The actual economic lives may be different than our estimated useful lives, thereby resulting in different carrying value of our property and equipment. Changes in technology, our intended use of property and equipment or issues related to our ability to operate in an area due to licensing problems may cause the estimated useful lives or the value of these assets to change. We perform periodic internal studies to confirm the appropriateness of the estimated useful economic lives of our property and equipment. These studies could result in a change in the depreciable lives of our property and equipment and, therefore, our depreciation expense in future periods.

We account for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment tests require estimates in respect of the grouping of long-lived assets. We test long-lived assets for impairment when there are indicators of impairment, such as: significant decrease in the market prices of long-lived assets, significant adverse change in the extent or manner in which long-lived assets are being used or in their physical condition, significant adverse change in legal factors or in the business climate that could affect the value of a long-lived assets, including an adverse action or assessment by a regulator, etc. The determination of whether there are impairment indicators requires judgment on our behalf. The use of different assumptions in our estimated future cash flows when determining whether the assets are impaired may result in additional impairment charge.

Goodwill and Intangible Assets

Intangible assets consist primarily of telecommunication licenses, customer relationships, telephone line capacity, goodwill and other intangible assets. VimpelCom capitalizes payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over ten years. Telecommunication licenses are amortized on a straight-line basis within the estimated useful lives determined based on the management estimation of future economic benefits from these licenses. Customer relationships are amortized using pattern of consumption of economic benefit associated with them. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to ten years.

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations and is not amortized. VimpelCom has acquired identifiable intangible assets through its acquisition of interests in various enterprises. The cost of acquired entities at the date of acquisition is allocated to identifiable assets and the excess of the total purchase price over the amount assigned to identifiable assets is recorded as goodwill.

The actual economic lives of intangible assets may be different than our estimated useful lives, thereby resulting in a different carrying value of our intangible assets with finite lives. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we continue to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. These evaluations could result in a change in the amortizable lives of our intangible assets with finite lives and, therefore, our amortization expense in future periods. Historically we have had no material changes in estimated useful lives of our intangible assets.

In accordance with SFAS No. 142, we test goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of our business or other factors.

Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of each of the Company’s eight geographic reporting units to its carrying amount, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit using a combination of a discounted cash flow (“DCF”) analysis and a market-based approach. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows, as well as relevant comparable company earnings multiples for the market-based approach. The cash flows employed in the DCF analyses are based on the Company’s most recent budget and, for years beyond the budget, the Company’s estimates, which are based on assumed growth rates. The discount rates used in the DCF analyses are intended to reflect the risks inherent in the future cash flows of the respective reporting units. In addition, the market-based approach utilizes comparable company public trading values, research analyst estimates and, where available, values observed in private market transactions. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its goodwill carrying amount to measure the amount of impairment, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment is recognized in an amount equal to that excess.

Allowance for Doubtful Accounts

The allowance estimation process requires management to make assumptions based on historical results, future expectations, the economic and competitive environment, and other relevant factors. Allowances for doubtful accounts receivable are maintained based on historical payment patterns, aging of accounts receivable and actual collection history. We maintain allowances for doubtful accounts for estimated losses from our subscribers’ inability to make payments that they owe us. In order to estimate the appropriate level of this allowance, we analyze historical bad debts and changes in our customer payment patterns. If the financial condition of our subscribers were to deteriorate and to impair their ability to make payments to us, additional allowances might be required in future periods. Changes to allowances may be required if the financial condition of our customers improves or deteriorates or if we adjust our credit standards for new customers, thereby resulting in collection patterns that differ from historical experience.

Valuation Allowance for Deferred Tax Assets

We record valuation allowances related to tax effects of deductible temporary differences and loss carry forwards when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income, reversals of the various taxable temporary differences and the consideration of any available tax planning strategies. Each of these approaches to estimating future taxable income includes substantial judgment and assumptions related to, among other things, our expected levels of future taxable profits, the timing pattern of reversing future taxable differences and our abilities to actually implement a tax planning strategy. As of December 31, 2008, our deferred tax asset amounted to US$98.8 million net of allowance of US$74.7 million.

Business Combinations

We have entered into certain acquisitions in the past and may make additional acquisitions in the future. Our financial statements are impacted by the manner in which we allocate the purchase price in a business combination, as assets that are considered to be wasting will reduce future operating results, whereas goodwill and certain other intangible assets are of a non-amortizing nature, therefore there is no income statement impact.

As part of our purchase price allocation, it is necessary to develop the appropriate purchase price paid, which includes the fair value of securities issued and any contingent consideration. In general, we do not issue securities for our acquisitions. After the purchase price is established, we have to allocate that to the underlying assets acquired and liabilities assumed, therefore assets and liabilities that are not originally reflected in the acquired entity need to be assessed and valued. This process requires significant judgment on our part as to what those assets and liabilities are and how they should be valued. The valuation of the individual assets, in particular intangible assets related to assets such as customer intangibles, brands, etc., require us to make significant assumptions, including, among others, the expected future cash flows, the appropriate interest rate to value those cash flows and expected future customer churn rates. All of these factors, which are generally developed in conjunction with the guidance and input of professional valuation specialists, require judgment and estimates. A change in any of these estimates or judgments could change the amount of the purchase price to be allocated to the particular asset or liability. The resulting change in the purchase price allocation to a non-goodwill asset or liability has a direct impact on the residual amount of the purchase price that cannot be allocated, referred to as “goodwill.”

Stock-based Compensation

As of January 1, 2006 we adopted SFAS No. 123 (revised 2004) Share Based Payment, or SFAS No. 123R, which is a revision of SFAS No. 123 and SFAS No. 95, Statement of Cash Flows. Under SFAS No. 123R companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments.

The assessment of the fair value of a stock-based compensation award requires us to use a significant amount of judgment as it relates to the variables used in the valuation model. Historically, we have used the Black Scholes option pricing model. The Black Scholes model requires us to estimate the expected volatility, life of the options, risk free rate and our expected dividend yield. Modifications to one or more of these inputs could change the fair value of the option, which in turn would change our reported stock-based compensation expense and our estimated liability to settle these options.

On December 24, 2008 we modified our stock-based compensation program to satisfy equity classification requirements. The modification was applied to all the options outstanding as of modification date. In determination of fair value we considered historical data on estimated life of the options, forfeiture rates and volatility since from employee’s standpoint no changes to the amount of award were proposed. The historical stock based compensation provision accrued at the modification date in the amount of US$12.0 million was reclassified from liability to equity and no gain or loss was recognized as of the modification date.

Recent Accounting Pronouncements

In September 2006, the FASB issued FASB statement No. 157, or SFAS No. 157, Fair Value Measurements. The standard provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS 157 for financial assets and liabilities on January 1, 2008 and the adoption of SFAS No. 157 did not have a material impact on our results of operations or financial position.

In February 2007, the FASB issued FASB statement No. 159, or SFAS No. 159, The Fair Value Option for Financial Assets or Financial Liabilities. The standard permits entities to choose to measure many financial instruments and certain other items at fair value. The statement is expected to expand the use of fair value measurement. SFAS No. 159 shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007 but earlier adoption is allowed under certain conditions. The adoption of SFAS No. 159 did not have a material impact on our results of operations or financial position.

In December 4, 2007, the FASB issued SFAS No. 141(R), Business Combinations. This new standard will significantly change the financial accounting and reporting of business combination transactions in consolidated financial statements. We are required to adopt SFAS No. 141(R) on January 1, 2009, and early adoption and retroactive application are prohibited. Under SFAS 141(R), acquisition related costs should not be capitalized any longer but expensed as incurred. As of December 31, 2008, we have written off such expenses related to potential acquisitions in the amount of US$17.7 million.

In June 2007, the Emerging Issues Task Force reached a consensus on EITF Issue No. 06-11, or EITF No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards. EITF No. 06-11 provides that companies are required to recognize the tax benefits of dividends on unvested share-based payments in equity and reclassify those tax benefits from additional paid-in capital to the income statement when the related award is forfeited (or is no longer expected to vest). The Issue is effective for dividends declared in fiscal years beginning after December 15, 2007. The impact of adopting EITF Issue No. 06-11 is not expected to have a material impact on our results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This standard amends and expands the disclosure requirements of SFAS No. 133 and requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. We have not yet determined the effect the adoption of SFAS No. 161 will have on our consolidated financial statements.

On December 4, 2007, the FASB issued SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment to ARB No. 51. This new standard significantly changes the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. Under SFAS No. 160, noncontrolling interest in a consolidated subsidiary should be displayed in the consolidated statement of financial position as a separate component of equity. Losses attributable to the parent and the noncontrolling interest in a subsidiary should be attributed to that interest, even if that attribution results in a deficit noncontrolling interest balance. On January 1, 2009, we adopted SFAS No. 160 and, accordingly, have retrospectively changed the classification and presentation of noncontrolling interest in our consolidated financial statements for all periods presented, which we previously referred to as minority interest, as required. As a result of the implementation of SFAS No. 160, US$221.0 million and US$288.4 million relating to noncontrolling interests as of December 31, 2008 and December 31, 2007, respectively, have been reclassified from minority interest in liabilities to noncontrolling interests within equity. Also, cash outflows from purchase of minority interest in consolidated subsidiaries in the amount of US$992.8 million were reclassified from investing activities to financing activities in our Consolidated Statement of Cash Flows for the year ended December 31, 2008.

Related Party Transactions

We have entered into transactions with related parties and affiliates. Please see the section of our Annual Report on Form 20-F for the year ended December 31, 2008 entitled “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

ITEM 18.	Financial Statements

INDEX TO FINANCIAL STATEMENTS OF

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Open Joint Stock Company “Vimpel-Communications”

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and accumulated other comprehensive income and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of VimpelCom’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VimpelCom at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2, the consolidated financial statements have been retrospectively adjusted for the adoption of Financial Accounting Standards Board (FASB) Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, which became effective for VimpelCom on January 1, 2009. Also, as discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, VimpelCom adopted FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), VimpelCom’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 6, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLC

Moscow, Russia

May 6, 2009, except for the adoption of SFAS No. 160 as described in Note 2, as to which the date is December 4, 2009

Open Joint Stock Company “Vimpel-Communications”

Consolidated Balance Sheets

(as adjusted)

	December 31,
	2008	2007
	(In thousands of US dollars, except share amounts)
Assets
Current assets:
Cash and cash equivalents (Note 4)	$914,683	$1,003,711
Trade accounts receivable, net of allowance for doubtful accounts (Note 16)	475,667	281,396
Inventory (Note 11)	142,649	58,838
Deferred income taxes (Note 15)	82,788	98,407
Input value added tax	182,045	112,273
Due from related parties (Note 17)	168,196	5,405
Other current assets (Note 12)	440,479	166,887

Total current assets	2,406,507	1,726,917

Property and equipment, net (Note 6)	6,425,873	5,497,819
Telecommunications licenses, net (Note 7)	764,783	915,211
Goodwill (Note 8)	3,476,942	1,039,816
Other intangible assets, net (Note 7)	882,830	262,502
Software, net (Note 9)	549,166	622,815
Investments in associates (Note 10)	493,550	5,908
Other assets (Note 12)	725,502	497,896

Total assets	$15,725,153	$10,568,884

Liabilities and equity
Current liabilities:
Accounts payable	$896,112	$697,816
Due to employees	105,795	81,118
Due to related parties (Note 17)	7,492	2,773
Accrued liabilities (Note 12)	288,755	186,114
Taxes payable	152,189	81,757
Customer advances, net of VAT	425,181	386,883
Customer deposits	29,557	36,728
Short-term debt (Note 13)	1,909,221	526,512

Total current liabilities	3,814,302	1,999,701

Deferred income taxes (Note 15)	644,475	576,276

Long-term debt (Note 13)	6,533,705	2,240,097
Other non-current liabilities (Note 12)	122,825	52,614

Commitments, contingencies and uncertainties (Note 21)	—	—

Equity (Note 14):
Convertible voting preferred stock (.005 roubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding	—	—
Common stock (.005 roubles nominal value per share), 90,000,000 shares authorized; 51,281,022 shares issued (December 31, 2007: 51,281,022); 50,617,408 shares outstanding (December 31, 2007: 50,776,840)	92	92
Additional paid-in capital	1,445,426	1,413,403
Retained earnings	3,271,878	3,327,716
Accumulated other comprehensive income (loss)	(88,941)	801,243
Treasury stock, at cost, 663,614 shares of common stock (December 31, 2007: 504,182)	(239,649)	(130,668)

Total VimpelCom shareholders’ equity	4,388,806	5,411,786

Noncontrolling interest	221,040	288,410

Total equity	4,609,846	5,700,196

Total liabilities and equity	$15,725,153	$10,568,884

The accompanying notes are an integral part of these consolidated financial statements.

Open Joint Stock Company “Vimpel-Communications”

Consolidated Statements of Income

(as adjusted)

	Years ended December 31,
	2008	2007	2006
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues	$9,999,850	$7,161,833	$4,847,661
Sales of equipment and accessories	107,946	6,519	19,265
Other revenues	17,190	6,528	2,931

Total operating revenues	10,124,986	7,174,880	4,869,857

Revenue based tax	(8,054)	(3,782)	(1,879)

Net operating revenues	10,116,932	7,171,098	4,867,978

Operating expenses:
Service costs	2,262,570	1,309,287	872,388
Cost of equipment and accessories	101,282	5,827	18,344
Selling, general and administrative expenses	2,838,508	2,206,322	1,503,615
Depreciation	1,520,184	1,171,834	874,618
Amortization	360,980	218,719	179,846
Impairment loss (Note 8)	442,747	—	—
Provision for doubtful accounts	54,711	52,919	21,848

Total operating expenses	7,580,982	4,964,908	3,470,659

Operating income	2,535,950	2,206,190	1,397,319

Other income and expenses:
Interest income	71,618	33,021	15,471
Net foreign exchange (loss)/gain	(1,142,276)	72,955	24,596
Interest expense	(495,634)	(194,839)	(186,404)
Equity in net loss of associates	(61,020)	(211)	—
Other (expenses)/income, net	(17,404)	3,240	(38,844)

Total other income and expenses	(1,644,716)	(85,834)	(185,181)

Income before income taxes and cumulative effect of change in accounting principle	891,234	2,120,356	1,212,138

Income tax expense (Note 15)	303,934	593,928	390,663

Income before cumulative effect of change in accounting principle	587,300	1,526,428	821,475

Cumulative effect of change in accounting principle (Note 2)	—	—	(1,882)

Net income	587,300	1,526,428	819,593

Net income attributable to the noncontrolling interest	62,966	63,722	8,104

Net income attributable to VimpelCom	$524,334	$1,462,706	$811,489

Open Joint Stock Company “Vimpel-Communications”

Consolidated Statements of Income (continued)

	Years ended December 31,
	2008	2007	2006
	(In thousands of US dollars, except per share (ADS) amounts)
Basic EPS:
Income before cumulative effect of change in accounting principle attributable to VimpelCom	$10.34	$28.78	$15.98
Cumulative effect of changes in accounting principle attributable to VimpelCom	—	—	0.04

Net income attributable to VimpelCom per common share	$10.34	$28.78	$15.94

Weighted average common shares outstanding	50,700	50,818	50,911

Income before cumulative effect of change in accounting principle attributable to VimpelCom per ADS equivalent (Note 18)	$0.52	$1.44	$0.80
Cumulative effect of changes in accounting principle attributable to VimpelCom	—	—	—

Net income attributable to VimpelCom per ADS equivalent (Note 18)	$0.52	$1.44	$0.8

Diluted EPS:
Income before cumulative effect of change in accounting principle attributable to VimpelCom	$10.34	$28.78	$15.97
Cumulative effect of changes in accounting principle attributable to VimpelCom	—	—	0.04

Net income attributable to VimpelCom per common share	$10.34	$28.78	$15.93

Weighted average diluted shares (Note 18)	50,703	50,818	50,947

Income before cumulative effect of change in accounting principle attributable to VimpelCom per ADS equivalent (Note 18)	$0.52	$1.44	$0.79
Cumulative effect of changes in accounting principle attributable to VimpelCom	—	—	—

Net income attributable to VimpelCom per ADS equivalent (Note 18)	$0.52	$1.44	$0.79

Dividends per share	$11.46	$6.47	$—
Dividends per ADS equivalent (Note 14)	$0.57	$0.32	$—

The accompanying notes are an integral part of these consolidated financial statements.

Open Joint Stock Company “Vimpel-Communications”

Consolidated Statements of Equity and

Accumulated Other Comprehensive Income

(as adjusted)

Years ended December 31, 2008, 2007 and 2006

	Common Stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Noncontrolling interest	Total
	Shares	Amount
	(In thousands of US dollars, except shares)
Balances at December 31, 2005	51,281,022	$92	$1,370,654	$1,384,224	$6,536	$(20,957)	$188,626	$2,929,175

Sale of treasury stock – 49,407 shares	—	—	11,868	—	—	987		12,855
Purchase of treasury stock – 200,000 shares (Note 14)	—	—	—	—	—	(38,535)		(38,535)

Acquisition of noncontrolling interests							51,328	51,328

Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	110,852	—	9,801	120,653
Change in functional currency (Note 2)	—	—	—	—	305,700	—		305,700
Net income	—	—	—	811,489	—	—	8,104	819,593
Total accumulated comprehensive income	—	—	—	811,489	416,552	—	17,905	1,245,946

Balances at December 31, 2006	51,281,022	92	1,382,522	2,195,713	423,088	(58,505)	257,859	4,200,769

Sale of treasury stock – 100,113 shares	—	—	30,881	—	—	8,906		39,787
Purchase of treasury stock – 200,000 shares (Note 14)	—	—	—	—	—	(81,069)		(81,069)
Dividends declared	—	—	—	(326,595)	—	—		(326,595)
Adoption of FIN 48 (Note 15)	—	—	—	(4,108)	—	—	(4,092)	(8,200)
Acquisition of noncontrolling interests							(41,465)	(41,465)
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	378,155	—	12,386	390,541
Net income	—	—	—	1,462,706	—	—	63,722	1,526,428
Total accumulated comprehensive income	—	—	—	1,462,706	378,155	—	76,108	1,916,969

Balances at December 31, 2007	51,281,022	92	1,413,403	3,327,716	801,243	(130,668)	288,410	5,700,196

Sale of treasury stock – 40,568 shares	—	—	19,993	—	—	5,495		25,488
Purchase of treasury stock – 200,000 shares (Note 14)	—	—	—	—	—	(114,476)		(114,476)
Adoption of equity method of stock option plan accounting	—	—	12,030	—	—	—		12,030
Dividends declared	—	—	—	(580,172)	—	—		(580,172)
Acquisition of noncontrolling interests							(106,722)	(106,722)

Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	(890,184)	—	(23,614)	(913,798)
Net income	—	—	—	524,334	—	—	62,966	587,300
Total accumulated comprehensive income (loss)	—	—	—	524,334	(890,184)	—	39,352	(326,498)

Balances at December 31, 2008	51,281,022	$92	$1,445,426	$3,271,878	$(88,941)	$(239,649)	$221,040	$4,609,846

The accompanying notes are an integral part of these consolidated financial statements

Open Joint Stock Company “Vimpel-Communications”

Consolidated Statements of Cash Flows (as adjusted)

	Years ended December 31,
	2008	2007	2006
	(In thousands of US dollars)

Operating activities
Net income	$587,300	$1,526,428	$819,593
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,520,184	1,171,834	874,618
Amortization	360,980	218,719	179,846
Impairment loss	442,747	—	—
Loss from associates	61,020	—	—
Provision for deferred taxes (Note 15)	(92,654)	32,858	60,143
Loss (gain) on foreign currency translation	1,142,276	(72,955)	(24,596)
Provision for doubtful accounts	54,711	52,919	21,848
Stock-based compensation (gain)/expense	(121,890)	171,242	44,317
Other adjustments	(5,078)	—	937
Changes in operating assets and liabilities:
Trade accounts receivable	(240,629)	(333)	(148,321)
Inventory	(90,221)	(3,021)	15,432
Input value added tax	(103,941)	45,383	67,337
Other current assets	(415,735)	(351)	(103,377)
Accounts payable	281,725	(157,901)	211,735
Customer advances and deposits	75,098	85,135	(21,236)
Taxes payable and accrued liabilities	(34,035)	(32,267)	(27,008)

Net cash provided by operating activities	3,421,858	3,037,690	1,971,268

Investing activities
Purchases of property and equipment	(2,002,452)	(1,238,305)	(1,265,549)
Purchases of intangible assets	(75,012)	(73,814)	(31,408)
Purchases of software	(313,652)	(293,956)	(249,729)
Acquisition of subsidiaries, net of cash acquired	(4,134,609)	(301,355)	(679,765)
Investments in associates	(491,265)	—	—
Exercise of escrow cash deposit	200,170	(200,170)	—
Loan granted	(350,000)	—	—
Short-term deposits	43,179	(42,356)	—
Purchases of other assets, net	(53,575)	(84,596)	(60,540)

Net cash used in investing activities	(7,177,216)	(2,234,552)	(2,286,991)

Financing activities
Proceeds from bank and other loans	6,209,392	666,348	925,183
Proceeds from sale of treasury stock	25,488	39,787	12,855
Repayments of bank and other loans	(721,222)	(365,657)	(374,789)
Payments of fees in respect of debt issues	(68,159)	(14,380)	(48,175)
Repayment of equipment financing obligations	—	(106,888)	(72,874)
Payment of dividends	(587,302)	(331,885)	—
Purchase of treasury stock	(114,476)	(81,069)	(38,535)
Purchase of minority interest in consolidated subsidiaries	(992,825)	—	—

Net cash provided by/(used in) financing activities	3,750,896	(193,744)	292,882

Effect of exchange rate changes on cash and cash equivalents	(84,566)	49,823	3,689

Net (decrease)/increase in cash and cash equivalents	(89,028)	659,217	(19,152)
Cash and cash equivalents at beginning of year	1,003,711	344,494	363,646

Cash and cash equivalents at end of year	$914,683	$1,003,711	$344,494

Open Joint Stock Company “Vimpel-Communications”

Consolidated Statements of Cash Flows (continued)

	Years ended December 31,
	2008	2007	2006
	(In thousands of US dollars)
Supplemental cash flow information
Cash paid during the period:
Income tax	$647,597	$601,939	$354,566
Interest	406,020	201,259	188,991

Non-cash activities:
Equipment acquired under financing agreements	2,726	48,514	23,458
Accounts payable for equipment and other long-lived assets	448,218	417,478	249,020
Offset of 2009 Tendered Notes	—	—	232,766
Non–cash discounts from suppliers of equipment	2,464	(5,441)	14,542
Issue of promissory notes	81,660	—	—

Acquisitions (Note 3):
Fair value of assets acquired	2,645,655	84,125	671,997
Fair value of minority interest acquired	206,129	41,636	—
Difference between the amount paid and the fair value of net assets acquired	3,517,062	182,034	268,315
Consideration for the acquisition of subsidiaries	(5,348,180)	(291,928)	(735,500)

Change in fair value of liabilities assumed	$1,020,666	$15,867	$204,812

The accompanying notes are an integral part of these consolidated financial statements.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

1.	Description of Business

Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) was registered in the Russian Federation on September 15, 1992 as a closed joint stock company, re-registered as an open joint stock company on July 28, 1993 and began full-scale commercial operations in June 1994. On November 20, 1996, VimpelCom completed an initial public offering of its common stock on the New York Stock Exchange (“NYSE”) through the issuance of American Depositary Shares (“ADS”). Each ADS currently represents one-twentieth of one share of VimpelCom’s common stock (Note 14).

As of December 31, 2008, 27.3% of VimpelCom’s shares of outstanding common stock were owned by the holders of the ADSs; 33.6% by Telenor East Invest AS (“Telenor”), 3.7% of which were represented by ADSs, according to Telenor’s public filings; 37.0% by Eco Telecom Limited (“Eco Telecom”), according to Eco Telecom’s public filings; and 2.1% by others. As of December 31, 2008, 24.3% of VimpelCom’s shares of voting stock were owned by the holders of VimpelCom’s ADSs; 29.9% by Telenor, 3.3% of which were represented by ADSs, according to Telenor’s public filings; 44.0% by Eco Telecom, according to Eco Telecom’s public filings; and 1.8% by others.

VimpelCom earns revenues by providing voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment and accessories. The Company operates telecommunications services in Russia, Kazakhstan, Ukraine, Armenia, Tajikistan, Uzbekistan and Georgia primarily under the “Beeline” brand name. VimpelCom also has investments in companies in Vietnam and Cambodia, however the operations have not been started there as of December 31, 2008.

2.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

VimpelCom maintains its records and prepares its financial statements in accordance with Russian accounting and tax legislation and accounting principles generally accepted in the United States of America (“US GAAP”). VimpelCom’s foreign subsidiaries maintain their accounting records in accordance with local accounting and tax legislation and US GAAP. The accompanying consolidated financial statements differ from the financial statements issued by the individual companies for statutory purposes. The principal differences relate to: (1) revenue recognition; (2) recognition of interest expense and other operating expenses; (3) valuation and depreciation of property and equipment; (4) foreign currency translation; (5) deferred income taxes; (6) capitalization and amortization of telephone line capacity; (7) valuation allowances for unrecoverable assets; (8) business combinations, (9) consolidation and accounting for subsidiaries, and (10) stock based compensation.

The accompanying financial statements have been presented in US dollars. Amounts are presented in thousands, except for share and per share (ADS) amounts or unless otherwise indicated.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with US GAAP and include VimpelCom and all companies in which VimpelCom directly or indirectly exercises control, which generally means that VimpelCom owns more than 50% of the voting rights in the company. Consolidation is also required when the Company is subject to a majority of the risk of loss or is entitled to receive a majority of the residual returns or both from a variable interest entity’s activities.

All intercompany accounts and transactions within the Company have been eliminated from the consolidated financial statements.

Investments in Associates

Investments in associated companies in which the Company exercises significant influence over the operations and financial policies, but does not control, are reported according to the equity method of accounting. Generally, the Company owns between 20 and 50 percent of such investments.

Business Combinations

VimpelCom accounts for its business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying assets, including intangible assets, and liabilities assumed based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, license and other asset lives and market multiples, among other items. The results of operations of acquired companies are included in the Consolidated Financial Statements from the date of acquisition.

Foreign Currency Translation

Until June 30, 2006 the functional currency of the substantial majority of VimpelCom’s operations was the US dollar because the majority of revenues, costs, property and equipment purchased, debt and trade liabilities were either priced, incurred, payable or otherwise measured in US dollars.

During the second quarter of 2006 VimpelCom announced the introduction of a fixed exchange rate for customers’ payments which are denominated in US Dollars or unit equivalents. The exchange rate was fixed at 28.7 Russian roubles to 1 unit. The change to a fixed exchange rate was effective for prepaid customers from June 1, 2006 and for other customers from July 1, 2006. VimpelCom retained the right to amend the fixed exchange rate at its discretion. While this change was partially implemented during the second quarter of 2006, the primary economic impact from this policy change was realized in the third quarter of 2006. Accordingly, VimpelCom changed its functional currency from US Dollars to Russian roubles beginning July 1, 2006. Pursuant to the provisions of US Statement of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation, previously issued financial statements should not be restated, and the change in functional currency should be reported prospectively. The impact of the change in functional currency on the financial statements was an increase in the opening translated carrying values of the following non-monetary assets and liabilities as of July 1, 2006:

Property and equipment, net	242,169
Software, net	30,350
Telecommunications licenses and allocations of frequencies, net	21,206
Goodwill	11,856
Other non-current assets	4,862
Other	7,786
Deferred taxes	(12,529)

Total	305,700

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Foreign Currency Translation (continued)

This increase in the opening carrying amount of non-monetary assets and liabilities has been reflected in shareholder’s equity as part of accumulated other comprehensive income.

VimpelCom has retained the US dollar as its reporting currency. Therefore, the accompanying financial statements, after the change of the functional currency date, were translated into the reporting currency in accordance with SFAS No. 52 using the current rate method. Domestic and certain foreign subsidiaries of VimpelCom have their local currencies as their functional currency, and use the current rate method for translating their financial statements to US dollars.

Under SFAS No. 52 the current rate method assumes that assets and liabilities measured in the functional currency are translated into US dollars at exchange rates prevailing on the balance sheet date; whereas revenues, expenses, gains and losses are translated into US dollars at historical exchange rates prevailing on the transaction dates. VimpelCom translates income statement amounts using the average exchange rates for the period. Translation adjustments resulting from the process of translating financial statements into US dollars are reported in accumulated other comprehensive income, a separate component of shareholders’ equity.

Within the countries that VimpelCom operates, official exchange rates are determined daily by the respective countries’ central bank. Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the respective countries’ central bank.

Local currencies of certain of VimpelCom’s foreign subsidiaries are not fully convertible currencies outside the territories of countries of their operations. The translation of rouble-, tenge-, hryvnia-, somoni-, sum-, dram- and lari-denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that VimpelCom could realize or settle the reported values of these assets and liabilities in US dollars. Likewise, it does not indicate that VimpelCom could return or distribute the reported US dollar value of capital to its shareholders.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Foreign Currency Translation (continued)

Due to the global credit crisis, the local currencies of countries of Company’s operations significantly devaluated against US dollar. According to the provisions of SFAS No. 52, VimpelCom financial statements shall not be adjusted for a rate change that occurs after the date of the financial statements. The rate change and its effect on significant unsettled balances, mainly consisted of total debt of the Company, pertaining to foreign currency transaction, are presented below in the table:

		Exchange rate change as of May 6, 2009 compared to December 31, 2008		Effect of rate change on unsettled balances
		USD	EUR
VimpelCom	Russian Roubles	11.7%	5.8%	666,773
KaR-Tel	Kazakhstan Tenge	24.7%	17.9%	48,461
Armentel	Armenian Dram	21.5%	14.1%	4,124

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates. Accounting polices such as valuation of stock based compensation, business combinations, assessing tangible and intangible asset impairments, and revenue recognition include estimates and assumptions that may have a material impact on the financial statements.

Cash and Cash Equivalents

VimpelCom considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates fair value. Escrow cash is primarily related to cash held in escrow at a financial institution for the collateralization of certain payment obligations that the Company has agreed to assume in the future.

Trade Accounts Receivable and Doubtful Accounts

Accounts receivable are shown at their net realizable value which approximates their fair value. VimpelCom reviews the valuation of accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical data and other relevant factors, such as a change in tariff plans from pre-paid to post-paid.

Inventory

Inventory consists of telephone handsets and accessories for sale, SIM and scratch cards, equipment for sale and others, and is stated at the lower of cost or market. Cost is computed using either the average cost method or a specific identification method.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Input Value Added Tax

Value Added Tax (“VAT”) related to revenues is payable to the tax authorities on an accrual basis based upon invoices issued to customers or cash received. VAT incurred on purchases may be offset, subject to certain restrictions, against VAT related to revenues, or can be reclaimed in cash from the tax authorities under certain circumstances. VAT related to purchase transactions, which will be offset against VAT related to revenues within the following year, is recognized on the balance sheets on a gross basis. As of December 31, 2008, the VAT rate in Russia and Georgia was 18%, in Kazakhstan it was 13%, and in Ukraine, Tajikistan, Uzbekistan, and Armenia it was 20%.

Short Term Investments

Short-term investments represent investments in time deposits, which have original maturities in excess of three months but less than twelve months. These investments are accounted for at cost.

Property and Equipment

Property and equipment is stated at historical cost. The Company depreciates property and equipment assets using the straight-line method, depreciation expense is recognized ratably over the estimated useful life of the asset.

The following categories with the associated useful lives are used:

Mobile telecommunications equipment	7 - 9 years
Fixed line telecommunication equipment	3 -12 years
Fiber-optic equipment	9 -10 years
Buildings and constructions	20 years
Electronic exchange devices	7 years
Office and measuring equipment, vehicles and furniture	5 -10 years

Equipment acquired under capital leases is depreciated using the straight-line method over its estimated useful life or the lease term, whichever is shorter. Capitalized leasehold improvement expenses for base station positions is depreciated using the straight-line method over the estimated useful life of seven years or the lease term, whichever is shorter.

Repair and maintenance costs are expensed as incurred. Interest costs are capitalized with respect to qualifying construction projects, the capitalization period begins when “qualifying expenditures” are made, development activities are underway and interest cost is being incurred.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Telecommunication Licenses, Goodwill and Other Intangible Assets

Intangible assets consist primarily of telecommunication licenses, customer relationships, telephone line capacity, goodwill and other intangible assets. VimpelCom capitalizes payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over ten years. Telecommunication licenses are amortized on a straight-line basis within the estimated useful lives determined based on the management estimation of future economic benefits from these licenses. Customer relationships are amortized using pattern of consumption of economic benefit associated with them. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to ten years.

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations and is not amortized. VimpelCom has acquired identifiable intangible assets through its acquisition of interests in various enterprises. The cost of acquired entities at the date of acquisition is allocated to identifiable assets and the excess of the total purchase price over the amount assigned to identifiable assets is recorded as goodwill.

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, VimpelCom continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. In accordance with SFAS No. 142, VimpelCom tests goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include, but are not limited to, a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Telecommunication Licenses, Goodwill and Other Intangible Assets (continued)

Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of each of the Company’s eight reporting units to its carrying amount, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit using a combination of a discounted cash flow (“DCF”) analysis and a market-based approach. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows, as well as relevant comparable company earnings multiples for the market-based approach. The cash flows employed in the DCF analyses are based on the Company’s most recent budget and, for years beyond the budget, the Company’s estimates, which are based on assumed growth rates. The discount rates used in the DCF analyses are intended to reflect the risks inherent in the future cash flows of the respective reporting units. In addition, the market-based approach utilizes comparable company public trading values, research analyst estimates and, where available, values observed in private market transactions. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its goodwill carrying amount to measure the amount of impairment, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment is recognized in an amount equal to that excess.

Software

Under the provision of Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, VimpelCom capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and VimpelCom management has authorized further funding of the project which it deems probable will be completed and used to perform the function intended. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software development costs are amortized using the straight-line method over the expected life of the asset. Research and development costs in 2008, 2007 and 2006 were US$857, US$382 and US$3,046, respectively.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Long-Lived Assets

VimpelCom accounts for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Impairment indicators that do not result in the actual impairment of the asset may, however, result in modification of the useful economic life to a shorter period.

Accounting for Assets Retirement Obligations

VimpelCom has certain legal obligations related to rented sites for base stations, which fall within the scope of SFAS 143 Accounting for Asset Retirement Obligations. These legal obligations include obligations to remediate leased land on which base stations are located.

The following table summarises the movement in asset retirement obligations for the periods ended December 31, 2008 and December 31, 2007:

	2008	2007
Asset retirement obligations at the beginning of the reporting period	$21,095	$16,774
Liabilities incurred in the current period	6,009	2,887
Accretion expense	1,948	363
Increase as a result of changes in estimates	5,892	—
Foreign currency translation adjustment	(5,227)	1,071

Asset retirement obligations at the end of the reporting period	$29,717	$21,095

The accretion expense was included in depreciation in the accompanying consolidated statement of income.

Fair Value of Financial Instruments

The fair market value of financial instruments, including cash and cash equivalents, derivative financial instruments, which are included in current assets and liabilities, accounts receivable and accounts payable approximates the carrying value of these items due to the short term nature of these amounts.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

As of December 31, 2008, the fair value of variable rate debt approximates its carrying value. The fair value of fixed rate long term bank loans (based on future cash flows discounted at current market rates) was as follows at December 31:

	2008		2007
	Carrying value	Fair value	Carrying value	Fair value
Eurobonds	$2,000,000	$1,262,770	$—	$—
UBS (Luxemburg) S. A.	1,417,234	1,079,265	1,417,234	1,452,926
Sberbank	829,230	836,340	309,337	309,880
Ruble Bonds	340,363	320,337	—	—

The fair value of bank financing and equipment financing contracts not included in the table above approximates carrying value (Note 13).

Derivative Instruments and Hedging Activities

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires companies to recognize all of their derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company has not designated any of its derivative contracts as hedges, therefore all hedging instruments have been recorded at fair value and changes in these fair values reflected in the accompanying statements of income.

Revenue Recognition

VimpelCom earns service revenues for usage of its cellular system, which includes airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services (“VAS”). Interconnect revenue is generated when the Company receives traffic from the mobile or fixed subscribers of other operators and that traffic terminates on the VimpelCom network. Roaming revenues include revenues from VimpelCom customers who roam outside their selected home coverage area and revenues from other wireless carriers for roaming by their customers on VimpelCom’s network. VAS includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, voice mail, call waiting and data transmission, mobile Internet, music downloads and other services. The cost of content revenue relating to VAS is presented net of related costs when the Company acts as an agent of the content providers. VimpelCom charges subscribers a fixed monthly fee for the use of the service, which is recognized as revenue in the respective month.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Revenue Recognition (continued)

Service revenue is generally recognized when the services (including VAS and roaming revenue) are rendered. Prepaid cards, used as a method of cash collection, are accounted for as customer advances for future services. Prepaid cards do not have expiration dates but are subject to statutory expiration periods, and unused balances are added to service revenue when cards expire. Also VimpelCom uses E-commerce systems, retail offices and agent locations as channels for receiving customer payments. Revenues from equipment sales, such as handsets, are recognized in the period in which the equipment is sold.

Revenue from Internet services is measured primarily by the time spent by subscribers online using Internet services. Revenue from service contracts is accounted for when the services are provided. Payments from customers for equipment are not recognized as revenue until installation and testing are completed and accepted by the customer. Domestic Long Distance/International Long Distance (“DLD/ILD”) and zonal revenues are recorded gross or net depending on the contractual arrangements with the end-users. The Company recognizes DLD/ILD and zonal revenues from local operators net of payments to these operators for interconnection and agency fees when local operators establish end-user tariffs and assume credit risk. Revenues are stated net of value-added tax and sales tax charged to customers.

In accordance with the provisions of the Security Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition in Financial Statements, VimpelCom defers upfront telecommunications connection fees. The deferral of revenue is recognized over the estimated average subscriber life, which is generally 32 months for mobile subscribers and from 5 to 29 years for fixed line subscribers. We also defer direct incremental costs related to connection fees for fixed line subscribers, in the amount not exceeding the revenue deferred.

Advertising

VimpelCom expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2008, 2007 and 2006 was US$345,888, US$276,837 and US$215,103 respectively.

Rent

VimpelCom leases office space and the land and premises where telecommunications equipment is installed. There were no non-cancelable operating leases for the periods in excess of one year during either 2008 or 2007. Operating lease agreements for premises where telecommunications equipment is installed typically contain automatic year-by-year renewal provisions which stipulate renewal to the extent that neither party indicates otherwise, our experience to date indicates that renewal rates are in excess of 99%. Rental agreements do not include contingent or escalation clauses based on operations.

Rent expense under all operating leases and rental contracts in 2008, 2007 and 2006 was US$370,533, US$240,968 and US$156,451, respectively.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Government Pension Fund

VimpelCom contributes to the state pension funds in the Russian Federation, Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Georgia, and Armenia on behalf of its employees, contributions are expensed as incurred. Total contributions for the years ended December 31, 2008, 2007 and 2006 were US$58,010, US$38,439 and US$30,360, respectively.

Borrowing Costs

Borrowing costs include interest incurred on existing indebtedness and debt issuance costs. Interest costs associated with assets that require a period of time to get them ready for their intended use are capitalized and amortized over the related assets’ estimated useful lives. Debt issuance costs are capitalized and amortized over the term of the respective borrowings using the effective interest method. Interest expense for the years ended December 31, 2008, 2007 and 2006, was US$495,634, US$194,839 and US$186,404, respectively. VimpelCom capitalized interest in the cost of long lived assets in the amount of US$43,939, US$36,659 and US$12,253 in 2008, 2007 and 2006, respectively.

Income Taxes

VimpelCom computes and records income tax in accordance with SFAS No. 109, Accounting for Income Taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recognized for deferred tax assets when it is considered more likely than not that the asset will not be recovered.

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 clarifies accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 states that income taxes should not be accounted for under the provisions of SFAS No. 5, Accounting for Contingencies. The Company adopted FIN 48 at the beginning of the fiscal year 2007. As a result of the adoption the Company recognized in its consolidated financial statements a cumulative-effect adjustment to increase its liability for unrecognized tax benefits, interest, and penalties by US$15,069 and reduced the January 1, 2007, balance of retained earnings by US$4,108 and subsidiary minority interest by US$4,091 and increased the balance of goodwill by US$6,870. The cumulative-effect adjustment pertains to a pre-acquisition contingency in a subsidiary that has a minority shareholder. VimpelCom’s continuing practice is to recognize fines and penalties (interest) related to income tax matters in income tax expense.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Concentration of Credit Risk

Trade accounts receivable consist of amounts due from subscribers for airtime usage and amounts due from dealers and subscribers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service GSM network. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom’s credit risk arising from its trade accounts receivable from subscribers is mitigated due to the large number of its active subscribers (subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period), of which approximately 95.9% subscribed to a prepaid service as of December 31, 2008 and, accordingly, do not give rise to credit risk. VimpelCom’s credit risk arising from its trade accounts receivable from dealers is mitigated due to the large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers. The Company also has receivables from other local and international operators from interconnect and roaming services provided to their customers.

VimpelCom holds available cash in bank accounts with financial institutions in countries of its operations. To manage credit risk associated with such cash holdings, VimpelCom allocates its available cash to a variety of local banks and local affiliates of international banks within the limits set forth by its treasury policy. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

VAT is recoverable from the tax authorities via offset against VAT payable to the tax authorities on VimpelCom’s revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable.

VimpelCom issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors provide for equipment financing in respect of certain deliveries of equipment (Note 13). VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

Accumulated Other Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes the effects of all other non – shareholder changes in net assets.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Stock-Based Compensation

As of January 1, 2006 VimpelCom adopted SFAS No. 123 (revised 2004) Share Based Payment (“SFAS No. 123R”), which is a revision of SFAS No. 123 and SFAS No. 95, Statement of Cash Flows. Under SFAS No. 123R companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments.

VimpelCom adopted SFAS No. 123R using the modified prospective method. Prior to the adoption of SFAS No. 123R, VimpelCom accounted for stock options by remeasuring the intrinsic value of the shares at each reporting period and adjusted the related compensation expense and liability for the change in intrinsic value. In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123R.

The effect of adopting FAS 123R for both the stock option and phantom stock plans was an increase in selling, general and administrative expense of approximately US$6,466 for the year ended December 31, 2006. Additionally, VimpelCom recorded a cumulative effect of a change in accounting principle of US$1,882, representing the difference between the fair value and the intrinsic value of the stock-option and phantom stock plans at January 1, 2006. The total impact of the adoption of SFAS No. 123R for both the stock option and phantom stock plans was a decrease in net income of approximately US$8,348 for the year ended December 31, 2006, equivalent to US$0.16 per common share on both a basic and diluted basis, with no net tax effect.

On December 24, 2008 VimpelCom modified its stock-based compensation program to satisfy equity classification requirements. The modification was applied to all the options outstanding as of modification date. In determination of fair value VimpelCom considered historical data on estimated life of the options, forfeiture rates and volatility since from employee’s standpoint no changes to the amount of award were proposed. The historical based stock compensation provision accrued at the modification date in the amount of US$12,030 was reclassified from liability to equity and no gain or loss was recognized as of the modification date.

Government Regulations

The Company is subject to governmental regulation of tariffs in its Armenian fixed line business. The Company has the right to seek tariff adjustments at the retail and wholesale level based on costs incurred. Governmental authorization of tariff adjustments is only necessary for those services that are under Governmental control. No assets or liabilities have been recorded in the accompanying financial statements to recognize the effects of possible regulatory assets or liabilities, as allowed under SFAS No. 71, Accounting for the Effects of Certain Types of Regulation.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Litigation Accrual

VimpelCom is party to various legal and regulatory proceedings in the normal course of business with respect to certain matters. Except as described in Note 21 VimpelCom does not believe that any legal or regulatory proceedings to which it is a party could have a material adverse impact on its business or prospects. VimpelCom evaluates the likelihood of an unfavorable outcome of the legal or regulatory proceedings to which it is a party in accordance with SFAS No. 5, Accounting for Contingencies, and EITF Topic D-86, Issuance of Financial Statements. These judgments are subjective based on the status of the legal or regulatory proceedings, the merits of its defenses and consultation with in-house and external legal counsel. The actual outcomes of these proceedings may differ from the Company’s judgments.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. The standard provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. VimpelCom adopted SFAS No. 157 for financial assets and liabilities on January 1, 2008 and the adoption of SFAS No. 157 did not have a material impact on VimpelCom’s results of operations or financial position. VimpelCom has not yet determined the effect the adoption of SFAS No. 157 for non-financial assets and liabilities will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets or Financial Liabilities. The standard permits entities to choose to measure many financial instruments and certain other items at fair value. The statement is expected to expand the use of fair value measurement. SFAS No. 159 shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007, but earlier adoption is allowed under certain conditions. The adoption of SFAS No. 159 did not have a material impact on VimpelCom’s results of operations or financial position.

In December 4, 2007, the FASB issued SFAS No. 141(R), Business Combinations, This new standard will significantly change the financial accounting and reporting of business combination transactions in consolidated financial statements. The Company will be required to adopt SFAS No.141(R) on January 1, 2009, and early adoption and retroactive application are prohibited. Under SFAS 141(R) acquisition related costs should not be capitalized any longer but expensed as incurred. As of the December 31, 2008 the Company has written off such expenses related to potential acquisitions in the amount of US$17,727.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110, Share-Based Payment, which, effective January 1, 2008, amends and replaces Question 6 of Section D.2 of SAB Topic 14, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R). SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. Although VimpelCom has availed itself to the “plain vanilla” awards in certain situations. The adoption effect of SAB 110 as of January 1, 2008 was immaterial.

In March 2008 the FASB issues an amendment to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. This standard amends and expands the disclosure requirements of SFAS No. 131 and requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. VimpelCom has not yet determined the effect the adoption of SFAS No. 161 will have on its consolidated financial statements.

On December 4, 2007, the FASB SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51. This new standard will significantly change the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. Under SFAS 160, noncontrolling interest in a consolidated subsidiary should be displayed in the consolidated statement of financial position as a separate component of equity. Losses attributable to the parent and the noncontrolling interest in a subsidiary should be attributed to that interest, even if that attribution results in a deficit noncontrolling interest balance. On January 1, 2009, we adopted SFAS No. 160 and, accordingly, have retrospectively changed the classification and presentation of Noncontrolling Interest in our consolidated financial statements for all periods presented, which we previously referred to as minority interest as required. As a result of the implementation of SFAS 160, US$221,040 and US$288,410 relating to noncontrolling interests as of December 31, 2008 and December 31, 2007, respectively, have been reclassified from Minority interest in liabilities to Noncontrolling interests within Equity. Also, cash outflows from purchase of minority interest in consolidated subsidiaries in the amount of US$992,825 million were reclassified from Investing activities to Financing activities in the Consolidated Statement of Cash Flows for the year ended December 31, 2008.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

3.	Business Combinations and Disposals

Unitel and Buztel

On January 18, 2006, VimpelCom acquired 100% of the shares of Bakarie Uzbekistan Telecom LLC (“Buztel”) for the purchase price of US$60,000 plus the assumption of approximately US$2,400 in debt. The primary reason for the acquisition of Buztel was that Buztel holds national GSM-900 and 1800 licenses in the Republic of Uzbekistan. On February 9, 2006, VimpelCom acquired 100% of Unitel LLC (“Unitel”) for the purchase price of US$200,000 plus the assumption of approximately US$7,700 in debt. Direct costs related to both acquisitions were US$974. The primary reason for the acquisition of Unitel was that Unitel holds national GSM-900 and 1800 licenses.

The acquisitions were recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of both companies amounted to US$106,913. The excess of the acquisition cost over the fair market value of the identifiable net assets of Unitel and Buztel amounted to US$154,061. This amount was recorded as goodwill, was assigned to the Uzbekistan reporting unit and is subject to annual impairment tests. On July 24, 2006, Buztel was merged into Unitel.

Buztel was previously owned by an affiliate of Altimo Holdings and Investments Limited (“Altimo”), a leading Moscow-based telecom investment company, which at the time of the acquisition were reported to have beneficially owned 32.9% of the voting shares of VimpelCom.

Mobitel

On July 12, 2006, VimpelCom acquired 51% of the outstanding participatory interests of Georgian cellular operator Mobitel LLC (“Mobitel”) and a call option for the remaining 49% of the outstanding participatory interests of Mobitel. Mobitel holds GSM-1800 cellular licenses that are valid through mid-2013. Mobitel was founded in November 2003 and at the date of acquisition did not conduct any commercial operations. It was considered as a variable interest entity and consolidated under the provisions of FIN 46R, Consolidation of Variable Interest Entities. The total cash purchase price, including transaction costs for the 51% interest was US$12,742. The primary reasons for the acquisition of Mobitel are that Mobitel owns GSM-1800 cellular licenses that are valid through mid-2013 and frequencies covering the entire territory of Georgia. Mobitel also possesses significant numbering capacity.

ArmenTel

On November 16, 2006, VimpelCom acquired 90% of the issued and outstanding stock of ArmenTel, the mobile provider and previous monopoly fixed line provider in Armenia, for a cash purchase price after adjustments of approximately US$456,640, including direct costs related to the acquisition of US$11,610.

The primary reason for the acquisition was VimpelCom’s entry into the mobile and fixed line telephony markets of Armenia. The acquisition was recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of ArmenTel at the date of the acquisition amounted to US$347,090. The excess of the acquisition cost over the fair market value of the identifiable net assets of ArmenTel amounted to US$109,550, which was recorded as goodwill and assigned to the Armenia reporting unit.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

3.	Business Combinations and Disposals (continued)

ArmenTel (continued)

On April 18, 2007 VimpelCom acquired the remaining 10% of ArmenTel. The purchase price of the additional 10% was US$55,924, which constitutes approximately 1/9th of the final price paid by VimpelCom for the 90% of the shares of ArmenTel when VimpelCom acquired ArmenTel in November 2006, including direct transaction costs.

Severnaya Korona

On August 13, 2007, VimpelCom acquired Closed Joint Stock Company “Corporation Severnaya Korona” (“CSK”), which holds GSM 900/1800 and D-AMPS licenses covering the Irkutsk Region. The Company acquired 100% of the shares of CSK for approximately US$235,509, including US$1,274 of acquisition related costs.

The primary reason for the acquisition was VimpelCom’s entry into the mobile telephony market in the Irkutsk region. CSK’s GSM-900/1800 and D-AMPS licenses cover a territory with a population of about 2.5 million. The acquisition was recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of CSK amounted to US$58,460. The excess of the acquisition cost over the fair market value of the identifiable net assets of CSK amounted to US$177,049. This amount was recorded as goodwill, was assigned to the Russian mobile reporting unit and is subject to annual impairment tests.

Golden Telecom

On December 21, 2007, subsidiaries of VimpelCom and Golden Telecom Inc. (“Golden Telecom”), a leading facilities-based provider of integrated telecommunications and Internet services in the Russian Federation, signed a definitive merger agreement. Pursuant to the merger agreement, Lillian Acquisition Inc. (“Lillian”), an indirect wholly owned subsidiary of VimpelCom, commenced a tender offer on January 18, 2008, to acquire 100% of the outstanding shares of Golden Telecom’s common stock at a price of $105 per share in cash. The tender offer was successfully completed on February 15, 2008, with 36,533,255 shares of Golden Telecom common stock (including shares delivered through notices of guaranteed delivery), representing approximately 90.5% of the outstanding shares of Golden Telecom’s common stock tendered and not withdrawn. On February 18, 2008, Lillian commenced a subsequent offer for all remaining shares of Golden Telecom common stock. The subsequent offer was successfully completed on February 26, 2008, with 38,093,677 shares of Golden Telecom common stock tendered during the initial and subsequent offering periods. These shares represented approximately 94.4% of the outstanding shares of Golden Telecom’s common stock, an amount sufficient to permit the completion of a “short-form” merger under applicable Delaware law, without a vote of the remaining stockholders of Golden Telecom. As a result, VimpelCom Finance B.V., a direct wholly-owned subsidiary of VimpelCom, and Lillian on February 28, 2008, consummated a “short-form” merger, in which Lillian was merged with and into Golden Telecom and all remaining stockholders of Golden Telecom who did not tender their shares in the tender offer (other than those, if any, properly perfecting dissenters’ rights) received the right to receive $105.00 per share in cash. Following the completion of the merger as of February 28, 2008, Golden Telecom became an indirect wholly-owned subsidiary of VimpelCom and started to be consolidated in VimpelCom’s financial statements.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

3.	Business Combinations and Disposals (continued)

Golden Telecom (continued)

The fair value of acquired identifiable net assets of Golden Telecom at the date of the acquisition amounted to US$1,431,818. The excess of the acquisition cost over the fair value of the identifiable net assets of Golden Telecom amounted to US$2,884,341, which was recorded as goodwill and assigned to Russia fixed and Russia mobile reporting units in the amounts of US$2,430,657 and US$453,684, respectively. This goodwill is not deductible for tax purposes.

The following table summarizes the Company’s estimate of the fair values of the assets acquired and liabilities assumed at the date of acquisition:

As of the Date of Acquisition
Cash and cash equivalents	$56,095
Other current assets	382,990
Property and equipment	1,101,217
Licenses (3.3 years weighted average remaining useful life)	70,361
Customer Relationships (13.6 years weighted average remaining useful life)	686,743
Other intangible assets (1 years weighted average remaining useful life)	46,977
Goodwill	2,884,341
Other non-current assets	43,343

Total assets acquired	5,272,067

Current liabilities	379,014
Long-term liabilities	576,894

Total liabilities assumed	955,908

Total acquisition price	$4,316,159

Corbina Telecom

On June 11, 2008 VimpelCom increased its share of ownership in Closed Joint Stock Company Cortec (“Corbina Telecom”), 51% subsidiary of Golden Telecom by acquiring the remaining 49% from Inure Enterprises Ltd. (“Inure”) for US$404,000 and US$4,250 of costs related to acquisition. As a result of this transaction, VimpelCom and its subsidiary together now own 100% of the shares of Corbina Telecom. The step acquisition was recorded under purchase method of accounting. The Company’s financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned US$68,120 to intangible assets which will be amortized over a weighted average period of approximately 12 years, recording of a deferred tax liability in the amount of US$17,348 and adjusted minority interest by US$40,404. The total fair value of identifiable net assets acquired amounted to $95,338. The excess of the acquisition cost over the fair value of identifiable net assets of Corbina Telecom amounted to US$312,912 and assigned to Russia fixed reporting unit.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

3.	Business Combinations and Disposals (continued)

GTEL-Mobile

On July 8, 2008 VimpelCom and its 100% owned direct subsidiary Ararima Enterprises Limited (Cyprus) (“Ararima”) signed a Joint Venture and Shareholders Agreement to establish a mobile telecommunications joint venture in Vietnam under the name of GTEL-Mobile Joint Stock Company (“GTEL-Mobile”). The other participants in GTEL-Mobile are Global Telecommunications Corporation (“GTEL”), a Vietnamese state-owned enterprise and GTEL TSC, a subsidiary of GTEL. Ararima received a 40% voting and economic interest in GTEL-Mobile in consideration for an equity investment of US$266,670 that has been paid in full. GTEL and GTEL TSC have equity interests in GTEL-Mobile of 51% and 9%, respectively. GTEL-Mobile has received all of the regulatory approvals required under the Joint Venture and Shareholders Agreement, including the registration of GTEL-Mobile, GSM license and related frequencies.

Sotelco

On July 16, 2008, VimpelCom through Ararima acquired an indirect 90% voting and economic interest in the Cambodian company Sotelco Ltd. (“Sotelco”), which holds a GSM 900/1800 license and related frequencies for the territory of Cambodia. The transaction was made through the purchase of 90% of Sotelco’s parent company, Atlas Trade Limited (BVI) (“Atlas”), for US$28,000 from Altimo. The remaining 10% of Atlas are owned by a local partner, a Cambodian enterpreneur. VimpelCom has also acquired a call option to purchase the 10% interest of the local partner. The acquisition of Sotelco was accounted for as an asset purchase of the telecom license through a variable interest entity. On acquisition, the Company allocated approximately $41,646 to license, $8,329 to deferred tax liability and $5,100 to noncontrolling interest.

Euroset

On October 23, 2008 VimpelCom through Ararima acquired 49.9% shares of Morefront Holdings Ltd, a company that owns 100% of the Euroset Group (“Euroset”), from Rambert Management Ltd, a company controlled by Inure, for approximately US$226,000. The acquisition was recorded under the equity method of accounting. The total preliminary estimated fair value of identifiable net liabilities acquired amounted to $355,515. The excess of the acquisition cost over the VimpelCom’s share in the fair value of identifiable net liabilities of Euroset amounted to US$405,516. In addition, as part of the transaction, VimpelCom has agreed on put and call arrangements, exercisable after three years, with respect to a further 25% of the shares of Morefront Holdings Ltd. owned by Rambert Management Ltd.

Other Acquisitions

On July 1, 2008 VimpelCom exercised its option to acquire an additional 25% less one share of Limnotex Developments Limited (“Limnotex”) for US$561,807. Limnotex is the parent company of KaR-Tel, VimpelCom’s operating subsidiary in Kazakhstan. As a result of the exercise, VimpelCom’s overall direct and indirect share stake in Limnotex increased from 50% plus one share to 75%. The acquisition was recorded as step acquisition under the purchase method of accounting. The Company’s financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned US$147,734 to intangible assets which will be amortized over a weighted average period of approximately

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

3.	Business Combinations and Disposals (continued)

Other Acquisitions (continued)

7 years, recording of a deferred tax liability in the amount of US$42,834 and adjusted minority interest by US$153,981. The fair value of acquired identifiable net assets amounted to US$99,946. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$309,490. This amount was recorded as goodwill, was assigned to the Kazakhstan reporting unit and is subject to annual impairment tests. To ensure a path to complete ownership over KaR-Tel, VimpelCom has agreed on put and call option arrangements with respect to the remaining 25% share in Limnotex which is held by Crowell Investments Limited.

During the year 2008 the Company completed several small acquisitions of fixed line telecommunication operators in different regions of Russia with the total consideration of US$32,274. The acquisitions were recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of the acquired companies amounted to US$21,959 and adjusted minority interest by US$11,744. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$10,315. This amount was recorded as goodwill, was mainly assigned to the Russia fixed reporting unit and is subject to annual impairment tests.

The following unaudited pro forma combined results of operations for VimpelCom give effect to the CSK, Golden Telecom, Corbina Telecom and Euroset business combinations as if they had occurred at the beginning of 2007. The pro forma combined results do not include Sotelco as non-operating entity and therefore would not impact the results. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

Unaudited	Year ended December 31,
	2008	2007
Pro forma total operating revenues	$10,359,737	$8,403,248
Pro forma net income attributable to VimpelCom	299,455	1,314,887

Pro forma basic and diluted net income per common share	$5.91	$25.84

4.	Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at December 31:

	2008	2007
US dollars	$553,611	$183,746
Roubles	182,165	736,490
Uzbekistan Sum	75,727	43,283
EURO	56,571	16,647
Kazakhstan Tenge	32,740	11,214
Armenian Dram	8,835	10,772
Ukrainian Hryivna	3,120	1,078
Other currencies	1,914	481

	$914,683	$1,003,711

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

5.	Derivative Instruments

VimpelCom uses derivative instruments, including swaps, forward contracts and options to manage certain foreign currency and interest rate exposures. The Company views derivative instruments as risk management tools and does not use them for trading or speculative purposes. Derivatives are considered to be economic hedges, however all derivatives are accounted for on a fair value basis and the changes in fair value are recorded in the statement of income. As described in Note 2, we adopted SFAS 157 on January 1, 2008. SFAS 157, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The fair value of derivatives measured at fair value on a recurring basis using Level 2 approach.

At December 31, 2008, the fair value of derivatives recorded as non-current liabilities was US$8,544 and current assets was US$109,751 and at December 31, 2007, the fair value of derivatives recorded as short-term liabilities was US$10,912. No amounts have been recorded in shareholders equity. The net foreign exchange gains of US$120,102 and US$39,312, net foreign exchange loss of US$14,250 for the years ended December 31, 2008, 2007 and 2006, respectively, net other losses of US$5,493, US$2,248, US$780 for the years ended December 31, 2008, 2007 and 2006, respectively, and interest expense in the amount of US$3,153 for the year 2008 were included in the accompanying consolidated statements of income and related to the change in fair value of derivatives.

In June and July 2006 VimpelCom entered into a series of short-term forward agreements for a total amount of US$570,000 to hedge its short term US dollar denominated obligations. The forward exchange rates in the contracts ranged from 26.79 Roubles per 1 US dollar to 26.98 Roubles per 1 USdollar and matured in the year ended December 31, 2006. The change in fair value of these contracts before July 1, 2006 was recognized as non-operating gain/loss and starting from July 1, 2006 due to the functional currency change – as foreign exchange gain/loss. The accompanying financial statements include US$14,336 of foreign exchange loss from recognising these contracts at fair value as of December 31, 2006. In November 2006, VimpelCom entered into forward foreign exchange contracts for a total amount of US$736,629 to hedge its US dollar denominated obligations due in 2007 and 2008. These contracts ranged from 26.6 Roubles per 1 US dollar to 26.7 Roubles per 1 US dollar.

In March 2007 VimpelCom entered into short-term forward agreements for a total amount of US$53,010 to hedge its short-term US dollar denominated obligations with a forward exchange rate 26.1775 Roubles per 1 US dollar.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

5.	Derivative Instruments (continued)

During the third quarter 2007 VimpelCom entered in short-term zero-cost collar agreement for a total amount of US$120,545 to hedge its US dollar debt. The forward exchange rate of protection was 27.0323 Roubles per 1 US dollar and the rate of participation was 24.9281 Roubles per 1 US dollar. These zero-cost collars were closed in June 2008.

During the fourth quarter of 2006 VimpelCom entered into a short-term cross-currency interest rate swap transaction. The amount of the swap is US$236,111 at 26.64 Roubles per 1 US dollar as well as a 6.37% interest rate. The amount of the contract will be subject to remeasurement going forward, in conjunction with the change of the exchange rate of the US dollar to the Russian ruble and LIBOR fluctuation. This cross-currency interest rate swap was closed in February 2008.

On October 3, 2006, KaR-Tel LLP (“Kar-Tel”), our subsidiary in Kazakhstan, and Citibank, N.A., London signed an agreement which provides Kar-Tel rights to enter into transactions with derivatives. On November 8, 2006, KaR-Tel entered into a swap deal with Citibank, N.A., London for the amount of US$100,000 or 12,246,000 thousand Kazakhstan Tenge by fixing the settlement rate to 122.64 Kazakhstan Tenge per 1 US dollar and current floating interest rate payable for a loan with the European Bank of Reconstruction and Development (“EBRD”) at 9.9%. This agreement was effective until December 18, 2010. However, on March 4, 2008, the swap transaction was terminated based on the mutual agreement with Citibank, N.A., London. As a result of this, on March 12, 2008, KaR-Tel received a termination payment from Citibank, N.A., London in the amount of US$1,400 and derecognized the derivative asset of $5,011, which have been recorded in other income and other expense, in the accompanying financial statements.

On March 5, 2008 VimpelCom entered into an option agreement (zero-cost collar) with Deutsche Bank and received a right to purchase US$643,620 for Russian rubles at a rate not higher than 26.84 Roubles per 1 US dollar in exchange for the granting to Deutsche Bank a right to sell the same amount of US dollars to VimpelCom at rate not lower than 23.50 Roubles per 1 US dollar. Options are exercisable at various dates ranging from August 2008 to March 2009.

On October 3, 2008 VimpelCom entered into the option agreement (zero-cost collar) with Vneshtorgbank (“VTB”) and received a right to purchase US$851,813 for Russian Roubles at a rate not higher than 33.15 Roubles per 1 US dollar in exchange for the granting to VTB a right to sell the same amount of US dollars to VimpelCom at rate not lower than 24.90 Roubles per 1 US dollar. Options are exercisable at various dates ranging from April 2009 to September 2009.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

6.	Property and Equipment

Property and equipment, at cost, consisted of the following at December 31:

	2008	2007

Telecommunications equipment	$6,608,140	$5,517,009
Land, buildings and constructions	351,055	281,744
Office and measuring equipment	711,304	637,392
Other equipment	400,713	326,439

	8,071,212	6,762,584

Accumulated depreciation	(2,828,845)	(2,209,951)

Equipment not installed and assets under construction	1,183,506	945,186

Total property and equipment, net	$6,425,873	$5,497,819

7.	Telecommunications Licenses and Other Intangible Assets

Telecommunications licenses acquired directly by VimpelCom were initially recorded at cost. Telecommunications licenses acquired in business combinations were initially recorded at their fair value as of the acquisition date.

The total gross carrying value and accumulated amortization of VimpelCom’s telecommunications licenses as of December 31, 2008 and 2007 were as follows:

	2008	2007
Telecommunications licenses, at cost	$1,301,169	$1,331,531
Accumulated amortization	(588,962)	(495,805)

	712,207	835,726

Telecommunications licenses not in current use	52,576	79,485

Total telecommunications licenses, net	$764,783	$915,211

Telecommunication licenses not in current use mainly comprised of GSM telecommunications license owned by Sotelco, for which the business operations have not been started, in the amount of US$41,741 as of December 31, 2008.

In 2007 VimpelCom acquired Dominanta LLC (“Dominanta”) – an entity which hold DVB-H license and, together with Golden Telecom, in February 2008 VimpelCom acquired Colangon-Optim LLC (“Colangon”), an entity which hold DVB-T license. Both licenses gave an opportunity for VimpelCom to start provide TV services. However, additional broadcasting licenses are required to start operations, and current legislation does not have a mechanism of obtaining such licenses. Due to the high level of uncertainty on the terms when such licenses can be obtained, the management decided to write-off the value of DVB-T/DVB-H licenses as of the end of 2008. The total amount of write-off is US$37,620.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

7.	Telecommunications Licenses and Other Intangible Assets (continued)

The total gross carrying value and accumulated amortization of VimpelCom’s intangible assets by major intangible asset class as of December 31, 2008 and December 31, 2007 was as follows:

	Weighted average amortization period, years	2008	2007
Telephone line capacity	9.1	$144,927	$172,672
Customer relationships	13.3	836,374	210,158
Other intangible assets	4.8	228,170	98,554

		1,209,471	481,384

Accumulated amortization		(326,641)	(218,882)

Total other intangible assets, net	11.2	$882,830	$262,502

Amortization expense for all VimpelCom’s intangible assets for each of the succeeding five years is expected to be as follows:

2009	366,646
2010	312,713
2011	294,570
2012	273,499
2013	205,967
Thereafter	141,642

8.	Impairment of Goodwill and Long-Lived Assets

The Company has the following reporting units. The change in carrying amount of goodwill for the year ended December 31, 2008 is presented below:

Reporting units	Balance as of December 31, 2007	Acquisition	Finalization of Purchase Price	Impairment	Translation adjustment	Balance as of December 31, 2008
Kazakhstan mobile	$180,481	$309,490	$(7,045)	$—	$(3,220)	$479,706
Kazakhstan fixed	12,911	—	(12,870)	—	(41)	(0)
Ukraine mobile	81,999	—	—	(53,778)	(28,221)	0
Tadjikistan mobile	13,063	—	—	—	—	13,063
Uzbekistan mobile	154,061	—	—	—	—	154,061
Armentel mobile	135,662	—	—	—	(1,110)	134,552
Armentel fixed	10,211	—	—	—	(84)	10,127
Russia mobile	451,428	453,684	—	—	(155,134)	749,978
Russia fixed	—	2,753,883	—	(315,049)	(503,379)	1,935,455

Total	$1,039,816	$3,517,057	$(19,915)	$(368,827)	$(691,189)	$3,476,942

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

8.	Impairment of Goodwill and Long-Lived Assets (continued)

Under provisions of SFAS 142, goodwill is tested annually for impairment as of December 31or upon the occurrence of certain events or substantive changes in circumstances. In performing the first step (“Step 1”) of the goodwill impairment test in accordance with SFAS 142, the Company compared the net book values of its reporting units to their estimated fair values. In determining the estimated fair values of the reporting units, the Company employed a Discounted Cash Flow (“DCF”) analysis. Determining estimated fair values requires the application of significant judgment. As a result of the significant economic downturn in the last few months of 2008, determining the fair value of the Company’s reporting units required more judgment than in the past. In particular, the global economic recession has resulted in, among other things, increased unemployment, lower consumer confidence and reduced business and consumer spending. These factors dampened the Company’s expectations of future business performance.

The basis for our cash flow assumptions includes historical and forecasted revenue, operating costs and other relevant factors including estimated capital expenditures. Assumptions under this method have been adjusted to reflect increased risk due to current economic volatility.

	2008	2007

Discount rate	16.6%-21.9%	11.8%-18.8%
Terminal growth rate	3%-3.5%	3%
Start of terminal growth period	7 years-10 years	7 years

The Company estimates revenue growth rates for each reporting unit and each future year. These rates vary based on numerous factors, including size of market in particular country, GDP (Gross Domestic Product) and foreign currency projections, traffic growth, market share and others. In 2008, the Compound Annual Growth Rates ranged from zero to growth by 18%; these rates are lower than those used in 2007. Operating income margin is less dependent on those factors however the Company expects lower margins than in 2007. In 2008 the average Operating income margins ranged from negative 11.2 % to positive 34.8%.

The results of the DCF analyses were corroborated with other value indicators where available, such as the Company’s market capitalization, comparable company earnings multiples and research analyst estimates. Management bases its fair value estimates on assumptions it believes to be reasonable, but which are unpredictable and inherently uncertain.

The results of this Step 1 process indicated that there was a potential impairment of goodwill in the Russia Fixed and Ukraine Mobile reporting units, as the carrying values of the net assets of the reporting units exceeded their estimated fair values. As a result, the second step (“Step 2”) of the goodwill impairment test was performed for these reporting units. The implied fair value of goodwill determined in the Step 2 analyses was determined by allocating the fair value of the reporting units to all its the assets and liabilities (including any unrecognized intangible assets and related deferred taxes) as if the reporting unit had been acquired in a business combination. As a result of these Step 2 analyses, the Company recorded goodwill impairments of US$315,049 and US$53,778 at the Russia Fixed and Ukraine Mobile reporting units, respectively. As a result of the goodwill impairment taken as of December 31, 2008, the carrying values of goodwill in these reporting units were reset to their implied fair values as of December 31, 2008.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

8.	Impairment of Goodwill and Long-Lived Assets (continued)

Although only the Russia Fixed and Ukraine Mobile reporting units failed Step 1 of the goodwill impairment test and, thus, recorded goodwill impairment, the overall economic crisis caused a decrease in the estimated fair values of all other VimpelCom’s reporting units during 2008. Consequently, any further decline in estimated fair values could result in additional goodwill impairments. To illustrate the magnitude of potential goodwill impairments relative to future changes in estimated fair values, had the fair values of the following material reporting units been hypothetically lower by the percentages listed below, the reporting unit book value would have exceeded fair value by approximately the amounts set forth in the table.

	10%	20%	30%
Armenia Fixed	24,217	57,171	90,126
Armenia Mobile	7,526	37,709	67,891
Kazakhstan Mobile	—	34,263	152,812

If any of these cases were to occur, Step 2 of the goodwill impairment test would be required to be performed to determine the ultimate amount of impairment loss to record.

Additionally, if the fair value of the Russia Fixed reporting unit were to decrease by 10%, an additional impairment charge of $246,149 would be recorded.

As for the other reporting units, a change in fair value of 30% would not cause the reporting unit to fail Step 1.

An increase in the discount rate by one percentage point or a reduction in revenue growth by 10% would result in a decrease in the combined fair value of the reporting units of approximately US$1,492,655 and US$1,101,282, respectively. For the reporting units discussed above, the relative decreases in fair value of reporting unit would be:

	1%age Point Increase In Discount Rate	10% Decrease in Revenue Growth
Russia Fixed	8.5%	10.3%
Armenia Fixed	6.4%	6.0%
Armenia Mobile	7.5%	7.5%
Kazakhstan Mobile	6.8%	7.1%

The aggregate impairment charge for the Ukraine Mobile reporting unit was attributable to (a) the use of higher discount rate of 21.9% in 2008 as compared to 12.0% in 2007 and (b) decrease in forecasted cash flows.

The impairment charge for the Russia Fixed reporting unit was attributable to (a) the use of a higher discount rate of 17.0% for Rouble denominated cash flows as compared to 12.8% used in the original valuation of Golden Telecom as of the acquisition date and (b) lower projected future cash flows due to negative effect of current crisis. These assumptions reflect an expected increase in the risks inherent in the estimated future cash flows attributable to the current economic volatility, which became more pronounced during the fourth quarter of 2008.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

8.	Impairment of Goodwill and Long-Lived Assets (continued)

Long Lived Assets

As a result of the goodwill impairments at these reporting units, the Company also tested the finite-lived intangible assets for impairment pursuant to FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. For the Russia Fixed reporting unit, the undiscounted future cash flows associated with the long-lived assets exceeded the carrying value of those assets, and thus there was no impairment. However, for the Ukraine Mobile reporting unit, because of the decrease in the expected future cash flows due to the projected decline in service revenues (relative to the Company’s previous analyses), the Company concluded such assets were impaired, and an asset impairment of US$36,300 was recognized.

In addition, the Company recorded other asset impairments of US$37,620 in 2008.

As a result of the asset impairments taken in 2008, the carrying values of the impaired assets were reset to their estimated fair values at December 31, 2008.

Any further decline in the estimated fair values could result in impairments to long-lived assets or goodwill. It is possible that such impairments, if required, could be material and may need to be recorded prior to the fourth quarter of 2009 (i.e., during an interim period) if the company’s results of operations or other factors require such assets to be tested for impairment at an interim date.

9.	Software

The total gross carrying value and accumulated amortization of VimpelCom’s software as of December 31, 2008 and December 31, 2007 were as follows:

	2008	2007
Software, at cost	$1,453,319	$1,432,647
Accumulated depreciation	(904,153)	(809,832)

Total software, net	$549,166	$622,815

10.	Investments in Associates

Investments in associates consisted of the following at December 31:

	2008	2007
Euroset (1)	$160,127	$—
GTEL - Mobile (2)	306,027	—
Rascom (3)	23,409	—
Others	3,987	5,908

Total	$493,550	$5,908

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

10.	Investments in Associates (continued)

(1)

VimpelCom acquired 49.9% interest in Euroset in October 2008 (Note 3). Total assets and total liabilities of Euroset as of December 31, 2008 comprised of US$1,086,425 and US$1,514,035, respectively. The result of Euroset operations for the period starting from the acquisition date to December 31, 2008 was a net loss in the amount of US$120,829. The carrying amount of the Company’s investments in Euroset and the amount of the underlying equity in net liabilities of Euroset were US$160,127 and US$213,377, respectively, as of December 31, 2008. The difference between the amount at which an investment is carried and the amount of VimpelCom’s share in net liabilities of Euroset consists of goodwill in the amount of US$371,578 and currency translation adjustment in the amount of US$1,926. The carrying amount of investment includes VimpelCom’s share in net loss of Euroset for the period starting from the acquisition date to December 31, 2008 in the amount of US$60,294 and accumulated other comprehensive income in the amount of US$7,528.

(2)

As of December 31, 2008, VimpelCom has investments in GTEL-Mobile of US$304,230, the company that holds the mobile telecommunication license in Vietnam (Note 3). GTEL - Mobile has not started rendering of telecommunication services as of the reporting date. The net gain for the period starting from acquisition date to December 31, 2008 in the amount of US$1,797 increased the carrying amount of investments and mainly resulted from forex gains.

(3)

The Company’s share in Rascom CJSC (“Rascom”), a company acquired as part of Golden Telecom acquisition (Note 3), is 54%. Investment in Rascom does not qualify for accounting under the consolidation method of accounting because the rights of the minority shareholder represent substantive participating rights, and as result, such rights overcome the presumption that the Company controls Rascom. Therefore, the Company accounts for this investment under the equity method. Equity in net income of Rascom for the year ended December 31, 2008 was of US$2,176.

11.	Inventory

Inventory consisted of the following at December 31:

	2008	2007
Telephone handsets and accessories for sale	$78,607	$6,792
SIM-Cards	16,205	12,265
Equipment for sale	12,918	—
Info materials	11,829	20,181
Scratch cards	7,000	12,154
Other inventory	16,090	7,446

Total	$142,649	$58,838

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

12.	Supplemental Balance Sheet Information

Other current assets consisted of the following at December 31:

	2008	2007
Advances to suppliers	$85,887	$45,362
Short term investments	—	42,712
Software with a useful life shorter than one year	29,331	32,965
Prepaid taxes	154,837	35,955
Forwards and other derivatives	109,751	—
Interest receivable	32,184	2,425
Other	28,489	7,468

Total other current assets	$440,479	$166,887

Other non-current assets consisted of the following at December 31:

	2008	2007
Prepayments to suppliers for long-lived assets	$56,953	$69,906
Escrow cash deposit	—	200,170
Prepayments for investments in equity	—	6,367
Long term advances	56,486	—
Unamortized debt issue costs	81,142	69,534
Frequencies and permissions	113,972	75,279
Long term loans receivable	350,000	—
Long term input VAT	41,222	33,043
Other long-term assets	25,727	43,597

Total other non-current assets	$725,502	$497,896

On February 13, 2008, VimpelCom advanced to Crowell Investments Limited (“Crowell”), under a loan agreement as of February 11, 2008, (the “Loan Agreement”), a loan in the principal amount of US$350,000 and at the interest rate of 10%. The loan is secured by 25% of the shares of Limnotex. The Loan Agreement was entered into after Crowell acquired the entire issued share capital of Menacrest Limited (“Menacrest”), which is the parent company of LLC Sky Mobile (“Sky Mobile”), a mobile operator in Kyrgyzstan. Crowell granted the Company two call options over the entire issued share capital of Menacrest. The loan has been recorded in long-term loans receivable and related accrued interest of US$26,790 in other current assets.

As of 31 December 2007 amounts held by Lillian at Citibank N.A. included US$120,000 on an escrow account and US$80,000 on a control account. Funds were placed on the escrow and control accounts in accordance with Lillian’s obligations to Golden Telecom under the terms of the Merger Agreement executed in connection with the acquisition of Golden Telecom. This deposit was released from the escrow and control accounts and used to pay Golden Telecom shareholders for their tendered shares in February 2008. (Note 3).

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

12.	Supplemental Balance Sheet Information (continued)

Other current accrued liabilities consisted of the following at December 31:

	2008	2007
Cash rights for shares of Golden Telecom	$145,930	—
Interest payable	84,606	24,712
Current portion of stock option reserve (Note 19)	—	143,563
Accrued income	17,002	4,559
Derivatives	—	10,912
Other accrued liabilities	41,217	2,368

Total current accrued liabilities	$288,755	$186,114

Cash rights for shares of Golden Telecom represents amount not paid to the previous shareholders of Golden Telecom as of December 31, 2008.

Other non-current liabilities consisted of the following at December 31:

	2008	2007
Asset retirement obligations	$29,717	$21,095
Long term deferred revenue	29,470	—
Stock option reserve (Note 19)	—	15,845
Derivatives	8,544	—
Other non-current liabilities, including FIN 48 provision	55,094	15,674

Total other non-current liabilities	$122,825	$52,614

On December 24, 2008 VimpelCom modified its stock-based compensation program to satisfy equity classification requirements. As a result, the stock historical based compensation provision accrued at the modification date in the amount of US$12,030 was reclassified from liability to equity (Note 19).

13.	Short and Long Term Debt

VimpelCom finances its operations using a variety of lenders in order to minimize total borrowing costs and maximize financial flexibility. The Company continues to use bank debt and lines of credit and issued Notes to fund operations, including capital expenditures.

The following table provides a summary of outstanding bank loans, equipment financing indebtedness, capital lease obligations and other debt as of:

	December 31, 2008	December 31, 2007
Bank loans, less current portion	$6,405,492	$2,088,438
Long-term portion of equipment financing	127,807	151,659
Long -term portion of capital leases	406	—

Total long-term debt	$6,533,705	$2,240,097

Bank loans, current portion	$1,705,777	$419,495
Short-term portion of equipment financing	88,704	81,050
Short-term portion of capital leases	739	–
Other debt	114,001	25,967

Bank and other loans, current portion	$1,909,221	$526,512

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Bank Loans

Bank loans consisted of the following as of December 31:

	2008	2007
Syndicated Facility B (1)	$2,000,000	$—
Eurobonds (2)	2,000,000	—
UBS (Luxembourg) S.A. (3)	1,417,234	1,417,234
Sberbank (4)	829,230	309,337
Syndicated Facility (Euro) (5)	777,179	—
Ruble Bonds (6)	340,363	—
Citibank International plc (7)	275,000	—
EBRD – loan to KaR-Tel (8)	127,965	90,000
Standart Bank PLC – loan to URS (9)	100,000	100,000
Svenska Handelsbanken AB (10)	81,866	106,067
Citibank N.A. (11)	61,191	77,634
Raiffeisenbank Austria – loan to URS (12)	32,000	40,000
Bayerische Landesbank – loan to URS (13)	32,000	40,000
Bayerische Hypo- und Vereinsbank AG (14)	25,020	41,038
OTP Bank – loan to URS (15)	10,000	10,000
Citibank/Sumitomo (16)	—	229,400
Citibank/Standard Bank London (17)	—	47,223
Other loans	2,221	—

	8,111,269	2,507,933
Less current portion	(1,705,777)	(419,495)

Total long-term bank loans	$6,405,492	$2,088,438

(1)

On February 8, 2008, VimpelCom entered into a new loan agreement for an aggregate principal amount of US$3,500,000. ABN AMRO Bank N.V., Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited jointly committed to provide a US$1,500,000 bridge term loan facility (“Facility A”) and a US$2,000,000 term loan facility (“Facility B”) to partially finance the acquisition of Golden Telecom by a subsidiary of the Company. Facility A was required to be refinanced within 12 months by an issuance of bonds or other form of financing, subject to market conditions. Facility B is required to be repaid in equal semi-annual instalments starting from the date falling 12 months after the signing date. Facility A bore interest at LIBOR plus margins of 0.75% per annum for first 6 months; 1% per annum for the period from 7 to 9 months; and 1.25% per annum thereafter. Facility B bears interest at London Interbank Offered Rate (“LIBOR”) plus a margin of 1.5% per annum. On February 19, 2008, VimpelCom drew down US$3,500,000 under the loan agreement. At the end of March 2008 the Mandated Lead Arrangers and Bookrunners completed the syndication of Facility B. On May 6, 2008, the Company fully repaid Facility A from the proceeds of two loans from VIP Finance Ireland Limited in an aggregate principal amount of US$2,000,000, funded by the issuance of limited-recourse loan participation notes by VIP Finance Ireland Limited on April 30, 2008 (as further described below). The principal amount of debt outstanding under Facility B as of December 31, 2008 was US$2,000,000.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Bank Loans (continued)

(2)

On April 30, 2008, VIP Finance Ireland Limited completed an offering of an aggregate principal amount of US$2,000,000 loan participation notes, split equally between five-year and 10-year tranches, for the sole purpose of funding loans in an aggregate principal amount of US$2,000,000 to VimpelCom. The five-year US$1,000,000 issue (the “2013 Notes”) and related loan in the same principal amount bear interest at an annual rate of 8.375% payable semi-annually and are due in April 2013. The 10-year US$1,000,000 issue (the “2018 Notes”) and related loan in the same principal amount bear interest at an annual rate of 9.125% payable semi-annually and are due in April 2018. The loan participation notes are listed on the Irish Stock Exchange and are with limited recourse to VIP Finance Ireland Limited. VimpelCom raised this financing (i) to repay Facility A under the loan agreement entered into on February 8, 2008 (as described above), in connection with its acquisition of Golden Telecom and (ii) to continue the development and expansion of the Company’s networks, including through possible acquisitions or investments in existing wireless operators within Russia or abroad, by establishing new wireless operators or by entering into local partnerships or joint ventures within Russia or abroad. On May 6, 2008, Facility A was fully repaid in the amount US$1,500,000. Deferred financing costs relating to the 2013 Notes offering and 2018 Notes offering (which include gross issuance costs) comprised US$8,027 and US$8,327 respectively and will be amortized over 5 and 10 years respectively.

(3)

Starting in June of 2004, VimpelCom entered into a series of loan agreements (the “Loans”) with UBS (Luxembourg) S.A., (“UBS”), whereby various amounts were borrowed to finance operations and capital expenditures. UBS then completed a series of offerings of loan participation notes (the “Notes”) for the sole purpose of funding the loans to VimpelCom. The Notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS. The following outlines the amounts borrowed and the respective interest rates and due dates for each series of the Loans.

Date Borrowed	Due Date	Payment Period	Amount Borrowed	Interest Rate	31-Dec-08	31-Dec-07
16-Jun-04	16-Jun-09	Semi-annually	$250,000	10%	$17,234	$17,234
14-Jul-04	16-Jun-09	Semi-annually	200,000	10%	200,000	200,000
22-Oct-04	22-Oct-11	Semi-annually	300,000	8.38%	300,000	300,000
11-Feb-05	11-Feb-10	Semi-annual	300,000	8%	300,000	300,000
22-May-06	22-May-16	Semi-annually	$600,000	8.25%	600,000	600,000

Total					$1,417,234	$1,417,234

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Bank Loans (continued)

On May 22, 2006, UBS and VimpelCom entered into a Loan for $600,000 and reduced the principal amount of the Loan dated June 16, 2004 to $17, 234. UBS completed an offering of US$600,000 8.25% loan participation notes due 2016 (the “2016 Notes”) for the sole purpose of funding such US$600,000 loan (the “2016 Loan”) to VimpelCom. US$367,234 principal amount of the 2016 Notes was issued in a concurrent offer (the “Concurrent Offer”) for cash consideration and US$232,766 principal amount of the 2016 Notes was issued in an exchange offer (the “Exchange Offer”) in exchange for an equal principal amount of validly tendered and accepted 10.0% loan participation notes due 2009 (the “2009 Notes”) issued in June and July 2004. As a consequence of the Exchange Offer, the obligation of UBS to advance the remaining US$232,766 principal under the 2016 Loan was offset against the tendered 2009 Notes, thereby reducing the aggregate outstanding principal amount due under the Loans due June 16, 2009 from US$450,000 to US$217,234. Deferred financing costs relating to the 2016 Notes offering (which includes gross issuance cost and the compensatory fee connected with the Exchange Offer) comprised US$28,421 and will be amortized over 10 years.

(4)

In April 2004, Sberbank provided a five-year, US dollar denominated, secured, non-revolving credit line of US$130,000 to VimpelCom. The loan is to be repaid in eight equal installments, on a quarterly basis, commencing February 27, 2007. The interest rate as of December 31, 2007, was 8.5% per annum and is subject to change by Sberbank upon the occurrence of certain events. In 2004, VimpelCom signed a series of pledge agreements with Sberbank. As of December 31, 2008, assets pledged as collateral against this credit line included promissory notes issued by VimpelCom to Impuls-KB CJSC (“Impuls-KB”)as collateral against this credit line with a nominal amount of 1,610,000 thousand roubles (US$54,798 at the exchange rate as of December 31, 2008). Under the loan agreement, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. In accordance with the Loan Agreement Sberbank has the right to increase the annual interest rate by not more than 1.3 times when the legal reserve requirements established by Central Bank of Russian Federation have increased by more than 20%. From November 1, 2008 Sberbank increased the interest rate up to 9.25%. The principal amount outstanding under this credit line, as of December 31, 2008, was US$16,225.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Bank Loans (continued)

On August 31, 2006, Sberbank provided VimpelCom with a three-year Russian rouble denominated non-revolving credit line in the amount of 6,000 million Russian roubles (US$204,218 at the exchange rate as of December 31, 2008). The loan bears annual interest at a rate of 8.5%, which may be changed unilaterally by Sberbank upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. As of December 31, 2008, assets pledged as collateral against this loan consisted of promissory notes issued by VimpelCom to RTI Service-Svyaz (“RTI”) and Impuls-KB with a nominal amount of 3,830,000 thousand roubles (US$130,359 at the exchange rate as of December 31, 2008). The loan will be repaid in three quarterly installments, the first of which will be on February 27, 2009, and the last of which will be on August 30, 2009. On February 26, 2007 VimpelCom drew down 6,000 million Russian roubles under this non-revolving credit line with Sberbank. In accordance with the Loan Agreement Sberbank has the right to increase the annual interest rate by not more than 1.3 times when the legal reserve requirements established by Central Bank of Russian Feseration have increased by more than 20%. From November 1, 2008 Sberbank increased the interest rate up to 9.75%. As of December 31, 2008, the principal debt outstanding under this loan agreement was 6,000 million Russian roubles (US$204,218 at the exchange rate as of December 31, 2008).

On February 14, 2008, VimpelCom signed a five year credit line with Sberbank in the amount of US$750,000 with the following draw down in Russian rubles at the exchange rate at the date of the draw down. The credit line bears annual interest at a rate of 9.5% for the first two years and 9.25% for the third and subsequent years. The Company drew down the loan during the availability period by three disbursements: the first disbursement was on February 29, 2008 in the amount of 4,823 million Russian rubles, the second disbursement was on June 6, 2008 in the amount of 9,616 million Russian rubles and the final disbursement was June 26, 2008 in the amount of 3,447 million Russian rubles. In accordance with the Loan Agreement Sberbank has the right to increase the annual interest rate by not more than 1.3 times when the legal reserve requirements established by Central Bank of Russian Federation have increased by more than 20%. From November 1, 2008 Sberbank increased the interest rate up to 11%. The amount of debt outstanding under this loan as of December 31, 2008 was US$608,787, the equivalent to RUR 17,886 million.

(5)

On October 15, 2008, VimpelCom signed and borrowed under a new unsecured loan agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd., Barclays Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Standard Bank Plc, Sumitomo Mitsui Banking Corporation Europe Limited and WestLB AG, London Branch as mandated lead arrangers and bookrunners. The total commitments at the signing date were EUR476 million. The facility is required to be repaid in five equal semi-annual instalments starting from October 16, 2009. The rate of interest for the facility is EURIBOR plus 2.30% per annum. In November and December 2008 the agreement was amended to increase the commitments by EUR 75 million. The principal amount of debt outstanding under this loan agreement as of December 31, 2008 was EUR551 million, or US$777,179 at the exchange rate as of December 31, 2008.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Bank Loans (continued)

(6)

On July 25, 2008, VimpelCom-Invest LLC (“Vimpelcom-Invest”), a consolidated Russian subsidiary of VimpelCom, issued Russian ruble-denominated bonds in an aggregate principal amount of 10,000 million rubles (US$427,749 at exchange rate as of July 25, 2008). The bonds are due on July 19, 2013, and bondholders have a put option exercisable on January 22, 2010, at 100% of nominal value plus accrued interest. Interest is to be paid semi-annually. The annual interest rate for the first three payment periods is 9.05%. VimpelCom-Invest will determine the annual interest rate for subsequent periods no later than seven business days before the third interest payment. The amount of debt outstanding under this loan as of December 31, 2008 was 10,000 million rubles, the equivalent to US$340,363.

(7)

As of the date of VimpelCom’s acquisition of Golden Telecom (Note 3), Golden Telecom was a party to a five-year term facility agreement (the “Facility Agreement”) with banks, financial institutions and other institutional lenders as lenders, Citibank, N.A. London Branch and ING Bank N.V. as mandated lead arrangers, and Citibank International plc as agent. The Facility Agreement established an unsecured credit facility under which Golden Telecom, GTS Finance, Inc. and EDN Sovintel LLC (“Sovintel”), wholly-owned subsidiaries of Golden Telecom, may borrow up to an aggregate of US$275,000. The Facility Agreement bears interest at a rate equal to LIBOR plus 1.5% per annum for the first twenty-four months and LIBOR plus 2% per annum thereafter and matures in January, 2012. In April 2008, Sovintel borrowed an additional US$50,000 under the Facility Agreement bringing the total amount borrowed and outstanding under the Facility Agreement as of December 31, 2008 to US$275,000.

(8)

On December 16, 2005, KaR-Tel signed a US$100,000 loan agreement with the EBRD. The EBRD granted US$50,000 from its own sources and another US$50,000 was granted by participation with a group of banks: Citigroup, Bayerische Hypo- und Vereinsbank, Raffeisen Zentralbank Osterreich and Nordea Bank AB. The original interest rate was LIBOR plus 3.9% for the tranche from the EBRD and LIBOR plus 3.5% for the tranche from the participant banks. VimpelCom provided a parent guarantee for up to US$20,000. As of December 31, 2007, the principal debt under this loan agreement was US$90,000. On December 29, 2007, KaR-Tel and EBRD signed the Amended and Restated Loan Agreement in which the parties agreed to increase the amount of the loan facility available to KaR-Tel up to US$130,000 and to amend certain other terms and conditions. EBRD provided US$65,000 from its own sources, and the remaining US$65,000 provided by a group of banks (Raiffeisen Zentralbank Osterreich, Calyon and Nordea). The interest rate is 6-month LIBOR plus 2.05% per annum for the tranche provided by EBRD and 6-month LIBOR plus 1.85% per annum for the tranche provided by the group of banks. The amended agreement allows for the extension of the debt up to 7 years and effected from April 10, 2008, the date when the participating banks signed the agreement. The loan has a number of financial covenants that in case of breach would require KaR-Tel to repay the debt before the stated maturity date. The amount of debt outstanding under this loan as of December 31, 2008 was US$127,965.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Bank Loans (continued)

(9)

On March 26, 2007, VimpelCom’s wholly owned subsidiary Ukrainian Radio Systems CJSC (“URS”) signed a US$100,000 loan agreement with Standard Bank Plc, SMBC and VTB Bank Europe plc. The facility bears interest at a rate of LIBOR plus 1.15% and is fully guaranteed by VimpelCom. The loan will be repaid in five installments, starting from March 26, 2009. On September 18, 2007, URS drew down US$100,000 under this loan agreement. As of December 31, 2008, the principal amount of debt outstanding under this facility was US$100,000.

(10)

On February 24, 2004, Svenska Handelsbanken AB provided a seven-year, US dollar denominated credit line of US$69,700 to VimpelCom under guarantee of the Swedish Export Credits Guarantee Board (“EKN”). The loan is to be repaid in fourteen equal installments, on a semi-annual basis, commencing not later than November 20, 2004. The loan bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. Under the loan agreement, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. The principal amount outstanding under this credit line as of December 31, 2008, was US$24,892.

On November 3, 2005, VimpelCom signed a US$99,705 loan agreement with Svenska Handelsbanken AB under an EKN guarantee. The loan bears interest at LIBOR plus 0.325% per annum. Each tranche borrowed under this loan is to be repaid in fourteen equal installments on a semi-annual basis commencing not later than May 30, 2006. The facility was available for drawing until and including April 30, 2006. As of December 31, 2008, the principal debt under this loan agreement was US$56,974.

(11)

On November 1, 2006, VimpelCom signed a six-year US$99,350 loan agreement arranged by Citibank N.A., and insured by Euler Hermes Kreditversicherungs AG. The loan bears interest at the rate of LIBOR plus 0.1% per annum. The first tranche borrowed under this loan is to be repaid in twelve equal installments on a semi-annual basis commencing on November 21, 2006. The second tranche borrowed under this loan is to be repaid in twelve equal installments on a semi-annual basis commencing not later than May 6, 2007. The principal amount of debt outstanding under this loan as of December 31, 2008 was US$61,191.

(12)

On October 19, 2006 URS signed a US$40,000 loan agreement with Raiffeisen Zentralbank Österreich Aktiengesellschaft. The facility bears interest at a rate of LIBOR plus 1.25% and is fully guaranteed by VimpelCom. The loan should be repaid in five equal quarterly installments starting on October 17, 2008. As of December 31, 2008, the principal amount of debt outstanding under this loan agreement was US$32,000.

(13)

On December 12, 2006 URS signed a US$40,000 loan agreement with Bayerische Landesbank. The facility bears interest at a rate of LIBOR plus 1.0 % and is fully guaranteed by VimpelCom. The loan should be repaid in five equal quarterly installments starting on December 19, 2008. As of December 31, 2008 the principal amount of debt outstanding under this facility was US$32,000.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Bank Loans (continued)

(14)

On June 30, 2005, VimpelCom signed two unsecured loan agreements in an aggregate amount of US$59,000 with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB. The loans have identical terms and bear interest at LIBOR plus 0.35% per annum. The first loan is to be repaid in ten equal installments on a semi-annual basis commencing November 7, 2005, and the second loan is to be repaid in ten equal installments on a semi-annual basis commencing November 18, 2005. As of December 31, 2008, the principal amount outstanding under these loan agreements was US$17,565.

On June 30, 2005, Vostok-Zapad Telecom, at the time a subsidiary of VimpelCom and since merged into VimpelCom, signed a US$22,525 loan agreement with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB under ECA guarantee. In 2006 Vostok-Zapad Telecom was merged into VimpelCom and VimpelCom assumed Vostok-Zapad Telecom’s obligations under this loan facility. The loan bears interest at LIBOR plus 0.35% per annum. The first tranche borrowed under this loan agreement is to be repaid in ten equal installments on a semi-annual basis commencing November 16, 2005, and the second tranche is to be repaid in ten installments on a semi-annual basis commencing April 18, 2006. As of December 31, 2008 the principal amount outstanding under this loan agreement was US$7,455.

(15)

On November 9, 2006, URS signed a US$20,000 loan agreement with OTP Bank (formerly Raiffeisen Ukraine). The facility bears annual interest at a rate of LIBOR plus 3.0% and is fully guaranteed by VimpelCom. The loan should be repaid in four equal quarterly installments starting on January 20, 2009. As of December 31, 2008, the principal amount outstanding under this loan agreement was US$10,000.

(16)

On November 18, 2005, VimpelCom signed a US$250,000 syndicated loan agreement arranged by Citigroup and Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC”). The facility was a three-year unsecured syndicated loan, consisting of a US$147 million revolving loan and a US$103 million amortizing term loan. The facility bore interest an annual rate of LIBOR plus 1.35% for revolving loan, and LIBOR plus 1.50% for term loan and 0.15% utilization fee for disbursements over 50% of the total commitment. The interest rate adjusts based on the Company’s credit ratings. On November, 18, 2008 VimpelCom fully repaid the outstanding indebtedness. As of December 31, 2008, there was no principal debt outstanding under the facility.

(17)

On February 28, 2005, VimpelCom signed a US$425,000 syndicated loan agreement with Citigroup and Standard Bank London Limited (“Standard Bank”). The facility was a three-year unsecured loan, with quarterly principal payments beginning one year after the signing date, and bears interest at LIBOR plus 2.5% per annum. On August 29, 2006, VimpelCom signed an amendment and restated agreement to the facility agreement. Pursuant to the amended and restated facility agreement, the interest rate margin under the facility was reduced from 2.5% to 1% p.a. and certain restrictive covenants were adjusted to be in line with covenants of the syndicated loan facility arranged on November 18, 2005, by Citigroup and SMBC. On February 28, 2008 Vimpelcom fully repaid the outstanding indebtedness in the amount of US$47,223 on this Loan Facility. As of December 31, 2008 there was no outstanding amount under this facility.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Equipment Financing Obligations

VimpelCom has entered into agreements with different equipment vendors for the purchase and installation of mobile telecommunications GSM network equipment. These agreements allow for the expenditures to be deferred similar to a long term debt agreement. The following table provides a summary of VimpelCom’s material outstanding equipment financing indebtedness, including bank loans obtained for the purposes of financing equipment purchases.

Borrower		Vendor	Interest rate	Outstanding debt		Maturity date	Security
				as of December 31,
				2008	2007
Vimpel Com	(1)	HSBC	6 month MOSPRIME + 0.08%	$58,375	$82,197	Semiannually, September 28, 2007 – March 2014	EKN guarantee

KaR-Tel	(2)	Citibank International Plc	6 month LIBOR +0.25%, 6 month LIBOR +0.30%	29,498	42,011	Semiannually, January 24, 2007 - August 28, 2011	VimpelCom guarantee

KaR-Tel	(3)	HVB	6 month LIBOR +0.2%, 6 month LIBOR +0.4%	24,345	33,687	Semiannually, final – December 21, 2011	ATF Bank guarantee

KaR-Tel	(4)	BaernLB (Hermes2)	6 month LIBOR + 0.38%	37,824	—	Semiannually, final – December 27, 2012	EHECA gurantee

Unitel	(5)	Huawei	8%	30,818	17,559	Various dates through 2008	Network equipment

Tacom	(6)	Huawei	8%	3,195	4,886	Various dates through 2008	Network equipment

URS	(7)	Huawei	7%	—	10,817	Various dates through 2008	None

ArmenTel	(8)	Intracom SA	from 3 month EURIBOR + 1.5% to 12 month EURIBOR + 1.5%, 12 month LIBOR plus 1.5%	14,728	21,005	Various dates through 2011	None

ArmenTel	(9)	BNP Paribas	6 month EURIBOR+0.9%	9,991	13,843	Various dates through 2010	None

ArmenTel	(10)	Siemens A.E	3 month EURIBOR +1.5%	1,058	1,402	Various dates through 2012	None

Other				6,679	5,302

Total equipment financing				$216,511	$232,709
Less current portion				(88,704)	(81,050)

Long-term equipment financing				$127,807	$151,659

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Equipment Financing Obligations (continued)

(1)

On September 10, 2007, VimpelCom signed a facility agreement with HSBC Bank PLC. This is a rouble denominated Swedish export credit facility supported by EKN for the total amount of 2,100 million Russian roubles. The facility is to finance equipment and services provided to VimpelCom by Ericsson on a reimbursement basis. The outstanding balance including the accrued interest under this loan as of December 31, 2008 was US$58,375.

(2)

On September 6, 2005, KaR-Tel signed a US$30,000 facility agreement with Citibank Int. plc. under an English Credit Guarantee Department (“ECGD”) guarantee. The purpose of the loan is refinancing of telecommunications equipment delivered from Motorola. VimpelCom provided a parent guarantee for up to US$30,000. Principal amount will be repaid by equal semi-annual payments with interests equal to 6mLibor + 0.25% p.a. As of December 31, 2008 the outstanding balance including the accrued interest was US$10,204 under this loan.

On June 19, 2007, KaR-Tel signed a US$28,599 Facility Agreement with Citibank International plc under an ECGD guarantee. The purpose of the loan is refinancing the deliveries of Motorola telecommunications equipment in 2006-2007. VimpelCom extended its parent guarantee covering the September 6, 2005 loan between KaR-Tel and Citibank International plc, guaranteed by ECGD, to cover this June 19, 2007 loan, for an aggregate parent guarantee of up to US$30,000 for both loans. Principal amount will be repaid by equal semi-annual payments with interests equal to 6mLibor + 0.30% p.a. The outstanding balance including the accrued interest under this loan as of December 31, 2008 was US$19,294.

(3)

On September 14, 2006 KaR-Tel borrowed USD $31,320 under a loan agreement with the Bayerische Hypo- und Vereinsbank AG (“HVB”). The facility is guaranteed by Euler Hermes Kreditversicherungs AG. The loan was provided with a guarantee from ATF Bank amounting to US$20,000. The facility was secured by a pledge of telecommunication equipment with a pledge value of USD 23,756. Principal amount will be repaid by equal semi-annual payments with interests equal to 6mLibor + 0.4% p.a. The outstanding balance including the accrued interest as at December 31, 2008, was US$15,523.

On June 26, 2007 KaR-Tel signed a EUR10,624 loan agreement with HVB to refinance the deliveries of Ericsson equipment through 2006 – 2007. Principal amount will be repaid by equal semi-annual payments with interests equal to 6mLibor + 0.2% p.a. The Facility is guaranteed by EKN export credit agency. The outstanding balance including the accrued interest under this loan as of December 31, 2008 was US$8,822.

(4)

On May 5, 2008, KaR-Tel signed a loan agreement with Bayerische Landesbank, Germany for an aggregate principal amount of US$47,500. The funds were borrowed to reimburse capital expenditures for Alcatel-Lucent Deutschland AG telecommunication equipment. The principal amount will be repaid in 10 equal semi-annual payments plus interest equal to 6-month LIBOR + 0.38% per annum. The maturity date of the loan is December 27, 2012. The loan is guaranteed by Euler Hermes Export Credit Agency. The loan is not secured. The outstanding balance including the accrued interest under this loan as of December 31, 2008 was US$ 37,824.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Equipment Financing Obligations (continued)

(5)

In 2006 Unitel entered into several deferred payment agreements with Huawei Technologies (“Huawei”) for the purchase of telecommunications equipment for an amount up to US$10,743. This indebtedness is secured by the equipment acquired from Huawei and is due on various dates through 2008. As of December 31, 2008 there was no outstanding balance including the accrued interest under these agreements.

In February 2007 Unitel entered into a vendor financing agreement with Huawei providing for financing of an amount up to US$6,900. This debt is secured by the pledge of equipment acquired from Huawei. In April 2007 the parties signed a Supplementary Agreement, increasing total value of the vendor financing agreement up to $7,800. The outstanding balance including the accrued interest under this vendor financing agreement as of December 31, 2008, was US$670.

In July 27, 2007 Unitel entered into a vendor financing agreement with Huawei, for an amount up to US$6,265. This debt is secured by the pledge of equipment acquired from Huawei. On September 29, 2007 Unitel entered into an additional vendor financing agreement with Huawei for financing of an amount up to US$9,600. This debt is also secured by the pledge of equipment acquired from Huawei. The outstanding balance including the accrued interest under this vendor financing agreement as of December 31, 2008, was US$1,634.

In October 2007 Unitel entered into vendor financing agreement with Huawei providing for financing of an amount up to $8,676. This debt is secured by the pledge of equipment acquired from Huawei. The outstanding balance including the accrued interest under this vendor financing agreement as of December 31, 2008, was US$2,471.

On February 15, 2008, the Company’s wholly-owned subsidiary Unitel entered into a new vendor financing agreement with Huawei providing for financing of an amount up to US$31,591. This debt is secured by the pledge of equipment acquired from Huawei. The facility bears interest at 8% per annum. On June 12, 2008, the Company’s wholly-owned subsidiary Unitel entered into new vendor financing agreements with Huawei providing for financing of an amount up to US$18,835. This debt is secured by the pledge of equipment acquired from Huawei. The facility bears interest at 8% per annum. The outstanding balance including the accrued interest under agreements with Huawei as of December 30, 2008 was US$26,043.

(6)

In April, 2006, Tacom entered into a vendor financing arrangement with Huawei for the purchase of the GSM equipment. This indebtedness is secured by the equipment acquired from Huawei. As of December 31, 2008, outstanding balance including the accrued interest under this agreement including the accrued interest was US$3,195.

(7)

On June 30, 2006, URS and Huawei signed a vendor financing agreement with a total contract value of US$16,819. As of December 31, 2008, there were no outstanding balance under this agreement.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Equipment Financing Obligations (continued)

(8)

On November 16, 2006, when VimpelCom completed the acquisition of ArmenTel (Note 3), ArmenTel had vendor financing agreements with Intracom SA. The following loans were used for purchasing telecommunications equipment and developing their network:

The loan for the total amount of EUR48,726 was signed on July 1, 2002. The balance, including accrued interest, as of December 31, 2008, is $9,648. The loan matures in June 2012.

Three loans, for the total amount of EUR6,905, were signed on October 20, 2005, March 23, 2006, and April 14, 2006. The cumulative balances, including accrued interest, as of December 31, 2008 amounted to US$5,080.

(9)

ArmenTel entered into a vendor financing agreement with BNP Paribas on March 21, 2006, for financing telecommunication equipment with Siemens Belgium. The outstanding balance, including accrued interest, as at December 31, 2008 was US$9,991.

(10)

ArmenTel signed a vendor financing agreement with Siemens AE for financing telecommunication equipment on March 30, 2006. The outstanding balance, including accrued interest, as at December 31, 2008 was US$1,058.

Future payments under bank loans, equipment financing and capital lease agreements and other debt are as follows:

2009	1,909,221
2010	1,991,560
2011	1,502,556
2012	324,260
2013	1,098,288
Thereafter	1,617,041

Total	8,442,926

Other Debt

In April 2007, VimpelCom entered into an agreement to sell a 33.3% ownership interest in its wholly-owned subsidiary, Freevale Enterprises, Inc. (BVI) for a sale price of US$20,000. Freevale Enterprises owns 21.0% of Unitel. The sale effectively represents 7% of Unitel. The transaction was finalized on June 14, 2007. In connection with this agreement, the purchaser granted to VimpelCom an option to acquire the entire remaining interest held by the purchaser and, simultaneously, VimpelCom granted to the purchaser an option to sell to VimpelCom the entire remaining interest held by the purchaser. The future price is based on a formula; however in no event will the future price be less than US$57,500 or more than US$60,000. Following the provisions of EITF No. 00-4, Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary, the sale consideration was accounted for as a secured borrowing of US$20,000. The borrowing will be accreted to the minimum purchase price of the put and call arrangement up to August 31, 2009, which is the date at which the put and call options first become exercisable. As of December 31, 2008, principal amount of debt outstanding under this agreement was US$41,871.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Other Debt (continued)

In November and December 2008, VimpelCom issued promissory notes in the amount equivalent to US$81,660 as of December 31, 2008. The promissory notes were issued as an advance payment to secure future services. The promissory notes are ruble-denominated and bear no interest. They mature at weekly intervals within the period up to November, 2009. As of December 31, 2008 the outstanding debt under promissory notes was US$72,130.

14.	Equity

In 1996, VimpelCom issued 6,426,600 shares of preferred stock. As of December 31, 2008, all of the shares of preferred stock were owned by Eco Telecom. Each share of preferred stock entitles its holder to (i) one vote, (ii) to receive a fixed dividend of .001 rouble per share per year and (iii) to receive a fixed liquidation value of .005 rouble per share in the event of VimpelCom’s liquidation, to the extent there are sufficient funds available. As of December 31, 2008, the official exchange rate was 29.3804 rubles per 1 US dollar. Each share of preferred stock is convertible into one share of common stock at any time after June 30, 2016, at the election of the holder upon payment to VimpelCom of a conversion premium equal to 100% of the market value of one share of common stock at the time of conversion.

On April 22, 2005, VimpelCom’s Board of Directors (the “Board”) approved Amendment No. 1 to the Amended and Restated Stock Option Plan (the “Plan”) in order to increase the maximum aggregate number of shares authorized under the plan from 250,000 to 450,000 and to extend the expiration date of the Plan from December 31, 2006, to December 31, 2015. In June 2005, VimpelCom purchased 135,508 shares of its common stock for US$18,374 in open market transactions and then transferred these shares to VC ESOP N.V. VimpelCom utilized the purchased shares for the issuance of stock based compensation awards under the Plan. On April 7, 2006, the Board approved Amendment No. 2 to the Plan in order to increase the maximum aggregate number of share authorized under the Plan from 450,000 to 650,000. In April and May 2006, VC ESOP N.V. purchased 200,000 shares of VimpelCom’s common stock for US$38,535 in open market transactions, the purchased shares were utilized for the issuance of stock based compensation awards under the Plan. On May 24, 2006, the Board approved Amendment No. 3 to the Plan making certain amendments to the method of exercise under the Plan.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

14.	Equity (continued)

On December 14, 2006, the Board approved Amendment No. 4 to the Plan in order to increase the maximum aggregate number of shares authorized under the Plan from 650,000 to 1,050,000 and established a systematic purchasing plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to facilitate repurchases of up to 1,600,000 ADSs (before the change in the ADS ratio mentioned below). Rule 10b5-1 permits a public company to repurchase its shares at times when it ordinarily would not be in the market because of self-imposed trading blackout periods. Under VimpelCom’s Rule 10b5-1 plan, certain specified amounts of ADSs may be purchased on a daily basis provided that specified trading prices are achieved. Purchases may be made in the open market or through privately negotiated transactions, all in accordance with U.S. and Russian securities law, including the volume, price, timing and other requirements of Rule 10b-18 of the Exchange Act. VimpelCom’s Rule 10b5-1 plan commenced on May 1, 2007, and 800,000 ADSs (the equivalent of 200,000 shares of the Company’s common stock, prior to the adjustment in the ADS ratio mentioned below) were repurchased between May 1, 2007, and May 8, 2007, at an average price of US$101.29 (pre-ADS split as discussed below), for a total aggregate consideration of approximately US$81,069.

In connection with the Plan in 2008 VimpelCom established a systematic purchasing plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, to facilitate repurchases of up to 4,000,000 of the Company’s American Depositary Shares (“ADSs”), which is equivalent to 200,000 shares of the Company’s common stock (as adjusted for the change in the ADS ratio mentioned below). In June and July 2008, VC ESOP N.V. purchased 200,000 shares of VimpelCom’s common stock for US$114,476 in open market transactions, the purchased shares were utilized for the issuance of stock based compensation awards under the Plan.

The shares held by VC ESOP N.V. (663,614 shares and 504,182 shares as of December 31, 2008 and 2007, respectively) were treated as treasury shares in the accompanying consolidated financial statements.

In March 2007, the Board approved the Company’s dividend policy. Subject to the constraints and guidelines contained in the dividend policy as well as those under Russian law, the policy contemplates that the Board will recommend the payment of cash dividends annually and the amount of the annual dividend will generally be equal to at least 25.0% of the consolidated net income (which is equivalent to net income attributable to VimpelCom following our adoption of SFAS 160), as determined under U.S. GAAP.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

14.	Equity (continued)

In 2007 a dividend was paid in the amount of 166.88 Russian rubles per share of the common stock (or approximately US$0.32 per ADS based on the Russian Central Bank exchange rate as of date of approval, June 29, 2007, as adjusted for the change in the ADS ratio mentioned below) based on the results of the 2006 fiscal year, amounting to a total of RUR 8.6 billion (or approximately $331,742 based on the Russian Central Bank exchange rate as of June 29, 2007). In accordance with Russian tax legislation, VimpelCom withheld a tax of up to 30% on the dividend amount upon payment, which was approximately RUR1.2 billion (or approximately $44,664 based on the Russian Central Bank exchange rate as of June 29, 2007). At the Annual General Shareholders Meeting held on June 9, 2008 the shareholders approved payment of a cash annual dividend to holders of common registered shares in the amount of 270.01 Russian rubles per common share of VimpelCom stock, or approximately $0.57 per ADS based on the Russian Central Bank exchange rate as of June 9, 2008 based upon the results of the 2007 fiscal year, amounting to a total of RUR 13.85 billion (or approximately $588,580 based on the Russian Central Bank exchange rate as of June 9, 2008). In accordance with Russian tax legislation, VimpelCom withheld a tax of up to 15% on the dividend amount, which was approximately RUR1.9 billion (or approximately $79,080 based on the Russian Central Bank exchange rate as of June 9, 2008).

On February 4, 2009, the Board of the Company has decided unanimously to recommend to the Annual General Shareholders meeting that the Company not pay dividends on its common stock based on 2008 results.

On August 8, 2007, VimpelCom announced a change in the ratio of its ADSs traded on the NYSE from four ADSs for one common share to 20 ADSs for one common share effective August 21, 2007. To implement the ratio change, VimpelCom ADS holders of record at the close of business on August 17, 2007, received four additional ADSs for every ADS held. The distribution date to ADS holders was August 21, 2007. There were no changes to VimpelCom’s underlying common shares. All amounts in the accompanying financial statements have been restated to reflect the revised ratio, except where otherwise indicated.

Each outstanding share of VimpelCom’s common stock entitles its holder to participate in shareholders meetings, to receive dividends in such amounts as have been validly approved by shareholders, and in the event of VimpelCom’s liquidation, to receive part of VimpelCom’s assets to the extent there are sufficient funds available.

In accordance with Russian legislation, VimpelCom can distribute all profits as dividends or invest them into the operations. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements, not out of amounts previously transferred to reserves. In accordance with Russian tax legislation, dividends are subject to a withholding tax of up to 15% when payable, starting from January 1, 2008. Transfers to reserves have been insignificant through December 31, 2008. As of December 31, 2008, VimpelCom’s retained earnings distributable under Russian legislation were US$4,382,089 (non-audited), at the official year-end exchange rate.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15.	Income Taxes

VimpelCom and its subsidiaries file their tax returns as prescribed by the tax laws of the jurisdictions in which they operate. The provision for income taxes varies from the amount computed by applying the statutory rate (24%) to income before taxes due to certain tax benefits allowed under applicable tax legislation, the non-deductibility of certain expenses and income (loss) being generated in jurisdictions having different tax rates (Kazakhstan – 30%, Ukraine and Tajikistan – 25%, Armenia – 20%, Georgia – 15%, in Uzbekistan there is a complex income tax regime, that results in an effective rate of approximately 18%). In 2008, the governments of the Russian Federation and Kazakhstan enacted tax law changes which decreased the tax rates to 20% effective January 1, 2009. As the tax rate change was enacted in 2008, the impact on deferred tax balances ($137,762) is reflected as of December 31, 2008. Income tax exemptions relate primarily to accumulated tax losses, which may be carried forward for use against future taxable income. However, tax losses do not have an effect on Income Tax Rate (unless reserved by a valuation allowance). Non-deductible expenses consist primarily of legal, consulting, representational and other expenses in excess of allowable limits.

Income tax expense consisted of the following for the years ended December 31:

	2008	2007	2006
Current income taxes	$396,588	$561,070	$330,520
Deferred taxes	(92,654)	32,858	60,143

	$303,934	$593,928	$390,663

A reconciliation between the income tax expense reported in the accompanying consolidated financial statements and income before taxes multiplied by the Russian Federation statutory tax rate of 24% for the years ended December 31 is as follows:

	2008	2007	2006
Income tax expense computed on income before taxes at Russian statutory tax rate	$213,896	$508,886	$290,913
Effect of goodwill impairment	89,056	—	—
Effect of deductible temporary differences not recognized as measured by the change in valuation allowance	58,871	187	8,681
Effect of non-deductible expenses	42,515	71,028	42,246
Effect of tax claims	15,738	(615)	26,531
Taxable capital contribution	14,875	15,001	—
Effect of different tax rates in different jurisdictions	8,768	8,984	1,120
Effect of difference in foreign exchange gain/loss recognition	—	—	25,197
Effect of change in statutory Income tax rate	(137,762)	—	—
Other	(2,023)	(9,543)	(4,025)

Income tax expense reported in the accompanying consolidated financial statements	$303,934	$593,928	$390,663

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15.	Income Taxes (continued)

In 2008, 2007 and 2006, VimpelCom completed a series of significant acquisitions which resulted in the recognition of the fair values of assets and liabilities as of the dates of acquisition (Note 3). The purchase price allocation conducted by the Company resulted in a significant increase in the deferred tax liabilities associated with the fair value of the property and equipment, licenses and other intangible assets recognized in the purchase accounting.

VimpelCom has the following significant balances for income tax losses carried forward, fully provisioned as of December 31, 2008 and December 31, 2007, respectively:

Jurisdiction	Balance as of 31.12.2008	Period for carry-forward
Urkaine	166,626	Carry-forward rule is set up annually by legislation. The rule as of the end of 2008 – period not limited in time
USA	43,781	2019-2028
Russia	10,260	2015-2018
Georgia	44,125	2012-2013
Cyprus	20,615	Not limited in time
Belgium	20,489	Not limited in time

Total	305,896

For financial reporting purposes, a valuation allowance has been recognized to reflect management’s estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences.

Starting from January 1, 2007, the Company adopted the provisions of FIN 48 (Note 2). The reconciliation of the total amounts of unrecognized tax benefit, including fines and penalties (interest), for the years ended December 31, 2008 and December 31, 2007 presented in the table below:

Balance as of January 1, 2007 adoption	$44,344
The gross amounts of the increase (decreases) in unrecognized tax benefits, included in income tax expense in the accompanying consolidated statements of income, as a result of:
Increase of tax positions taken during the current period	3,146
Decrease of tax positions taken during the current period	(353)
Increase of tax positions taken during a prior period	5,880
Decrease of tax positions taken during a prior period	(9,441)
Decrease in the unrecognized tax benefits as a result of resolution through litigation	(1,063)
Foreign currency translation adjustment	2,567

Balance as of December 31, 2007	$45,080

The amount of increases in the unrecognized tax benefits as a result of business combinations	$11,389
The gross amounts of the increase (decreases) in unrecognized tax benefits, included in income tax expense in the accompanying consolidated statements of income, as a result of:
Increase of tax positions taken during the current period	43,719
Decrease of tax positions taken during the current period	(2,648)
Increase of tax positions taken during a prior period	30,139
Decrease of tax positions taken during a prior period	(42,875)
Decrease in the unrecognized tax benefits as a result of resolution through litigation	(16,176)
Foreign currency translation adjustment	(10,257)

Balance as of December 31, 2008	$58,371

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15.	Income Taxes (continued)

The amount of total unrecognized tax benefit as of December 31, 2008 and December 31, 2007, includes US$56,101 and US$20,169, respectively, of unrecognized tax benefits that, if recognized, would affect the effective income tax rate in any future periods.

At January 1, 2008, the Company had accrued US$10,311, US$10,148 for the potential payment of fines and penalties (interest), respectively. For the year ended December 31, 2008 and December 31, 2007, the Company accrued additional fines and penalties (interest) of US$11,275, US$3,832 and US$1,488, US$4,826, respectively. The total amounts of fines and penalties (interest) recognized in the consolidated balance sheet as of December 31, 2008 comprised US$9,226, US$3,625.

The Russian tax inspectorate has completed its examination of VimpelCom’s tax filings for the years 2003-2006 (Note 21). The court hearings with respect to the tax inspectorate claims for tax years 2003-2004 has been finalized, therefore, they will not affect the amount of the unrecognized income tax benefits as of December 31, 2008. The court hearings related to the tax inspectorate claims resulting from the examination of 2005-2006 tax years, if finalized in 2009 could possibly change the amount of the unrecognized income tax benefits.

The total amount of unrecognized tax benefit that could significantly increase or decrease within 12 months due to lapse of statutory limitation term or the results of foregoing litigations comprised US$13,203 and US$37,077 as of December 31, 2008 and December 31, 2007, respectively.

Due to the fact that, subject to certain legal issues, the 2005 year remains open to a repeated examination by the tax authorities, the Company considers the tax years from 2005 through 2008 to be open. VimpelCom’s subsidiaries in Tajikistan, Ukraine and Uzbekistan are subject to income tax examinations for the tax years 2005 through 2008; the subsidiary in Georgia is subject to income tax examination for the tax years 2003 through 2008; the subsidiary in Kazakhstan is subject to income tax examination for the tax years 2004 through 2008; and the subsidiary in Armenia is subject to income tax examination for the tax years 2006 through 2008. Management is unable to reliably predict the outcome of any tax examinations and the materiality of their impact on VimpelCom’s consolidated financial statements, if any.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15.	Income Taxes (continued)

The following deferred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the temporary differences between the carrying amounts and tax base of assets and liabilities are expected to reverse. The amounts reported in the accompanying consolidated financial statements at December 31 consisted of the following:

	2008	2007
Deferred tax assets:
Short term
Accrued operating and interest expenses, including gain from derivatives	$7,111	$22,255
Deferred revenue	68,094	55,557
Bad debts assets	7,856	19,968
Derivatives	—	2,678
Loss carry-forwards	3,079	8,408
Long term
Accrued operating and interest expenses	9,345	11,189
Non-current assets	2,627	5,707
Loss carry-forwards	75,356	610

	173,468	126,372
Valuation allowance	(74,707)	(10,280)

	98,761	116,092
Deferred tax liabilities:
Short term
Bad debts provision	945	178
Long term
Property and equipment	317,638	312,445
Telecommunication licenses	144,379	175,960
Customer relationships and other intangible assets	166,478	58,225
Other non-current assets	30,789	43,818
Accounts payable	—	2,043
Derivatives	—	1,292

	660,229	593,961

Net deferred tax liabilities	561,468	477,869

Add current deferred tax assets	82,788	98,407
Add non-current deferred tax assets	1,521	—
Less current deferred tax liability	(1,302)	—

Total long-term net deferred tax liability	$644,475	$576,276

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15.	Income Taxes (continued)

At December 31, 2008, undistributed earnings of our foreign subsidiaries indefinitely invested outside of the Russian Federation amounted to approximately US$550,000. We have not provided deferred taxes on these earnings because we intend that they will remain indefinitely invested outside of the Russian Federation. Determination of the amount of unrecognized deferred taxes related to these undistributed earnings is not practical.

16.	Valuation and Qualifying Accounts

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2008, 2007 and 2006:

Balance as of December 31, 2005	$16,467
Provision for bad debts	25,781
Accounts receivable written off	(4,973)
Foreign currency translation adjustment	2,208

Balance as of December 31, 2006	39,483
Provision for bad debts	62,444
Accounts receivable written off	(55,966)
Foreign currency translation adjustment	3,143

Balance as of December 31, 2007	49,104
Provision for bad debts	64,559
Accounts receivable written off	(78,761)
Foreign currency translation adjustment	(2,958)

Balance as of December 31, 2008	$31,944

The provision for bad debts included in the accompanying consolidated statements of income is net of related value-added taxes of US$9,848, US$9,525 and US$3,933 for the years ended December 31, 2008, 2007 and 2006 respectively.

17.	Related Party Transactions

The Company from time to time enters into certain transactions with its shareholders and their affiliates and other related parties.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

17.	Related Party Transactions (continued)

Transactions between VimpelCom and its related parties, except for the transactions described below, consist primarily of services from the related parties and loans to them, which are not material to the financial results of VimpelCom. The following table summarises the significant transactions and balances with related parties:

	2008	2007	2006
Revenue from Alfa	$10,377	$—	$—
Revenue from Telenor	3,221	—	—
Revenue from associates	9,622	520	111
Revenue from other	3,934	21,079	8,407

	$27,154	$21,599	$8,518

Services from Alfa	$9,122	$1,806	$384
Services from Telenor	3,264	590	1,293
Services from associates	35,900	7,992	4,407
Services from other	5,039	8,160	5,567

	$53,325	$18,548	$11,651

Accounts receivable from Alfa	$3,536	$—
Accounts receivable from Telenor	396	—
Accounts receivable from associates	163,871	133
Accounts receivable from other	393	5,272

	$168,196	$5,405

Accounts payable to Alfa	$434	$—
Accounts payable to Telenor	106	49
Accounts payable to associates	5,248	1,627
Accounts payable to other	1,704	1,097

	$7,492	$2,773

Outstanding balances and transactions with Alfa represent results of operations with VimpelCom’s shareholder Eco Telecom, its consolidated subsidiaries, its direct owners and their consolidated subsidiaries. In particular, VimpelCom has contracts with Alfa Insurance to provide the Company with property and equipment liability insurance; the General Service Agreement with Altimo for provision of legal and personnel services. The Company also has a contracts to provide fixed telecommunication service to Eco Telecom and its subsidiaries.

VimpelCom maintains bank accounts in Alfa Bank, which are used for payroll and other payments in the ordinary course of business. The balances in these bank accounts were US$139,114 and US$52,736 at December 31, 2008 and 2007, respectively.

Outstanding balances and transactions with Telenor represent results of operations with VimpelCom’s shareholder Telenor, its consolidated subsidiaries, its direct owners and their consolidated subsidiaries. In particular, VimpelCom has roaming contracts with ProMonte Montenegro, DTAC/UCOM Thailand, ProMonte Montenegro, Telenor Mobil AS Norway, Pannon GSM Telecommunications Ltd. Hunga, Telenor Mobile Sweden Norway; the General Agreement for provision of personnel and General Services Agreement with Telenor Russia AS. VimpelCom also has a contract to provide fixed telecommunication service to Telenor Mobile Holding AS Norway.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

17.	Related Party Transactions (continued)

Outstanding balances and transactions with associates include operations with VimpelCom’s equity investees (Note 10). Euroset transactions included from the acquisition date (Note 3) mainly represent dealer commission payments for the acquisition of new subscribers and commission for payments receipts. Operations with associates also include purchase of bill delivery services from Firma Kurier. VimpelCom also has a contract to provide fixed telecommunication service with ZAO Rascom.

18.	Earnings per Share

Net income per common share for all periods presented has been determined in accordance with SFAS No. 128, Earnings per Share, by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income per share of common stock has been adjusted by a factor of twenty to determine net income per ADS equivalent as each ADS is equivalent to one-twentieth of one share of common stock.

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,
	2008	2007	2006
	(In thousands of US dollars, except per share amounts)
Numerator:
Net income before cumulative effect of change in accounting principle attributable to VimpelCom	$524,334	$1,462,706	$813,371

Denominator:
Denominator for basic earnings per share – weighted average shares	50,700	50,818	50,911
Effect of dilutive securities:
Employee stock options	3	—	36
Denominator for diluted earnings per share – assumed conversions	50,703	50,818	50,947

Basic net income attributable to VimpelCom per common share	$10.34	$28.78	$15.98

Diluted net income attributable to VimpelCom per common share	$10.34	$28.78	$15.97

Employee stock options that are out of the money as of December 31, 2008 that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

19.	Stock Based Compensation Plan

As discussed in Note 14, VimpelCom has adopted a stock based compensation plan, which has been amended since inception.

The Plan is administered by a Committee which, as of December 31, 2008, consisted of the Compensation Committee of VimpelCom’s Board. The Committee has the power to determine the terms and conditions of grants under the Plan, including the number of options to be granted, the exercise price and the vesting schedule.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

19.	Stock Based Compensation Plan (continued)

The following table summarizes the activity for the plan:

	Number of Options
	2008	2007	2006
Options outstanding, beginning of year	459,825	372,261	208,267
Options granted	223,000	279,500	273,500
Options exercised	(62,970)	(177,436)	(79,006)
Options forfeited	(47,558)	(14,500)	(30,500)

Options outstanding, end of year	572,297	459,825	372,261

Options exercisable, end of year	264,516	92,825	83,428

No options expired in the years ended December 31, 2008, 2007 or 2006. The following table summarizes the weighted-average exercise prices of options for each of the following groups of options as of December 31, 2008:

	Options granted in 2005	Options granted in 2006	First options granted in 2007	Second options granted in 2007	Options granted in 2008	Total
The number of options outstanding, beginning of year	46,400	142,425	261,500	9,500	—	459,825
Weighted-average exercise price of options outstanding	136.9	177.0	401.9	496.2	—	307.4
The number of options granted	—	—	—	—	223,000	223,000
Weighted-average exercise price of options granted	—	—	—	—	658	658
The number of options exercised	(14,310)	(38,560)	(10,100)	—	—	(62,970)
Weighted-average exercise price of options exercised	136.9	177.0	401.9	—	—	204.0
The number of options forfeited	—	—	(22,250)	(2,219)	(23,089)	(47,558)
Weighted-average exercise price of options forfeited	—	—	401.9	496.2	658.0	530.6
Options outstanding, end of year	32,090	103,865	229,150	7,281	199,911	572,297
Weighted-average exercise price of options outstanding	136.9	177.0	401.9	496.2	658.0	436.9
The weighted-average remaining contractual life (years)	0.5	1.3	2.4	3	3.4	2.5
The aggregate intrinsic value of options outstanding	190	—	—	—	—	190
Out of the options outstanding at the end of the year
The number of options exercisable	32,090	103,865	121,400	4,750	2,411	264,516
Weighted-average exercise price of options exercisable	136.9	177.0	401.9	496.2	658.0	285.5
The weighted-average remaining contractual life (years)	0.5	1.3	2.4	2.7	3.4	1.7
The aggregate intrinsic value of options exercisable	190	—	—	—	—	190

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

19.	Stock Based Compensation Plan (continued)

The options granted generally vest at varying rates over two year periods. If certain events provided for in the Plan and the agreement relating to each option grant occur, the vesting period for certain employees is accelerated. VimpelCom recognizes compensation cost separately for each vesting tranche for awards subject to the graded vesting. The total fair values of shares vested during the years ended and as of December 31, 2008, 2007 and 2006 were of US$5,683, US$60,148 and US$14,275, respectively. The number of shares converted for the 62,970 options exercised during 2008 was 40,568 and share-based liabilities paid to employees was of US$25,487. The number of shares converted for the 177,436 options exercised during 2007 was 100,113 and share-based liabilities paid to employees was of US$51,471. The number of shares converted for the 79,006 options exercised during 2006 was of 49,411 and share-based liabilities paid to employees was of US$12,855. Amounts of liabilities paid were equal to intrinsic value of options exercised as of exercise date.

The manner of exercise of stock options, prior to December 24, 2008, required variable accounting for stock-based compensation under FAS No. 123R and the options were considered liability awards. The amount of compensation expense in respect of the Plan included in the accompanying consolidated statements of operations was US$121,890 gain, US$171,242 expense and US$44,317 expense in the years ended December 31, 2008, 2007 and 2006, respectively. As of the balance-sheet date presented, the total compensation cost related to non-vested awards not yet recognized is US$2,255 and the weighted-average period over which it is expected to be recognized is 1.2 years.

The fair value of the options has been estimated using a Black Scholes option pricing model that uses the following significant assumptions. Expected term of the options was determined based on analysis of historical behavior of stock option participants. Expected volatility of VimpelCom’s shares was estimated based on the historical volatility of the shares on the New York Stock Exchange over the period equal to the expected life of the option granted and other factors. The dividend yield was included into the model based on last dividend payment. The risk free rate was determined using the rate on Russian Government Bonds, having a remaining term to maturity equal to the expected life of the options, approximated where applicable. Forfeiture rate was determined as an average for the historic experience for all grants.

The following table illustrates the major assumptions of the Black Scholes model for each of the following groups of options as of December 31, 2008:

	Options granted in 2005	Options granted in 2006	First options granted in 2007	Second options granted in 2007	Options granted in 2008	Total

Expected volatility	147%-180%	127%-184%	123%-156%	110%-154%	91%-156%
The weighted-average expected term (in years)	0.2	0.4	0.6	0.7	1.3	0.8
Expected dividend yield	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%
Risk free interest rate	7,6%-8,7%	7,9%-9,0%	8,3%-9,2%	8,3%-10%	8,3%-11,8%
Forfeiture rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

19.	Stock Based Compensation Plan (continued)

As of December 31, 2008, the equity related to the share-based compensation arrangements granted under the Plan amounted to US$12,030.

In addition to the Plan, members of the Board who are not employees participate in a “phantom” stock plan, pursuant to which they each receive up to a maximum of 20,000 phantom ADSs per year with an additional 10,000 phantom ADSs granted to the chairman of the Board and 10,000 phantom ADSs granted to each director for serving as head of any official committee of the Board, provided that the amount paid to a director upon redemption may not exceed US$3.00 per phantom ADS per year of each one-year term served by the director. The number of phantom ADS to be granted to each director is set by the Board. The phantom ADS may be redeemed for cash on the date the director ceases to be a director; provided, however, that directors who are re-elected to the Board may redeem such phantom ADS related to a previous period of his/her service as a director at any time from the date of his or her re-election to the date he or she is no longer a director. As of December 31, 2008, an aggregate of 1,360,000 phantom ADS were outstanding under phantom stock plan, of which 1,140,000 are currently redeemable or will become redeemable within 60 days of the financial statement date at prices per phantom ADS ranging from US$0.96 to US$20.88. As of December 31, 2008, the liability related to the phantoms amounted to US$2,416.

VimpelCom’s senior managers are also eligible to receive phantom ADSs in an amount approved by the Compensation Committee of the Board. The Board determines the aggregate amount of phantom ADSs that may be granted to senior managers in each calendar year. In 2007 and 2008, the Board authorized the granting of 2,575,000 and 4,460,000 phantom ADSs, respectively. As of December 31, 2008, an aggregate of 3,375,000 phantom ADSs were outstanding, of which 2,172,120 are currently redeemable or will become redeemable within 60 days of the financial statement date at a price per phantom ADS ranging from US$32.2 to US$44.98. As of December 31, 2008, the liability related to the phantom ADSs amounted to US$325.

20.	Segment Information

Historically, VimpelCom has reflected its reportable segments on a geographical basis. Management has historically taken this approach as this is effectively how the business is managed, which is in line with the requirements of SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information (“SFAS No. 131”).

Management analyzes the reportable segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. The segment data for acquired operations are reflected herein from the date of their acquisitions. The Board and management utilize more than one measurement and multiple views of data to measure segment performance. However, the dominant measurements are consistent with VimpelCom’s consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments on a regular basis primarily based on revenue, operating income, income before income taxes and net income along with cash flows and overall economic returns. Inter-segment revenues are eliminated in consolidation. Inter-segment revenues may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those of VimpelCom.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

20.	Segment Information (continued)

Starting from the date of acquisition of Golden Telecom (Note 3), VimpelCom’s Board and management identified Russia mobile, Russia fixed, CIS mobile and CIS fixed reporting segments based on the business activities in different geographical areas. These segments have been determined based on the nature of their operations: mobile includes activities for the providing of wireless telecommunication services to the Company’s subscribers; fixed line includes all activities for providing wireline telecommunication services, broadband and consumer Internet. The Board and management assess the performance of these operating segments as part of their review of the geographic reportable segments. Information about other business activities and operating segments that are not reportable due to non materiality of business activity was combined and disclosed in the “Other” category separate from other reconciling items.

Financial information by reportable segment for the years ended December 31, 2008, 2007 and 2006 is presented in the following tables.

Year ended December 31, 2008:

	Russia Mobile	Russia Fixed line	CIS Mobile	CIS Fixed line	Other	Total
Net operating revenues from external customers	$7,310,487	$1,286,697	$1,294,677	$225,071	$—	$10,116,932
Intersegment revenues	61,279	142,769	20,318	47,663	—	272,029
Impairment loss	—	315,049	90,078	—	37,620	442,747
Depreciation and amortization	1,204,676	219,442	368,305	88,526	215	1,881,164
Operating income	2,667,369	(191,226)	81,765	23,942	(45,900)	2,535,950
Interest income	97,451	14,703	4,081	1,140	1,685	119,060
Interest expense	(464,682)	(18,209)	(52,235)	(5,982)	(1,968)	(543,076)
Income before income taxes	1,463,321	(268,040)	(196,607)	250	(107,690)	891,234
Income tax expense/(benefit)	316,911	(1,863)	(1,439)	(5,062)	(4,613)	303,934
Net income attributable to VimpelCom	1,145,969	(266,443)	(260,448)	3,372	(98,116)	524,334
Total assets	8,284,753	4,088,643	3,061,215	781,917	543,080	16,759,608
Non-current assets other than goodwill	5,132,739	1,579,043	1,926,447	672,335	531,140	9,841,704
Goodwill	749,978	1,935,455	781,382	10,127	—	3,476,942
Expenditures for long-lived assets	1,432,807	343,601	636,069	139,041	19,327	2,570,845

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

20.	Segment Information (continued)

Year ended December 31, 2007:

	Russia Mobile	Russia Fixed line	CIS Mobile	CIS Fixed line	Other	Total
Net operating revenues from external customers	$6,090,316	$—	$937,419	$143,363	$—	$7,171,098
Intersegment revenues	3,354	—	10,413	—	—	13,767
Depreciation and amortization	1,108,971	—	220,339	61,243	—	1,390,553
Operating income	1,991,833	—	198,592	15,765	—	2,206,190
Interest income	54,535	—	662	490	—	55,687
Interest expense	(168,944)	—	(47,146)	(1,415)	—	(217,505)
Income before income taxes	1,937,086	—	169,715	13,555	—	2,120,356
Income tax expense	514,819	—	76,357	2,752	—	593,928
Net income attributable to VimpelCom	1,422,221	—	30,661	9,824	—	1,462,706
Total assets	7,891,322	—	2,568,758	473,278	24,620	10,957,978
Non-current assets other than goodwill	5,586,534	—	1,790,698	400,556	24,363	7,802,151
Goodwill	451,428	—	565,266	23,122	—	1,039,816
Expenditures for long-lived assets	1,072,520	—	634,123	66,176	—	1,772,819

Year ended December 31, 2006:

	Russia Mobile	Russia Fixed line	CIS Mobile	CIS Fixed line	Other	Total
Net operating revenues from external customers	$4,400,296	$—	$450,760	$16,922	$—	$4,867,978
Intersegment revenues	1,509	—	3,572	—	—	5,081
Depreciation and amortization	900,292	—	145,949	8,223	—	1,054,464
Operating income	1,403,247	—	(4,665)	(1,263)	—	1,397,319
Interest income	22,599	—	699	51	—	23,349
Interest expense	(173,796)	—	(20,422)	(64)	—	(194,282)
Income before income taxes	1,231,267	—	(18,965)	(164)	—	1,212,138
Income tax expense	373,666	—	16,539	458	—	390,663
Net income attributable to VimpelCom	855,065	—	(42,629)	(947)	—	811,489
Total assets	6,549,159	—	1,730,423	372,413	20,692	8,672,687
Non-current assets other than goodwill	4,902,615	—	1,276,718	336,772	20,662	6,536,767
Goodwill	248,968	—	518,892	7,363	—	775,223
Expenditures for long-lived assets	1,049,481	—	457,764	4,868	—	1,512,113

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

20.	Segment Information (continued)

A reconciliation of VimpelCom’s total segment financial information to the corresponding consolidated amounts follows:

	Segment total	Intersegment interest	Consolidated totals
For the year ended December 31, 2008
interest income	119,060	(47,442)	71,618
interest expense	(543,076)	47,442	(495,634)
For the year ended December 31, 2007
interest income	55,687	(22,666)	33,021
interest expense	(217,505)	22,666	(194,839)
For the year ended December 31, 2006
interest income	23,349	(7,878)	15,471
interest expense	(194,282)	7,878	(186,404)

	December 31, 2008	December 31, 2007
Assets

Total assets for reportable segments	$16,759,608	$10,957,978

Elimination of intercompany balances	(1,034,455)	(389,094)

Total consolidated assets	$15,725,153	$10,568,884

In Russia and Kazakhstan, our revenues from external customers amounted to US$8,597,184 and US$740,378 for the year ended December 31, 2008, respectively and long-lived assets amounted to US$6,206,125 and US$998,216 as of December 31, 2008, respectively.

21.	Commitments, Contingencies and Uncertainties

The economies of Russia, Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Georgia and Armenia continue to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of their territories. The continued success and stability of the economies of Russia, Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Georgia and Armenia will be significantly impacted by their respective governments’ continued actions with regard to supervisory, legal and economic reforms.

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. The ongoing global financial crisis has resulted in capital markets instability, significant deterioration of liquidity in the banking sector, and tighter credit conditions within Russia as well as ruble depreciation. While the Russian Government has introduced a range of stabilization measures aimed at providing liquidity and supporting debt refinancing for Russian banks and companies, there continues to be uncertainty regarding the access to capital and cost of capital for Russian companies. The crisis may also damage purchasing power of our customers mainly in business sector and thus lead to decline in revenue streams and cash generation.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

21.	Commitments, Contingencies and Uncertainties (continued)

While management believes it is taking appropriate measures to support the sustainability of the VimpelCom’s business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Company’s results and financial position in a manner not currently determinable.

In the ordinary course of business, VimpelCom may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which VimpelCom operates. In the opinion of management, VimpelCom’s liability, if any, in all pending litigation, other legal proceeding or other matters, other than what is discussed in this Note, will not have a material effect upon the financial condition, results of operations or liquidity of VimpelCom.

VimpelCom’s operations and financial position will continue to be affected by political developments in Russia, Kazakhstan, Tajikistan, Ukraine, Uzbekistan, Georgia and Armenia, including the application of existing and future legislation and tax regulations. These developments could have a significant impact on VimpelCom’s ability to continue operations. VimpelCom does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia, Kazakhstan, Tajikistan, Ukraine, Uzbekistan, Georgia and Armenia.

Telecom Licenses Capital Commitments

VimpelCom’s ability to generate revenues in Russia is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses. VimpelCom’s GSM-900/1800 licenses that cover Moscow and the Moscow region, Central region, Volga region, Caucasus region, and the Siberia region have been reissued and under the new terms expire on April 28, 2013. The GSM-900/1800 licenses that cover the Northwest region, Urals and part of Far East region expire in 2011 - 2012 (the GSM-900/1800 license for Irkutsk region, excluding Ust-Ordynskiy Buryatskiy Autonomous Region, expires in 2011).

In April 2007 VimpelCom was awarded a license for the provision of “3G” mobile radiotelephony communications services for the entire territory of the Russian Federation that expires on May 21, 2017. The 3G license was granted subject to certain capital commitments. The three major conditions are that VimpelCom will have to build a certain number of base stations that support 3G standards and will have to start services provision by certain dates in each subject area of the Russian Federation, and also will have to build a certain number of base stations by the end of the third, fourth and fifth years from the date of granting of the license.

KaR-Tel owns a GSM-900 license to operate over the entire territory of Kazakhstan. The license expires in August 2013. The license was given to KaR-Tel subject to its ability to meet the following requirements by August 2003: develop the telecommunication network that covers all major highways in the territory of Kazakhstan, roads in the territory of resorts and cities with populations of more than 10,000 people. As of December 31, 2008 Kar-Tel had built its telecommunication network to cover approximately 98% of the major highways in different regions of Kazakhstan. In July 2008, the GSM-900 license was added with the permission for use of 1800 radiofrequency, the related commitment is to cover cities with populations of more than 1000 people by December 31, 2012.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

21.	Commitments, Contingencies and Uncertainties (continued)

Taxation

The taxation systems in Russia, Kazakhstan, Tajikistan, Ukraine, Uzbekistan, Georgia and Armenia are evolving as their respective national governments transform their national economies from a command to market oriented economies. In the Russian Federation, VimpelCom’s predominant market, there were many tax laws and related regulations introduced in previous periods as well as in 2008 which were not always clearly written, and their interpretation is subject to the opinions of the local tax inspectors and officials of the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management’s best estimate.

On July 6, 2006, VimpelCom received the Russian tax inspectorate’s final decision with respect to the audit of VimpelCom’s 2003-2004 Russian tax filings. The decision states that VimpelCom owes an additional 1,804 million Russian roubles in taxes (including 349 million Russian roubles in fines and penalties), which is approximately US$61,401 (including approximately US$11,879 in fines and penalties) at the exchange rate as of December 31, 2008.

VimpelCom challenged the tax inspectorate’s final decision and as of December 31, 2008, VimpelCom received positive court rulings that invalidated the major portion of the tax inspectorate’s final decision. At the same time VimpelCom lost the portion of its claim for the total amount of 166 million Russian roubles in income tax (which is approximately US$5,650 at the exchange rate as of December 31, 2008), however, the tax inspectorate has acknowledged that the above sum can be partly (164 million Russian rubles, or $5,580) deducted during the 2005 tax year. All court hearings with respect to the tax examination for the tax years 2003 – 2004 have been finished.

On June 30, 2008, the Company received a final decision of the Russian tax inspectorate’s review of VimpelCom’s tax filings for financial years 2005 and 2006. According to the final decision, VimpelCom owes an additional 1,250.5 million Russian roubles in taxes (including 48.6 million Russian roubles in fines and penalties), which is approximately US$42,562 (including approximately US$1,654 in fines and penalties) at the exchange rate as of December 31, 2008. The Company disagrees with the tax inspectorate’s decision and has filed a lawsuit in the Russian arbitration courts.

EDN Sovintel is engaged in litigation with the Russian tax inspectorate in regard to claims issued by the tax inspectorate on September 25, 2006. The Russian tax inspectorate claimed that Sovintel owes taxes, fines and penalties in the amount of approximately US$24.1 million for the years ended December 31, 2004 and 2005. On October 4, 2006, Sovintel filed a lawsuit against the tax inspectorate disputing the claims. Sovintel challenged the tax inspectorate’s final decision during 2008 year and as of December 31, 2008, Sovintel received positive court rulings that invalidated all claims of the tax inspectorate’s final decision. All court hearings with respect to the tax examination for the tax years 2004 – 2005 have been finished.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

21.	Commitments, Contingencies and Uncertainties (continued)

Taxation (continued)

On April 30, 2009, the Company’s subsidiary - EDN Sovintel - received a final decision of the Russian tax inspectorate’s review of its tax filings for financial years 2006 and 2007. According to the final decision, EDN Sovintel owes an additional RUR323.8 in taxes (including RUR 35.9 in fines and penalties), which is approximately US$9,739 (including approximately US$1,080 in fines and penalties) at the exchange rate as of April 30, 2009. EDN Sovintel disagrees with the tax inspectorate’s decision and intends to file a lawsuit in the Russian Arbitration courts.

KaR-Tel

On January 10, 2005, Limited Liability Partnership “KaR-Tel” (“Kar-Tel”) received an “order to pay” issued by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies (the “Fund”), in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.55 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order, dated as of October 7, 2004, was delivered to the Company by the Bostandykski Regional Court of Almaty. The order does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004.

On January 17, 2005, Kar-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order and requesting the Turkish court to cancel the order and stay of execution proceedings in Turkey. We understand that Kar-Tel’s petition was assigned to the 4th Administrative Court in Turkey, and it should be reviewed pursuant to applicable law.

On June 1, 2006, Kar-Tel received formal notice of the Administrative Court’s ruling that the stay of execution request was denied. Kar-Tel’s Turkish counsel has advised Kar-Tel that the stay request is being adjudicated separately from the petition to cancel the order. Kar-Tel has submitted an appeal of the ruling with respect to the stay application.

On June 1, 2006 Kar-Tel also received the Fund’s response to its petition to cancel the order. In its response, the Fund asserts, among other things, that the order to pay was issued in furtherance of its collection of approximately US 5.5 billion in claims against the Uzan group of companies that were affiliated with the Uzan family in connection with the failure of T. Imar Bankasi, T.A.S. The Fund’s response to Kar-Tel’s petition claims that the Uzan group of companies includes Kar-Tel, Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S. These two Turkish companies owned an aggregate 60% of the equity interests in Kar-Tel until their interests were redeemed by Kar-Tel in November 2003 in accordance with a decision of the Review Panel of the Supreme Court of Kazakhstan. In July 2006, Kar-Tel submitted its response, dated June 30, 2006, to the Fund’s via the Kazakh Ministry of Justice, to be forwarded to the 4th Administrative Court of Istanbul, denying in material part the factual and legal assertions made by the Fund in support of the order to pay.

On December 11, 2008, Kar-Tel received a Decision of Territorial Court of Istanbul dated December 12, 2007, where the Court rejected Kar-Tel’s appeal with respect to the stay of execution request. On December 11, 2008 Kar-Tel also received a response from the Fund to Kar-Tel’s court filing in July 2006. The Turkish court presiding over the case may issue a decision on the basis of the parties’ filings. Kar-Tel continues to believe that the Fund’s claim is without merit, and Kar-Tel will take whatever actions it deems necessary and appropriate to protect itself against the Fund’s claim.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

21.	Commitments, Contingencies and Uncertainties (continued)

Other Litigations

On April 15, 2008, we received a copy of a purported claim filed with the Arbitration Court of Khanty-Mansiisky Autonomous Okrug in Russia from Farimex Products, Inc., the purported holder of 25,000 of our ADSs. The named defendants under the claim are Eco Telecom Limited, Altimo, Avenue Limited, Janow Properties Limited, Santel Limited, Telenor and OJSC CT-Mobile. Both our company and several of our current and former directors, namely, Messrs. Mikhail Fridman, Arve Johansen, Alexey Reznikovich, Fridtjof Rusten and Henrik Torgersen, are named as third parties to the case. Under Russian law, a person named as a third party to a claim is generally a person potentially interested in the case who can participate in the proceedings if he so chooses. A third party is not a defendant in the claim and judgments cannot be entered against a person solely due to the fact that the person was named as a third party. The claimant is seeking reimbursement from the defendants to our company of approximately US$3.8 billion in alleged damages caused to our company by the actions of the defendants with regard to our entrance into the Ukrainian telecommunications market. Among other things, the claimant alleged that Alfa and Telenor prevented our company from acquiring Kyivstar and that Telenor, acting through the directors on our board nominated by Telenor, caused a delay in our acquisition of URS, which caused us damages. The court rejected the claimant’s motion to arrest the shares in our company owned by Eco Telecom and Telenor to secure the claim. On August 16, 2008, the court of first instance sustained the claim in part and held Telenor liable for approximately US$2.8 billion of damages. Telenor appealed this decision and on December 29, 2008 the Court of Appeals vacated the lower court’s ruling and remanded it for a new hearing at a different court of first instance. On February 20, 2009, the court of first instance sustained the claim in part and found Telenor liable for approximately US$1.7 billion in damages. Telenor is appealing this decision. Subsequent to the court ruling, a court bailiff arrested 15.3 million of our ordinary shares owned by Telenor. We understand that these shares can, under certain circumstances, be sold by the court bailiff to satisfy the court judgment. The court bailiff may also transfer the shares to us to the extent that they cannot be sold to satisfy the court judgment within a certain period of time. Telenor has applied for a stay of enforcement proceedings but the court denied the application. Telenor has publicly stated that it is appealing this decision. If a stay of enforcement is granted, it would freeze the sale of the arrested shares. On April 3, 2009, Telenor publicly disclosed that it has officially been served with a claim to pay US$1.7 billion to VimpelCom and that it has five days to pay the sum voluntarily. We received a letter from Telenor, dated March 31, 2009, addressed to our former CEO, relating to the Farimex Case. In the letter, Telenor alleges that in connection with the Farimex Case there have been gross violations of Telenor’s procedural and substantive rights, and states, among other things, that they expect that VimpelCom would publicly denounce the Farimex Case and publicly state that it will have nothing to do with the case or any proceeds from the Farimex Case. Telenor also stated in the letter that if for any reason we accept, whether actively or through our own inaction, the payment of proceeds of enforcement of the Farimex Case, Telenor will not hesitate to pursue whatever remedies against us (and, if appropriate, any of our management involved, personally) as may be available to Telenor in the United States and Europe, or before any transnational courts or agencies. On April 3, 2009, we responded to Telenor’s letter and stated, among other things, that if and when we are faced with a decision respecting the outcome or implications of the Farimex Case, we, of course, will act in accordance with all applicable laws, rules and regulations and in the best interests of our shareholders and that we will protect our reputation and will defend our company and our officers and directors against actions taken against us or them. As of the date hereof, the Company is not aware of any pending legal action against it in connection with this matter.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

21.	Commitments, Contingencies and Uncertainties (continued)

Other Litigations (continued)

In April 2009, for the purpose of control over VAT payments, the tax authorities requested that the Company provide the details of the Court decision as of March 2, 2009, concerning the reimbursement of losses from Telenor in favor of VimpelCom. Taking into consideration that the amount of the judgment is not related to the Company’s ordinary business obligations for goods or services, management believes that the amount is not subject to tax.

At this stage, we do not know what, if any, further actions we will take or will be required to take regarding this matter and we cannot predict what, if any, impact this matter may have on our strategic shareholders, named board members or our Company. No amounts have been accrued in these financial statements in relation to this claim.

Operating Lease Commitments

Operating lease commitments for each of the succeeding five years is expected to be as follows:

2009	86,037
2010	14,930
2011	13,294
2012	11,843
2013	9,686
Thereafter	65,270

Total	201,060

Other Commitments

On August 13, 2008 the Company entered into an agreement with Apple Sales International (“Apple”) to purchase 1.5 million IPhone handsets under the quarterly purchase installments over a two year period beginning with commercial launch in the fourth quarter 2008. The Company made 12% of its quarterly purchase installment of IPhones in 2008 but did not purchase the IPhone handsets in the first quarter of 2009.

22.	Subsequent Events

In December 2007 and in February 2008 VimpelCom in connection with acquisition of Golden Telecom, Inc provided to its wholly owned subsidiary Lillian Acquisition loans in the total amount of USD 4,128,400. Golden Telecom, Inc after merger with Lillian Acquisition became a borrower under these loan agreements. On 22 January 2009 VimpelCom and Golden Telecom, Inc. completed conversion of the entire amount of the debt owed by Golden Telecom under these loan agreements into the equity of Golden Telecom, Inc and became a direct owner of 96.27% of the share capital of Golden Telecom, Inc with remaining 3.73% owned by Vimpelcom Finance BV, wholly owned subsidiary of VimpelCom.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

22.	Subsequent Events (continued)

On 11 February, 2009 VimpelCom submitted to the Russian Federal Financial Markets Service documentation required for the potential issuance of Russian ruble-denominated bonds through LLC VimpelCom-Invest, a wholly owned subsidiary of VimpelCom. The bonds may be issued depending on VimpelCom’s funding needs within a period of one year from the date on which the Russian Federal Financial Markets Service registers the submitted documentation. The proposed amount of the issue is up to 30 billion Russian rubles, which is the equivalent of approximately US$834,992 at Central Bank of Russia exchange rate as of 11 February 2009. The bonds will be guaranteed by VimpelCom.

The proposed maturity period is five years. The coupons are to be paid semiannually. Bond holders will have the right to sell their bonds to VimpelCom-Invest earlier under conditions which will be determined prior to the public placement. The bonds may be issued in three series with face values of 10 billion rubles for each, and the coupon rate for each series will be determined for the period prior to exercise of the put-option or redemption, depending on market conditions. The annual interest rate will be defined as the result of a public placement.

VimpelCom intends to use the proceeds from the bonds for refinancing of its existing indebtedness denominated in foreign currency and the development of VimpelCom’s core business. There is no assurance that VimpelCom will be able to issue these bonds or that if it does issue the bonds, that it will be able to issue bonds for the full amount intended.

On March 10, 2009, VimpelCom signed a three year loan agreement with Sberbank in the amount of RUR 8,000 million, the equivalent to US$223,855 as of March 10, 2009. The loan agreement bears annual maximum interest at a rate of 19.0% and matures on December 27, 2011. The indebtedness under this loan agreement will be secured by the pledge of the telecommunication equipment in the Rouble amount equivalent to US$233,649 as of March 10, 2009.

On March 10, 2009, VimpelCom signed a four year loan agreement with Sberbank in the amount of $US250,000. The loan agreement bears annual maximum interest at a rate of 13.0% and matures on December 27, 2012. The indebtedness under this loan agreement will be secured by the pledge of the telecommunication equipment in the amount of US$257,500.

On March 24, 2009, VimpelCom signed a seven year loan agreement with HVB in the amount of US$160,250. The facility is guaranteed by EKN export credit agency. The facility is to finance equipment and services provided to VimpelCom by Ericsson on a reimbursement basis. The principal amount will be repaid in 14 equal semi-annual payments plus interest equal to 6-month LIBOR + 1.95% per annum. The maturity date of the loan is 2016.

In March 2009, we entered into a series of forward agreements to acquire US$166,692 in Russian rubles to hedge our short-term US dollar denominated liabilities due in the fourth quarter of 2009.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

22.	Subsequent Events (continued)

In accordance with terms of the US$275,000 facility agreement dated 25 January 2007 among Golden Telecom, Inc., EDN Sovintel LLC, GTS Finance, Inc. and syndicate of banks, Golden Telecom, Inc. must provide its audited consolidated financial statements. Event of default occurs in case annual consolidated financial statements are not provided within 120 days after the end of the financial year and this breach is not remedied within 21 subsequent business days. On April 30, 2009 we have received a waiver letter from lenders with an extension of financial statements delivery period until May 29, 2009. The Company is going to sign an amendment to the loan facility in order to exclude requirement to submit consolidated financial statements of Golden Telecom, Inc. or make prepayment of the full amount of the facility in case signing of the amendment is not possible.

Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Forms S-8 (Registration Nos. 333-13008, 333-125027, 333-137105, 333-145713 and 333-153069) pertaining to the VimpelCom 2000 Stock Option Plan and the Amended and Restated VimpelCom 2000 Stock Option Plan of our report dated May 6, 2009 (except for the adoption of SFAS No. 160 and related changes as described in Note 2, as to which the date is December 4, 2009), with respect to the consolidated financial statements of Open Joint Stock Company Vimpel-Communications (“VimpelCom”) as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 included in this Report of Foreign Private Issuer on Form 6-K of VimpelCom.

/s/ ERNST & YOUNG LLC

Moscow, Russia

December 4, 2009